     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 1999
                                             REGISTRATION NO. 333-_____________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------
                                    Form S-1

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                                   ---------


                              GOLDEN TELECOM, INC.

             (Exact name of Registrant as specified in its charter)

           DELAWARE                             4812                     51-0391303
(State or Other Jurisdiction of         (Primary Industrial           (I.R.S. Employer
Incorporation or Organization)       Classification Code Number)     Identification No.)

                              Golden Telecom, Inc.
                            12, Krasnokazarmennaya,
                             Moscow, Russia 111250
                              (011-7-501) 797-9300
   (Address and telephone number of Registrant's principal executive offices)

                                Grier C. Raclin
                         Global TeleSystems Group, Inc.
                              1751 Pinnacle Drive
                            North Tower - 12th Floor
                             McLean, Virginia 22012
                                 (703) 918-4500
           (Name, address and telephone number of agent for service)

                                   Copies to:
 David J. Beveridge, Esq.                             James J. Clark, Esq.
  Shearman & Sterling                                Cahill Gordon & Reindel
    199 Bishopsgate                                     80 Pine Street
London, EC2M 3TY, England                           New York, New York 10005
  011-44-171-920-9000                                    (212) 701-3000

                                   ---------
       Approximate date of commencement of proposed sale to the public:
         AS SOON AS PRACTICABLE ON OR AFTER THE EFFECTIVE DATE OF THIS
                            REGISTRATION STATEMENT.

                                   ---------
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                   ---------

                        CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                                  PROPOSED MAXIMUM      PROPOSED MAXIMUM
         TITLE OF EACH CLASS                AMOUNT TO BE           OFFERING PRICE           AGGREGATE              AMOUNT OF
   OF SECURITIES TO BE REGISTERED          REGISTERED(1)            PER SECURITY        OFFERING PRICE(2)       REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
     COMMON STOCK, NOMINAL VALUE                                         $                 $40,000,000              $11,120
           $0.01 PER SHARE
================================================================================================================================

(1) INCLUDES (i) SHARES OF COMMON STOCK TO COVER THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (ii) SHARES OF COMMON STOCK WHICH ARE TO BE OFFERED OUTSIDE THE UNITED STATES BUT THAT MAY BE RESOLD FROM TIME TO TIME IN THE UNITED STATES DURING THE DISTRIBUTION. THE SHARES OF COMMON STOCK REGISTERED HEREBY ARE NOT BEING REGISTERED FOR THE PURPOSE OF SALES OUTSIDE OF THE UNITED STATES.

(2) ESTIMATED SOLELY FOR THE PURPOSE OF CALCULATING THE REGISTRATION FEE PURSUANT TO RULE 457 UNDER THE SECURITIES ACT.

                                   ---------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JULY 14, 1999



[LOGO]

                                     Shares

                              GOLDEN TELECOM, INC.

                                  Common Stock

                               -----------------


         We are offering all shares. Prior to this offering, there has been no public market for our common stock. The initial public offering price is
expected to be between $    and $    per share.

         We will make application to list the common stock on The Nasdaq National Market under the symbol " ".



                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.



                  PRICE TO       UNDERWRITING DISCOUNTS     PROCEEDS TO
                  PUBLIC         AND COMMISSIONS            GOLDEN TELECOM, INC.
Per Share         $              $                          $
Total             $              $                          $



         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         We have granted the underwriters the right to purchase up to additional shares at the public offering price to cover any over-allotments.




                                 DEUTSCHE BANK




                                     , 1999

                               TABLE OF CONTENTS

                                                   Page
                                                   ----
PROSPECTUS SUMMARY ..............................    1
RISK FACTORS ....................................    8
USE OF PROCEEDS .................................   23
DIVIDEND POLICY .................................   23
DILUTION ........................................   23
CAPITALIZATION ..................................   24
SELECTED HISTORICAL AND PRO FORMA
    CONSOLIDATED FINANCIAL DATA .................   25
MANAGEMENT'S DISCUSSION AND
   ANALYSIS OF FINANCIAL CONDITION
   AND RESULTS OF OPERATIONS ....................   30
BUSINESS ........................................   49
THE POLITICAL, LEGAL AND ECONOMIC
   ENVIRONMENTS IN RUSSIA AND UKRAINE ...........   70
REGULATION ......................................   74
MANAGEMENT ......................................   76
BENEFICIAL OWNERSHIP OF MANAGEMENT AND
   PRINCIPAL STOCKHOLDER ........................   82
RELATIONSHIP WITH GTS AND CERTAIN
   RELATED PARTY TRANSACTIONS ...................   83
DESCRIPTION OF CERTAIN FINANCING
   ARRANGEMENTS AND INDEBTEDNESS ................   86
DESCRIPTION OF CAPITAL STOCK ....................   87
SHARES ELIGIBLE FOR FUTURE SALE .................   89
CERTAIN UNITED STATES TAX CONSEQUENCES
   TO NON-US HOLDERS OF COMMON STOCK ............   90
UNDERWRITING ....................................   93
NOTICE TO CANADIAN RESIDENTS ....................   96
LEGAL MATTERS ...................................   97
WHERE YOU CAN FIND MORE INFORMATION .............   97
EXPERTS .........................................   97
FORWARD-LOOKING STATEMENTS ......................   98
INDEX TO FINANCIAL STATEMENTS ...................   F-1
GLOSSARY OF TELECOMMUNICATIONS INDUSTRY TERMS ...   G-1

                             ----------------------


         YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                             ----------------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

         UNTIL    , 1999, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

         The following is a summary of this prospectus. This summary is not complete and may not contain all the information you should consider before investing in our common stock. The terms "we" and "us" refer to Golden Telecom, Inc. The term "GTS" refers to our parent company, Global TeleSystems Group, Inc. This prospectus presents certain pro forma financial information regarding our results of operations.

                                  OUR COMPANY

         We are a leading facilities-based provider of integrated telecommunications services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg and other major population centers throughout Russia and other countries of the Commonwealth of Independent States (CIS). We offer our services through three business groups:

         o Competitive Local Exchange Carrier (CLEC) Services using our overlay networks in Moscow, Kiev and St. Petersburg;

         o Data and Long Distance Services using a fiber optic and satellite-based network, including more than 80 combined points of presence in Russia and other countries of the CIS; and

         o Mobile Services using cellular networks in Kiev, Vladivostok and thirteen other population centers throughout Russia.

         CLEC Services. In Moscow, Kiev and St. Petersburg, we operate facilities-based CLECs, which include our international gateways. We provide a range of services including local exchange and access services, international and domestic long distance services, managed bandwidth services, Internet access and the design and installation of corporate networks. We offer these services through our metropolitan area networks comprising over 1,000 kilometers of fiber optic rings that are integrated with our long distance network facilities and the incumbent networks in these cities. We provide CLEC services primarily through our operating companies, Sovintel, TCM and Golden Telecom BTS.

         Data and Long Distance Services. In major population centers throughout Russia and other countries of the CIS, we offer traditional and high-speed data services, using X.25, frame relay and asynchronous transfer mode (ATM) technologies, and dedicated and dial-up Internet access. We offer these services through a fiber optic network leased from Rostelecom and our satellite-based long distance network. We provide data services primarily through our Sovam operating companies. In Russia, we also offer international and long distance voice services. We offer these services primarily through our satellite-based long distance network, which is also used for the growing data services business. We provide our long distance voice services primarily through the TeleRoss operating company and ventures.

         Mobile Services. In Kiev, Vladivostok and thirteen other metropolitan areas of Russia we offer mobile telephony services. We provide mobile services with value added features such as voicemail, roaming and message services on a subscription and prepaid basis. We offer these services through our GSM-1800 network in Kiev, NMT-450 network in Vladivostok and AMPS-800 network in thirteen other metropolitan areas of Russia. Our mobile services are provided through our operating companies Golden Telecom GSM and the Vostok Mobile ventures, including PrimTelefone.

         The following table provides you with certain information, as of March 31, 1999, about the three business groups through which we conduct our business:

                                                     REGION               OWNERSHIP AS OF
              BUSINESS VENTURE                     OF OPERATIONS           MARCH 31, 1999     PARTNER(S)
              ----------------                     -------------          ---------------     ----------
           CLEC SERVICES:
              Sovintel.......................  Moscow and St. Petersburg         50%          Rostelecom
              TCM............................  Moscow                            95%          MTU-Inform
              Golden Telecom BTS.............  Kiev                            56.75%         Private investors

           DATA AND LONG DISTANCE SERVICES:
              Sovam Teleport.................  Russia and CIS                   100%
              Sovam Teleport Ukraine.........  Ukraine                           49%          Private investors
              TeleRoss operating company.....  Russia                           100%
              TeleRoss ventures..............  14 cities in Russia             50-100%        Regional telephone
                                                                                              operators
           MOBILE SERVICES:
              Golden Telecom GSM.............  Kiev                            56.75%         Private investors
              Vostok Mobile ventures.........  14 cities in Russia             50-100%        Regional telephone
                                                                                              operators and
                                                                                              private investors


         The following table sets forth certain operating data related to our consolidated and unconsolidated ventures:

                                                                                        AT AND FOR THE
                                                         AT AND FOR THE YEAR ENDED       THREE MONTHS
                                                                DECEMBER 31,            ENDED MARCH 31,
                                                         -------------------------     ----------------
   OPERATING DATA                                         1996      1997      1998      1998      1999
   --------------                                        -----     -----     -----     -----     ------
  Points of Presence(1) ............................        37        49        78        59        84
  Total Voice Minutes (millions)
     Local .........................................     133.0     269.1     340.4      92.3      71.2
     Domestic Long Distance ........................      15.8      57.1     101.6      22.4      21.0
     International Outgoing ........................      20.5      46.0      60.0      14.8      11.3
     Incoming ......................................      33.2      69.9      86.5      17.6      22.4
  Dial-up Internet Access Subscribers(2) ...........     1,854     3,159     4,261     3,666     5,074
  Total Active Cellular Subscribers (thousands) ....       9.8      20.4      25.5      22.9      28.0
  Total Employees ..................................       856     1,116     1,439     1,321     1,409

---------

(1) A point of presence is a physical place where a carrier has placed equipment, typically a router or a switch, to allow network access.

(2) These figures do not reflect the acquisition, completed in June 1999, of the Glasnet business, which had approximately 10,000 subscribers at March 31, 1999.

                                  OUR STRATEGY

         Our objective is to be the leading alternative telecommunications service provider to the business market in Moscow, Kiev, St. Petersburg and select population centers throughout Russia and other countries of the CIS. To achieve this objective, we intend to:

Pursue Consolidation Opportunities         The August 1998 Russian financial
                                           crisis has created significant
                                           consolidation opportunities. We
                                           intend to pursue those opportunities
                                           through acquisitions that allow us
                                           to improve and expand our service
                                           offerings and maintain operational
                                           control. We will target
                                           complementary opportunities that
                                           will enable us to achieve synergies
                                           and economies of scale.

Increase Market Share by Offering          Corporate customers increasingly
Bundled Data and Voice Services            demand integrated telecommunications
Over an Integrated Network                 solutions from one-stop providers
                                           that are able to deliver a full
                                           service offering in the areas in
                                           which they operate. As a result, we
                                           plan to continue to develop and
                                           combine our businesses to create a
                                           unified service platform for local
                                           access, local exchange, domestic and
                                           international long distance, data
                                           and systems integration services.

Extend Leading Position in High            We plan to build on our position as a
Growth Data and Internet Markets           leading provider of data
                                           communication services in Russia and
                                           other countries of the CIS by
                                           increasing the number of points of
                                           presence in our data network to
                                           facilitate the growing demand for
                                           our managed bandwidth services,
                                           using X.25, frame relay and ATM
                                           technologies. In addition, we plan
                                           to expand our dedicated and dial-up
                                           Internet access and connectivity,
                                           web hosting and other Internet
                                           service offerings by increasing our
                                           direct marketing efforts and through
                                           acquisitions.

Reduce Operating Costs and Satisfy         Our network strategy has been to
Capacity Needs through Network             build and own our local exchange and
Planning and Build Out                     customer access networks. We have
                                           typically leased digital terrestrial
                                           channels to supply our regional
                                           connectivity, supplementing these
                                           channels with satellite circuits for
                                           redundancy and remote connectivity.
                                           We intend to construct or acquire
                                           fiber optic capacity along our heavy
                                           traffic and high cost routes to
                                           reduce our unit transmission costs
                                           and ensure sufficient capacity to
                                           meet the growing demand for Internet
                                           and data services.

Focus Operating Activities and             We plan to deploy our capital
Capital Investments in Major               investments primarily in Moscow, Kiev
Metropolitan Areas                         and St. Petersburg where demand for
                                           our services is most heavily
                                           concentrated. We also intend
                                           to consider opportunities to expand
                                           our operations in regional cities
                                           with sufficiently strong local
                                           economies, and where we believe
                                           potential exists to grow businesses
                                           which complement our current
                                           operations.


                       OUR FORMATION AS A PUBLIC COMPANY

         Our business is currently wholly owned by GTS, a provider of telecommunications services throughout Europe. GTS has created a separate holding company, Golden Telecom, Inc., that will issue the shares offered in this public offering. Immediately before the consummation of this offering, GTS will contribute to Golden Telecom, Inc. all the business units through which we conduct our operations. After the completion of the offering, GTS will own approximately % of the outstanding shares of common stock of our company ( % if the underwriters' over-allotment option is exercised in full).

         In connection with this offering, we intend to enter into several agreements that will govern the continuing relationships between us and GTS. For example, GTS will continue to provide some administrative services for us, guarantee some of our obligations and transfer the trademarks used exclusively in our operations in the CIS.


                                  OUR ADDRESS

         Our principal executive offices are located at 12, Krasnokazarmennaya, Moscow, Russia 111250. Our telephone number is (011-7-501) 797-9300.

                                  THE OFFERING

Shares offered by us (a)......................                shares

Price to public...............................     $      per share

Shares outstanding immediately after the                      shares
    offering (b)..............................

Use of proceeds...............................     We expect the net proceeds of
                                                   this offering to be $
                                                   million, after deducting
                                                   estimated commissions and
                                                   offering expenses of $
                                                   million.

                                                   We intend to use the net
                                                   proceeds from the offering
                                                   primarily for the following
                                                   purposes:

                                                   o  potential acquisitions and
                                                      business development;

                                                   o  network expansion;

                                                   o  working capital; and

                                                   o  general corporate
                                                      purposes.

Proposed Nasdaq National Market symbol........     We intend to apply to list
                                                   our shares on the Nasdaq
                                                   National Market under the
                                                   symbol " ".

Lock-ups......................................     GTS has agreed that it will
                                                   not offer, sell, contract to
                                                   sell, announce an intention
                                                   to sell, pledge or otherwise
                                                   dispose of, directly or
                                                   indirectly, any shares of
                                                   our common stock or
                                                   securities convertible into
                                                   or exchangeable or
                                                   exercisable for any of our
                                                   common stock without the
                                                   prior written consent of
                                                   Deutsche Bank AG London,
                                                   which consent may not be
                                                   unreasonably withheld, for a
                                                   period of 360 days after the
                                                   date of this prospectus. We,
                                                   our directors and our
                                                   officers have entered into
                                                   similar agreements for a
                                                   period of 180 days after the
                                                   date of this prospectus.


---------
(a) If the underwriters exercise their option to purchase additional shares of common stock to cover over-allotments, the total number of shares offered would increase by up to shares.

(b) Does not include shares of common stock that will be issuable upon the exercise of employee stock options (none of which will be immediately exercisable).

                      SUMMARY CONSOLIDATED FINANCIAL DATA

         The following selected historical and pro forma consolidated financial and other financial data have been derived from our historical financial statements and our operating results. Historical financial data presented in this prospectus have been derived from audited financial statements, whereas quarterly data and pro forma data are unaudited.

         Our pro forma results of operations give effect to the transactions in which we acquired minority interests to increase our ownership to 100% of Sovam, 56.75% of Golden Telecom (Ukraine) and 95% of TCM. These transactions were consummated in February 1998, June 1998 and July 1998, respectively, and allowed us to consolidate these ventures. However, for the purpose of preparing these pro forma results, we have assumed that these transactions were consummated at the beginning of the period indicated.

                                                          FOR THE YEAR                    PRO FORMA FOR THE
                                                       ENDED DECEMBER 31,              YEAR ENDED DECEMBER 31,
                                                -----------------------------------    -----------------------
                                                   1996        1997          1998        1997          1998
                                                ---------    ---------    ---------    ---------    ----------
STATEMENT OF OPERATIONS DATA:                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues ....................................   $  13,140    $  27,198    $  86,086    $  79,706    $ 117,367
Gross margin ................................       3,057        6,778       42,512       40,626       65,493
 Equity in (earnings) losses of ventures ....      (3,783)     (12,428)      (2,559)      (8,704)         863
Operating loss ..............................     (13,599)      (6,406)     (16,965)      (1,910)     (10,879)
Other (expense) income ......................      (1,586)        (830)     (10,455)         583      (10,364)
Net loss ....................................     (15,471)      (7,883)     (33,644)      (9,530)     (32,832)
Net loss per share(1) .......................   $            $            $            $            $


EBITDA(2) ...................................   $  17,219    $  21,283    $  31,250    $  21,765    $  38,135
Net cash (used in) provided by operating
      activities ............................     (17,077)     (20,591)       1,290        2,341        6,683
Net cash used in investing activities .......     (12,274)     (22,203)     (62,413)     (69,411)     (41,019)
Net cash provided by financing activities ...      32,390       43,538       74,151       71,922       37,113



                                                  AT DECEMBER 31, 1998     AT MARCH 31, 1999
                                                  ---------------------   -------------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ..................              $ 14,164              $ 15,330
Property and equipment, net ................                52,186                54,714
Investments in and advances to ventures ....                46,519                45,087
Total assets ...............................               235,849               232,324
Total debt .................................                24,459                25,459
Minority interest ..........................                 7,993                 8,452
Shareholders' equity .......................               168,783               166,536

(1)      These amounts were calculated based on an assumption of      shares of
         common stock outstanding for the respective periods.


(2) EBITDA is earnings (loss) from operations before foreign currency gains (losses), interest, taxes, depreciation and amortization. In computing EBITDA, we have included our portion, based on our accounting policy for equity investees, of the earnings (loss) of our operations that we account for using the equity method of accounting. These equity method results exclude foreign currency gains (losses), interest, taxes and depreciation and amortization, which we include within our equity in (earnings) losses of ventures line item in our consolidated statements of operations. EBITDA is a measure of a company's performance commonly used in the telecommunications industry, but should not be construed as an alternative to net income
         (loss) determined in accordance with US generally accepted accounting principles (US GAAP) as an indicator of operating performance or as an alternative to cash from operating activities determined in accordance with US GAAP as a measure of liquidity.

     SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED QUARTERLY FINANCIAL DATA

     We present below certain historical and pro forma consolidated information regarding our quarterly results since the start of 1998 in order to show our results before and since the August 1998 Russian financial crisis.

                                                                 PRO FORMA(1) FOR THE THREE MONTHS ENDED                  ACTUAL
                                                     --------------------------------------------------------------   --------------
                                                                                                                      FOR THE THREE
                                                     MARCH 31,        JUNE 30,       SEPTEMBER 30,     DECEMBER 31,    MONTHS ENDED
                                                       1998             1998            1998              1998        MARCH 31, 1999
                                                     ---------        --------       -------------     ------------   --------------
                                                                                      (IN THOUSANDS)
Revenues ....................................        $ 27,306         $ 32,680         $ 31,966         $ 25,415         $ 24,185
Cost of Revenues ............................          12,567           14,550           12,709           12,048            9,326
Gross Margin ................................          14,739           18,130           19,257           13,367           14,859
Selling, general and administrative .........          11,049           11,624           17,124           11,299            8,638
         Net loss ...........................          (1,939)            (395)         (17,121)         (13,377)          (7,776)


EBITDA(2) ...................................          11,203           13,552            6,913            6,467            7,560
Net cash (used in) provided by
operating activities ........................           6,964              530            1,618           (2,429)            (629)
Net cash used in investing activities .......          (6,680)         (12,850)          (9,635)         (11,854)          (4,453)
Net cash provided by financing activities ...           1,423            9,922           10,504           15,264            6,526

---------
(1) Our pro forma results of operations give effect to the transactions whereby we acquired minority interests to increase our ownership to 100% of Sovam, 56.75% of Golden Telecom (Ukraine) and 95% of TCM as if they had occurred at the beginning of the three-month periods indicated, as opposed to their actual dates of February 1998, June 1998 and July 1998, respectively. These transactions allowed us to consolidate these business ventures.

(2) EBITDA is earnings (loss) from operations before foreign currency gains (losses), interest, taxes, depreciation and amortization. In computing EBITDA, we have included our portion, based on our accounting policy for equity investees, of the earnings (loss) of our operations that we account for using the equity method of accounting. These equity method results exclude foreign currency gains (losses), interest, taxes and depreciation and amortization, which we include within our equity in (earnings) losses of ventures line item in our consolidated statements of operations. EBITDA is a measure of a company's performance commonly used in the telecommunications industry, but should not be construed as an alternative to net income
         (loss) determined in accordance with US GAAP as an indicator of operating performance or as an alternative to cash from operating activities determined in accordance with US GAAP as a measure of liquidity.

                                  RISK FACTORS

         Investing in our common stock will provide you with an equity ownership interest in Golden Telecom, Inc. As a shareholder, you may be subject to risks inherent in our business. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors relating to us as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

          RISKS ASSOCIATED WITH DOING BUSINESS IN RUSSIA, UKRAINE AND OTHER COUNTRIES OF THE COMMONWEALTH OF INDEPENDENT STATES

         We generate all our revenues from operations in Russia, Ukraine and other countries of the Commonwealth of Independent States. All foreign companies operating in the Commonwealth of Independent States, including our company, face significant political, economic, regulatory, legal and tax risks, as summarized below.

CONTINUING POLITICAL INSTABILITY COULD MATERIALLY ADVERSELY AFFECT OUR
OPERATIONS

         RUSSIA

         Since the dissolution of the Soviet Union in December 1991, Russia has been undergoing significant political and economic transformation, the result of which is a generally unstable political climate characterized by frequent changes in governments at the federal level, gridlock in the lower house of the Russian parliament, the Duma, significant dislocations of authority, widespread corruption among government officials and a significant rise in organized crime and other criminal activity. In view of these developments and President Yeltsin's lack of popular support, deteriorating health and erratic stewardship of the country, Russia's political situation is expected to remain very unsettled. Continuing political and economic instability could disrupt the direction, scope and pace of political and economic reforms, discourage foreign and local investment and spending, and could have a material adverse effect on our operations and the market price of our stock.

         In addition, elections for the Duma are scheduled for December 1999 and Presidential elections are scheduled for June 2000. In the event that an increased number of ultra nationalistic, anti-Western or Communist lawmakers are elected, the political and economic reforms initiated during the last eight years could be reversed. A dramatic change in government policies concerning foreign investment or the telecommunications industry could have a material adverse effect on our operations and the market price of our common stock.

         UKRAINE

         As in Russia, Ukraine has experienced significant political and economic change since its declaration of independence from the Soviet Union in 1991. New presidential elections are scheduled for October 1999. A change in the balance of power could lead to increased political and economic instability and could result in a change in government policies concerning foreign investment or the telecommunications industry, which in turn could have a material adverse effect on our operation and the market price of our common stock.

THE EFFECT OF ECONOMIC INSTABILITY ON OUR BUSINESS IS UNCERTAIN

         RUSSIA

         In August 1998, the Russian government imposed a 90-day moratorium on certain foreign exchange payments, which resulted in delayed transfers of funds. Although the moratorium expired in November 1998 and certain foreign exchange payments are again allowed, another moratorium could be imposed if the Russian government and Central Bank anticipate further liquidity crises. Any difficulties in converting rubles into foreign currency and transferring such foreign currency could have a material adverse effect on our financial condition and results of operations.


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

         Although markets may have stabilized since August 1998, the Russian economy remains in a depression, exacerbated by continuing political instability that may precipitate further economic volatility. If the Russian political situation does not stabilize and the economy does not improve, the demand for our services in Russia will remain depressed.

         The August 1998 Russian financial crisis has led to a decline in the Russian stock market and has precipitated the failure of banks and other businesses. Reforms intended to create a more market-oriented economy are at risk in this environment. The effects of the financial crisis on our customers have also made it more difficult for us to collect our invoices.

         The August 1998 Russian financial crisis caused a substantial decline in the demand for our services. For example:

         o Sovintel's revenues in July 1998 were $11.8 million. In September 1998, they decreased to $10.2 million, and in December 1998, they were $7.3 million.

         o Sovintel logged 5.2 million outgoing international minutes in July 1998. In September 1998, outgoing international minutes decreased to 4.4 million, and in December 1998, they were 3.3 million.

         o TCM made over 25,000 connections to the Moscow local exchange in the period from January to August 1998. For the remainder of 1998, TCM made only 100 connections.

         o Our Russian-based cellular operations had revenues of $3.9 million in July 1998. In September 1998, these revenues decreased to $1.9 million, and in December 1998, they were $1.6 million.

         UKRAINE

         We did not experience the same decline in revenues in Ukraine as in Russia in part because the Ukrainian economy is less developed than that of Russia. However, Ukraine is susceptible to many of the same macroeconomic risks as Russia such as sovereign debt defaults and/or restructurings, foreign exchange volatility and political instability. Deterioration in the Ukrainian economic or political situation could adversely impact our results of operations.

         Economic conditions in Ukraine remain fragile. The country's hard currency reserves are very low ($1.3 billion at June 9, 1999), and the nation's sovereign debt problems persist, with $2.5 billion maturing in 2000. Although the Ukrainian banking system did not experience the same level of disruption as the Russian banking system, the Ukrainian financial sector remains fragile and many banks, while still in operation, are technically insolvent. The relationship between Ukraine and the International Monetary Fund and World Bank, on which Ukraine continues to rely for funding, has already been strained by the slow pace of reform and the failure of Ukrainian leaders to implement programs and policies advocated by these institutions. Consequently, the risk of further devaluation of Ukraine's currency, the hryvna, is very high. Any such devaluation may adversely affect the financial condition and results of operation of our Ukrainian operations and, consequently, our consolidated group.

         If the Ukrainian economy does not improve and does not attract further investment, demand for our services may decrease and our revenue may suffer.

THE RUSSIAN BANKING CRISIS COULD ADVERSELY AFFECT OUR ABILITY TO CONVERT RUBLES AND MANAGE CASH FLOWS

         The Russian government's default on its obligations to make payments on its internal debt in August 1998 triggered a substantial decline in the value of the ruble and the bankruptcy of a number of prominent Russian banks and businesses. The instability of the ruble and the institution of further restrictions on certain foreign exchange


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

payments could negatively affect our ability to convert rubles into foreign currency and to transfer foreign exchange payments out of Russia. Although the International Monetary Fund negotiated revised terms for Russia's IMF financing, it has tied the rollover of IMF debt and any additional loans to the implementation of economic and legislative reforms. The enactment of these reforms is not certain. In June 1999, Russia defaulted on approximately $900 million of interest payments on Soviet-era debt, and its hard currency reserves remain in short supply.

         As a result of the August 1998 Russian financial crisis, the value of the ruble against the US dollar fell significantly, and this decline has negatively affected our financial performance. Our consolidated and non-consolidated entities recorded an aggregate $13.1 million pre-tax charge in the third quarter of 1998. This charge related to foreign currency exchange losses, unrecoverable bad debts and unrecoverable cash deposits. A further decline in the value of the ruble could negatively affect our financial performance and require us to record another significant pre-tax charge.

         The ruble is generally non-convertible outside Russia, so our ability to hedge against further devaluations by converting to other currencies is significantly limited. Within Russia, our ability to convert rubles into other currencies is subject to rules that increasingly restrict the purposes for which conversion and payment in foreign currencies are allowed. Although these restrictions may have temporarily increased the Russian Central Bank's hard currency reserves, these reserves and Russia's tax revenues may not be sufficient for the Russian government to meet its debt payment obligations. Another default on Russia's sovereign debt could adversely affect its ability to convert rubles to foreign currency, its credibility and its continuing access to capital markets. A default may also lead to greater protectionism and stricter controls on currency conversion.

         Many banks in Moscow suffer liquidity problems and some are insolvent or in the process of liquidation. At the same time, banks outside Moscow are generally becoming more autonomous and less dependent on support from Moscow-based banks, the Russian government and Central Bank. As a result, it has become increasingly more difficult to transfer money between local banks and Moscow banks. This difficulty has imposed additional strains on our local operations.

         We manage intercompany liquidity through a cash collateralized debt facility offered through a Western bank operating under a Russian banking licence. If we lose access to this or a similar hard currency facility, our ability to manage our liquidity position and foreign exchange risk may suffer.

THE REORGANIZATION OF THE RUSSIAN AND UKRAINIAN TELECOMMUNICATIONS INDUSTRIES MAY INCREASE COMPETITION

         RUSSIA

         The Russian government has reorganized the telecommunications industry so that one entity, Svyazinvest, controls Rostelecom, our partner in Sovintel, and most of our other principal joint venture partners. According to recent reports in the Russian business press, Rostelecom is proposed to be merged with Svyazinvest. This reorganization could make it more difficult for us to attract and retain customers because:

         o Rostelecom may exercise its influence in Svyazinvest to cause regional telephone companies to route domestic and international traffic originating in the regions through Rostelecom rather than through us;

         o Our business relationships with our joint venture partners, which make up a major component of our business strategy in Russia, may suffer; and

         o The effective consolidation of Rostelecom with our joint venture partners would create greater competition for Sovintel and our regional TeleRoss ventures.

         UKRAINE

         In preparation for a large-scale privatization, the Ukrainian government has reorganized the state telecommunications sector so that Ukrtelekom, the state telecommunications operator, holds all the government's interests in the telecommunications industry. Furthermore, the Ukrainian government has been negotiating with the foreign partners of Utel, its joint venture which provides international and domestic long distance services, to buy out their interests in the company. It is anticipated that after the foreign partners are bought out, Utel would then merge with Ukrtelekom.

         The emergence of a single powerful Ukrainian telecommunications provider could make it more difficult for us to attract and retain customers because:

         o A single Ukrainian operator with political connections would be more likely to be able to influence the Ukrainian government to create favorable market conditions for itself and cause unfavorable conditions for us;

         o        The new company is likely to become a stronger competitor;

         o Our ability to negotiate reasonable interconnection rates may suffer; and

         o Any subsequent privatization of Ukrtelekom may bring in strong management and resources from a major Western telecommunications operator, increasing its competitive strengths.

MORE RESTRICTIVE RUSSIAN AND UKRAINIAN TELECOMMUNICATIONS POLICIES COULD CONSTRAIN OUR OPERATIONS

         Russian legislation does not currently restrict foreign investment in the telecommunications industry. However, pending legislation could restrict foreign ownership of telecommunications operators in order to protect the social order and national security. The Duma and the Federation Council, the Russian parliament's upper house, has approved this legislation, but it has not yet been signed into law. Any change to current government regulations or policies that negatively affects our licenses or our ability to obtain licenses in the future would restrict our operations in Russia and the rest of the CIS.

         It may be difficult and prohibitively expensive for us to comply with applicable Russian telecommunications regulations related to state surveillance of communications traffic. For example, the Russian Communications Law provides that telecommunications in Russia are confidential and may only be intercepted by a court order. Nevertheless, we are subject to SORM, the Russian acronym for the surveillance system operated partly by the Federal Security Service, a government agency that is responsible, among other things, for electronic surveillance. Regulations applicable to SORM require telecommunications networks to enable state monitoring of electronic traffic. However, the Federal Security Service has not finalized its technical specifications, and the applications thereof, governing compliance with SORM, and there is industry-wide disagreement with regulatory authorities over the appropriate level of technical compliance with SORM and the costs of implementing SORM facilities to monitor voice and data traffic.

         Ukrainian legislation prohibits the establishment and operation of telecommunications ventures that are more than 49% owned by foreign investors. Based on some current interpretations, we do not believe that this prohibition extends to indirect investment by a foreign entity through a wholly owned Ukrainian subsidiary. Our investments in Golden Telecom (Ukraine) are made both directly through a foreign company and indirectly through a wholly owned Ukrainian subsidiary. This direct and indirect investment in Golden Telecom (Ukraine) totals 56.75%. In addition, our wholly owned Ukrainian holding company has recently executed a letter of intent to acquire an additional 8% of Sovam Teleport Ukraine. If consummated, such acquisition would increase our direct and indirect investment in Sovam Teleport Ukraine to 57%. If Ukrainian authorities determine that the prohibition against foreign participation extends to indirect holdings, we would be in violation of this legislation. The


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

consequences of this violation are unpredictable and may include license suspension or revocation, or an order to divest a portion of our holdings.

         In addition, in May 1999, the Ukrainian government passed a resolution which effectively increases the frequency fees for our cellular operations in Ukraine from $25,000 per month to $250,000 per month for the period July to December 1999. Recently, this resolution was suspended. If this resolution is reintroduced, it could have a material adverse effect on our financial condition and results of operation, and it could negatively influence any decision regarding the expansion of our cellular network in Ukraine. We also cannot ensure that the governments in Russia or Ukraine will not demand similar frequency fees for the issuance or renewal of our licenses.

         A number of industry-specific taxes have been directed at the cellular industry in Ukraine. For example, proposed legislation to introduce a 6% "excise tax" on cellular calls is currently in parliament. The enactment of this legislation or other similar industry-specific legislation may have a material adverse effect on our operations.

CORRUPTION IN RUSSIA AND UKRAINE MAY ADVERSELY AFFECT OUR OPERATIONS

         Russia and Ukraine are both plagued with widespread corruption and criminal activity. High levels of corruption exist among government officials and among commercial enterprises in which the state has an ownership interest. Although we do not believe we have been adversely affected by these activities to date, organized or other crime could in the future have a material adverse effect on our operations and the market price of our common stock.

RUSSIA AND UKRAINE'S CURRENT LEGAL SYSTEMS MAY NOT ADEQUATELY PROTECT OUR INVESTMENTS

         The governments of Russia and Ukraine have enacted legislation to protect foreign investment and other property against expropriation and nationalization. In the event that such property is expropriated or nationalized, legislation provides for fair compensation. However, we cannot assure you that such protections would be enforced. This uncertainty is due to several factors, including the lack of state budgetary resources, the lack of political will to enforce legislation to protect property against expropriation and nationalization, the lack of an independent judiciary and sufficient mechanisms to enforce judgments, and widespread corruption among government officials. Expropriation or nationalization of our business would obviously be detrimental to our operations.

DISPERSED POWERS AND BROAD DISCRETION OF RUSSIAN AND UKRAINIAN REGULATORS MAY ADVERSELY AFFECT OUR OPERATIONS

         Pursuant to the Communications Law, Goskomsvyaz, the State Committee for Telecommunications, has authority to regulate and control the development of the communications industry in Russia. However, there is additional legislation containing provisions inconsistent with the Communications Law that recognizes and defines the roles of other regulatory organs. A similar situation exists in Ukraine. The dispersion of regulatory powers among a number of government agencies in Russia and Ukraine may result in inconsistent or contradictory regulations and capricious enforcement of the regulatory regime, which could have a material adverse effect on our operations and the market price of our stock.

         Pursuant to Article 15 of the Russian Communications Law, any entity that offers any communications service must obtain the appropriate license issued by Goskomsvyaz in accordance with the Communications Law and other applicable licensing regulations. A similar licensing regime exists in Ukraine. However, neither the Communications Law nor applicable regulations in Russia and Ukraine provide clear guidelines or base standards for the issuance or extension of a license, and state agencies exercise broad discretion when determining whether to approve a license application, as well as the terms and conditions of any license. Such broad discretion in the issuance of licenses may result in arbitrary and capricious decision making and may also give rise to opportunities for corruption. Recently, the Ukrainian regulatory agency introduced a regulation requiring holders of international licenses to invest unspecified annual amounts into local network development. We cannot ensure that the required amount of investment will not be excessive nor can we predict whether failure to perform this new obligation will lead to the revocation of our license or otherwise have a material adverse effect on our results of operations.


         These factors render the licensing regime in the regions where we operate unpredictable, and our failure to obtain and retain licenses could have a material adverse effect on our operations.

LEGISLATIVE CONFUSION IN THE REGIONS IN WHICH WE OPERATE MAKES IT DIFFICULT TO COMPLY WITH LEGISLATION AND TO ENFORCE OUR LEGAL RIGHTS

         Inconsistent laws and the lack of an independent judiciary make it difficult to be certain whether we are in compliance with all applicable laws, rules and regulations, or that we would be able to enforce our rights in a dispute with our joint venture partners or other parties. The Russian and other CIS governments have introduced laws and regulations and have changed their legal structures during the last nine years. This legislation has resulted in considerable legal confusion, especially in areas of the law that directly affect our operations. There can be no assurance that local laws and regulations will stabilize in the future or that they will be consistently applied by the Russian courts. Our ability to provide services in Russia and the other independent countries of the CIS could be adversely affected by difficulties in protecting and enforcing our rights and by future changes to local laws and regulations.

OUR RUSSIAN AND UKRAINIAN TAX BURDENS MAY BE SIGNIFICANTLY GREATER THAN ANTICIPATED

         RUSSIA

         It is possible that our Russian taxes may be greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets. Because of the need for additional sources of budgetary finance, Russian tax authorities have become increasingly aggressive in their interpretation of the tax law and its many uncertainties, as well as in their enforcement and collection activities. Foreign companies are often forced to negotiate their tax bills with capricious tax inspectors who demand higher taxes than applicable law appears to provide. The amount and timing of unfavorable resolution of tax liability could have a material adverse effect on our future results of operations or cash flows in a particular period.

         Russian laws calculate tax liability in ruble terms. However, some of our billing is effectively dollar-linked, and we report our results of operations in dollars. Because we are taxed on foreign exchange gains on a statutory basis, devaluation of the ruble effectively results in a higher effective tax rate and greater tax liability.

         In addition, the Russian government or regional authorities may enact sudden changes in tax rates or other tax laws. Although the recent enactment of a 4% municipal tax in Moscow and in St. Petersburg on goods and services is not likely to have a material adverse effect on our business, other tax legislation may have such an effect.

         UKRAINE

         Ukrainian tax law is similarly unpredictable. The constitution prohibits retroactive legislation and the tax code requires new tax laws to be published six months in advance. However, sudden shifts in tax law and policy and retroactive legislation are common. We are currently allowed to deduct hryvna losses on hard currency borrowings, which resulted in a significant tax benefit in 1998. Recent decisions by the tax authorities, however, make it unclear as to whether this tax benefit will continue to be available. If this tax benefit is removed, we will be subject to significantly higher tax liability from hryvna exchange gains.

WE MAY BE AT A COMPETITIVE DISADVANTAGE BECAUSE OF RESTRICTIONS IN THE FOREIGN CORRUPT PRACTICES ACT

         The Foreign Corrupt Practices Act makes it illegal for us to give anything of value to foreign officials in order to obtain or retain any business or other advantage. Many of our current and potential competitors are not subject to these anti-bribery restrictions of the Foreign Corrupt Practices Act. As a result, we may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making such payments. We believe that such commercial practices are commonplace in Russia and the other CIS republics where we operate, and we cannot ensure that we will be able to compete effectively with companies free from such limitations.

THE MILITARY SITUATION IN SERBIA MAY AFFECT THE RUSSIAN POLITICAL AND ECONOMIC SITUATION

         Russia and Serbia have traditionally maintained close ties. The recently concluded NATO bombing campaign in Serbia has given rise to nationalistic sentiment in Russia, including protest demonstrations at the US Embassy in Moscow. Events in Serbia or Kosovo may give rise to increased Russian nationalism, which could impact Duma elections to be held in December 1999, attitudes towards Western foreign direct investment or business usage of Western suppliers such as ourselves.


                       RISKS ASSOCIATED WITH OUR BUSINESS

WE COMPETE WITH ESTABLISHED COMPETITORS WHO MAY HAVE GREATER RESOURCES THAN WE
DO

         Our competitors include incumbent Russian and Ukrainian operators and other large international telecommunications providers doing business in the CIS. Our competitors may have substantially greater resources, closer ties to governmental authorities and longer operating histories, any of which may give them a competitive advantage over alternative providers like us.

         Our competitors include large established national carriers, some of which are powerful companies with political connections, as well as joint ventures of large international operators doing business in Russia and Ukraine. Such ventures include Global One and Combellga in Russia and Utel in Ukraine. Other competitors are alliances among telecommunications companies, companies that own equipment and networks, companies that purchase and resell the services of other carriers, Internet service providers and other providers of bundled services. We may also face increasing competition from wireless telephone companies and satellite companies. Many of these competitors, including the Russian incumbent operators, have established customer bases and extensive brand name recognition and possess greater financial, management and other resources.

WE MAY BE OVERLY DEPENDENT ON OUR JOINT VENTURE PARTNERS

         We depend to a significant degree on our local partners in our joint ventures to provide us with interconnection with local networks, regulatory and marketing expertise, and familiarity with the local business environment. They also help to facilitate the acquisition of necessary licenses and permits, so any significant disruption in our relationship with these parties could make it more difficult for us to expand our operations and to maintain our existing services.

         Ukrainian legislation restricts the level of direct foreign ownership in the telecommunications industry. These regulations may restrict our ability to increase our holdings in ventures and increases our reliance on local partners who may lack significant financial resources and may be unable to meet capital calls at the level of their ownership interest.

         Under the terms of certain of our joint venture agreements we have the right to nominate key employees, direct the operations and determine the strategies for these joint ventures. However, our partners in some ventures, particularly in our wireless operations, have the ability to frustrate the exercise of such rights. Significant corporate decisions by most ventures, such as approving budgets and business plans, declaring and paying dividends, and entering into substantial transactions, effectively require the consent of our local partners. Moreover, we would prefer not to take significant actions without the consent and support of our partners. Accordingly, we are unable to control unilaterally the operations of our joint ventures.

OUR PARTNERS ARE OFTEN ALSO OUR COMPETITORS

         Notwithstanding our agreements with our joint venture partners, they sometimes compete directly with our joint ventures, which may result in loss of customers. In addition, competition with our joint venture partners in the same markets may create conflicts of interest. For example, our partner Rostelecom is the dominant international and domestic long distance carrier in Russia. Similarly, most of our regional telephone company partners across Russia offer local and long distance services in competition with our local joint ventures and TeleRoss, and some of these partners also offer mobile services in direct competition with certain of our mobile operations. Our partners in our mobile ventures also sometimes offer independent mobile services in direct competition with our joint ventures.

         We may consider acquiring some of our partners' interests in certain joint ventures if we are able to do so within regulatory guidelines and on commercially attractive terms. If we were to make such acquisitions, we expect that we would continue to employ local personnel in order to retain the benefit of their local expertise. After an acquisition, however, we would be directly competing with a powerful, formerly state-owned enterprise that had been our partner before we acquired its interest. We would have to rely on this partner-turned-competitor to gain access from our networks to customer sites (the so-called "last mile") and it is possible that this competitor would attempt to create adverse operating conditions for our business.

WE MAY FACE DISCRIMINATION BECAUSE WE ARE A FOREIGN CONTROLLED ENTITY

         Prior to 1991, the telecommunications industry in the countries where we operate was wholly owned and controlled by the state. After 1991, private companies, including foreign controlled companies, entered these markets as telecommunications service providers. Many potential customers may be unwilling to entrust their communications systems to non-state controlled companies, and, in particular, to private companies controlled by foreign investors. Furthermore, state entities that require the types of services that we offer, such as the Central Bank, may refuse to select a service provider that is controlled by foreign investors. Because we are controlled by foreign investors, we may in some instances be unable to reach our targeted customers.

WE RELY ON A SMALL NUMBER OF MAJOR CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR REVENUES

         Pro forma revenues from our five largest customers represented approximately 41% of our total pro forma revenues in 1998. Accordingly, the loss of one or more of our key customers, or even a partial loss of our business from that customer, could have a material adverse effect on our financial condition and results of operations. Although we are currently unaware of any such plans on the part of our key customers, we cannot assure you that they will not reduce their reliance on us by developing relationships with other service providers.

WE EXPERIENCE LOWER MARGINS AS PRICES FOR OUR SERVICES DECLINE

         Prices for international and domestic long distance calls, as well as Internet access and wireless services, have fallen substantially over the last few years in most of our current and potential markets. We expect that the prices for our services will continue to decrease for the foreseeable future as competitive pressures increase. This is attributable, in part, to the frequent devaluation of the ruble. Unlike us, most local Russian carriers do not link their prices to the dollar/ruble exchange rate, so as the ruble devalues, their prices become relatively cheaper than our prices. In order to compete with these local operators, we expect that we will continue to lower our tariffs, which may result in declining margins. As reduced tariffs impact our operating margins, we may be unable to meet certain foreign currency debt obligations.


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

FAILURE TO LEASE SUFFICIENT TRANSMISSION CAPACITY COULD CAUSE US TO INCUR
LOSSES

         We currently lease a substantial portion of our network transmission capacity under agreements which generally have twelve-or thirty-six-month fixed terms. If our lease arrangements deteriorate or terminate and we are unable to enter into new arrangements, our cost structure, service quality, network coverage, results of operations and financial condition could be adversely affected.

         We currently rely on Rostelecom, the exclusive supplier of international switched voice channels, to lease transmission capacity to us, and we rely on local operators for last mile access to end-users. These companies may be subject to political and economic pressures not to lease capacity to foreign operators or competitors, and any changes in regulation or policies that restrict us from leasing adequate capacity could have an adverse effect on our business. Local telecommunications operators may, for business reasons or otherwise, resist giving us access to the last mile.

THE SATELLITES WE USE TO TRANSMIT LONG DISTANCE SIGNALS MAY MALFUNCTION

         Our domestic long distance business throughout Russia and other countries of the CIS relies on a satellite to receive and transmit caller signals from the point of origin to the intended destination. Satellites are subject to significant risks that may prevent or impair proper commercial operation, including satellite defects, loss of power, loss of orbit or damage from passing objects. In fact, one of our Russian satellites has not remained stationary in its orbit, and consequently, we have switched our signal transmission to an Intelsat satellite. The operation of the satellite that we use to transmit caller signals is beyond our control, and, although we have backup capacity on other satellites, a disruption of transmission on these satellites could, depending on the duration of the disruption, have a material adverse effect on our domestic long distance operations.

THE YEAR 2000 PROBLEM COULD DISRUPT OUR BUSINESS

         We rely greatly on computer systems and other technological devices. However, these devices may not be capable of recognizing dates beginning on January 1, 2000. This problem could cause any of our network, Internet or programming operations to malfunction or fail. We implemented a Year 2000 compliance program, the goal of which is to ensure that the functionality and performance of our operations are not adversely affected by Year 2000 problems. We are communicating with third parties significant to our business to find out more about their Year 2000 compliance programs. We cannot assure you that our Year 2000 program or the programs of third parties who do business with us will be effective or that our estimates about the timing and cost of completing our program will be accurate.

         We believe that the potential non-compliance of third parties on whom we rely in providing our services poses a significant threat to our operations in connection with the Year 2000 problem. Although we have independent generators that could sustain our central switches for a limited period of time, a failure of the Moscow, Kiev or St. Petersburg power network for an extended period of time may result in the temporary suspension of our services if we are unable to deliver power to these switches. Not all our systems in the provinces have independent generators, and a failure of the local electric networks could cause our services in these regions to be suspended until power is restored. These factors are beyond our control, and we may not be able to identify alternative means of sustaining our services in time for the Year 2000 date change. Moreover, a significant part of our network, especially the access network, is leased from third parties that may not consider the Year 2000 issue as seriously as we would like them to do. Again, the failure of these local access networks could have a material adverse effect on our financial condition and results of operation.

         In the event that our own systems are not Year 2000 compliant, we may suffer disruption to our operations and our billing systems that could materially adversely affect our financial condition and results of operations. We believe that billing and information systems used by our ventures outside Moscow, Kiev and St. Petersburg may not be fully Year 2000 compliant, and we are reviewing these and our other computer systems to prepare for the Year 2000 date change.

         We have spent approximately $300,000 for our Year 2000 compliance through March 31, 1999, and expect to spend an additional $100,000 to $200,000 through the end of calendar year 1999. In addition, we expect to spend approximately $300,000 to replace identified telecommunications equipment and software.

OUR FAILURE TO INTEGRATE, MANAGE AND OPERATE NEW TECHNOLOGY COULD RESULT IN SYSTEM FAILURES

         The seamless uninterrupted operation of our network is vital to our success. The stability of our systems depends on our ability to provide sufficient capacity to meet the needs of our customers and that, in turn, depends on the integration of suitable technology into our networks. As we continue to enlarge our network to increase both its capacity and its reach, and as traffic volume continues to increase, we will face increasing demands and challenges in managing our circuit capacity and traffic management systems. Any prolonged failure of our communications network or other systems or hardware that causes significant interruptions to our operations could seriously damage our reputation and result in customer attrition and financial losses.

         Like many other telecommunications providers, we depend on other providers to be able to supply certain services. For example, our international network interconnects with the networks of other providers, and we depend on other Russian operators to provide long distance services to our customers. The operation of these networks is beyond our control, and a malfunction in one of these networks could have a material adverse effect on our financial condition and results of operations.

         In addition, the telecommunications industry is subject to rapid and significant changes in technology. We cannot predict the effect of technological changes on our business, even though our operations depend on our ability to successfully integrate new and emerging technologies and equipment.

WE MAY FACE DIFFICULTIES IN MAINTAINING OUR NETWORK

         It is possible that the current economic difficulties in Russia may create difficulties in maintaining our network. We rely to a significant degree on the Russian network to be able to provide our services, and the Russian network's underdevelopment may hinder our ability to obtain sufficient capacity for our traffic volumes. Moreover, there are areas of Moscow into which we cannot expand because the existing Russian network does not have sufficient capacity, and we may be unable to procure enough telephone numbers for our customers. These factors are beyond our control, yet they may have a material adverse effect on our financial condition and our results of operations.

         Additionally, any damage to our network management center or our major switching centers could harm our ability to monitor and manage network operations and generate accurate call detail reports from which we derive our billing information.

WE MAY ENCOUNTER DELAYS AND INCREASED COSTS IF WE CANNOT ACQUIRE KEY EQUIPMENT FROM OUR SUPPLIERS

         We depend on technology and equipment that we acquire from various manufacturers. These manufacturers also provide vendor financing and help us to maintain this equipment. Without it, we could face delays, operational disruption and higher expenses. Our main suppliers include Nortel, Cisco and Nokia. While we could obtain equipment of comparable quality from several other suppliers, we may be unable to acquire compatible equipment from alternative sources on a timely, cost-efficient basis.

         Because of the economic difficulties in Russia, some of our ventures have experienced significant reduction in revenues and may therefore be unable to repay amounts due under certain vendor financings. If any such default were to occur, we may not be able to obtain vendor financing from the affected suppliers for future equipment purchases.

         In addition, almost all our telecommunications equipment is imported into Russia, and we pay for it with dollars or other hard currency. We do not currently encounter difficulties importing, or spending hard currency on equipment. However, any change in existing laws that creates such difficulties or that restricts us from spending hard currency may have a material adverse effect on our ability to obtain adequate supplies to sustain our network. Any increase in customs duties may render it impractical and uneconomical to continue to import such equipment.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL NECESSARY TO IMPLEMENT OUR BUSINESS STRATEGY

         We will need additional capital to maintain and expand our networks as the economies and the governments in Russia and the rest of the CIS recover from their current difficulties. Significant elements of our business strategy that may require substantial capital expenditures include the following:

         o the construction or the acquisition of fiber optic links between heavy traffic routes;

         o expanding our existing network infrastructure to other parts of Russia, Ukraine and other countries of the CIS;

         o developing additional Internet capability and acquiring other Internet service providers; and

         o expanding our wireless capabilities, including investments in upgraded technology.


         In addition, we will need to maintain our existing infrastructure. If we fail to generate sufficient funds from a combination of operating cash flow and additional debt or equity financing, we may have to delay or abandon our expansion plans or fall behind in our maintenance obligations. Any of these events could have a material adverse effect on our operations and on the market price of our common stock.

OUR BILLING AND MANAGEMENT INFORMATION SYSTEMS MAY NOT BE ABLE TO MEET OUR NEEDS

         We encounter difficulties in using and enhancing our billing and management information systems and in integrating new technology into such systems. We have historically operated through distinct companies, but we are in the process of integrating our billing and management information systems so that we will be able to bill our customers and to manage other administrative tasks through a single system. If we are unable to integrate and upgrade our billing and management information systems to support our operations, we may not be able to record accurate call details or bill our customers promptly and accurately.

         In our operations outside Moscow, Kiev and St. Petersburg, we rely on our ventures' switches for billing. We cannot ensure that their systems will meet our needs or the needs of our customers.

WE ARE EXPOSED TO RISKS OF BAD DEBT AND FRAUD

         We have experienced problems relating to the failure of some customers to make full payment for services rendered and to the fraudulent use of our access codes to Internet and cellular services. These risks are particularly high in our markets because of the poor health of the economies in the CIS and the worsening credit of Russian companies. Furthermore, it is difficult for us to gauge the creditworthiness of most of our customers because there are no reliable mechanisms for evaluating their financial condition and because credible credit reports on Russian and CIS companies and individuals are usually not available. We expect that the credit risk of our customer base may increase as the share of our revenue derived from small- to medium-sized enterprises and service provider/reseller customers increases.

ORGANIZED CRIME MAY POSE A THREAT TO OUR BUSINESS AND EMPLOYEES

         When customers fail to make full payment for services rendered after several requests for payment, it is our policy to terminate their services until full payment is made. We believe that certain such customers, particularly those with links to organized crime, may physically endanger our employees or damage our properties, especially those in remote regions of Russia where police protection may be limited. So long as organized crime in Russia and Ukraine remains pervasive, we believe that our employees may be subjected to threats of violence and our property may be damaged, or both.

         In addition, our cellular businesses tend to have a high profile in the regions in which they operate and are perceived to be cash-intensive. We have encountered situations where local criminal elements have attempted to exert pressure on our management and to siphon money out of the ventures through unauthorized activities. We cannot assure you that such issues will not resurface in the future.

OUR INTERNAL CONTROLS MAY BE INSUFFICIENT TO ENSURE THAT WE COMPLY WITH APPLICABLE LAWS

         Our reporting and control standards may be insufficient to ensure that certain practices comply with all applicable laws. If we or any of our ventures are found to be involved in unlawful practices, then we may be exposed, among other things, to significant fines, the risk of prosecution or the loss of our licenses. Russia and the other CIS countries have inadequate corporate management and financial reporting legal requirements, and have underdeveloped banking, computer and other internal control systems. These countries often have commercial practices and legal and regulatory frameworks that differ significantly from practices in the United States and other Western countries. The application of the laws of any particular country is not always clear or consistent. As a result, it is often difficult to hire qualified management and accounting staff who can ensure compliance with changing legal requirements. Thus, we have occasionally had difficulty establishing internal management, legal and financial controls, preparing financial statements and corporate records, and instituting business practices that meet Western standards.

         In light of these circumstances, in the second half of 1996, we increased our efforts to improve our management and financial controls and business practices. In early 1997, we retained special outside counsel to conduct a thorough review of our business practices in the emerging markets in which we operate. In addition, in June 1999, our special counsel completed an update of the 1997 review in Russia and Ukraine. Neither the review nor the update identified any violations of law that we believe would have a material adverse effect on our financial condition. However, we cannot ensure that all potential deficiencies have been properly identified or that governmental authorities will not disagree with our assessment. If our control procedures and compliance programs are not effective or the government authorities determine that we have violated any law, depending on the penalties assessed and the timing of any unfavorable resolution, our future results of operations and cash flows could be materially adversely affected.

LOSS OF KEY PERSONNEL COULD AFFECT OUR GROWTH AND FUTURE SUCCESS

         We believe that our growth and our future success will depend in large part upon a small number of key executive officers, as well as on our ability to attract and retain highly skilled personnel to work in Russia and other parts of the CIS, including senior management and technical personnel. We cannot assure you that we will be able to hire and retain qualified personnel. The competition for qualified technical personnel in the telecommunications industry in the CIS is intense, particularly outside the major urban centers.

THERE MAY BE HEALTH RISKS TO USING MOBILE HANDSETS

         In recent years, some people have expressed concerns about the potentially harmful effects of electromagnetic emissions from handsets on the health of mobile telephone users. Any actual or perceived health risk associated with the use of mobile communications devices could have a material adverse effect on our financial condition, results of operations and cash flows by reducing our mobile telephony customer base, our customer growth rate and the average usage of our subscribers.


                       RISKS ASSOCIATED WITH THE OFFERING

WE ARE NOW, AND AFTER THIS OFFERING WILL REMAIN, CONTROLLED BY GTS

         Before this offering, GTS has controlled our business, and after this
offering, GTS will continue to own approximately    % of our outstanding shares
of common stock ( % if the underwriters exercise their over-allotment option in full).

         Moreover,   members of our Board of Directors are also members of GTS's
Board of Directors, and of GTS's officers are members of our Board of Directors. These relationships create the potential for conflicts of interest. Although we have entered into agreements that address potential conflicts of interest, we can not assure you that any conflicts will be resolved in our favor.

         We expect to enter into an agreement with GTS which will provide that so long as GTS owns at least % of our shares, it will have the right to nominate a majority of our board of directors for approval by stockholders. Similarly, GTS will have the power to determine matters submitted to a vote of our shareholders without the consent of the other stockholders. Because GTS will own the majority of our shares, these directors are certain to be elected, and these matters are certain to be approved, by our stockholders. GTS will also have the power to prevent a change of control, and could take other actions that might be favorable to it and unfavorable to us and our other stockholders. Consequently, GTS will be capable of exercising significant influence over our business and policies.

         Conflicts of interest may arise between us and GTS in a number of areas relating to our past and ongoing relationships, including potential acquisitions of businesses or properties or other corporate opportunities, potential competitive business activities, the election of a new or additional directors, payment of dividends, incurrence of indebtedness, tax matters, financial commitments, marketing functions, indemnity arrangements, registration rights, administration of benefits plans, service arrangements, issuances of our capital stock, sales or distributions by GTS of its remaining shares of our common stock and the exercise by GTS of its ability to control our management and affairs.

         We may enter into material transactions and agreements with GTS in the future in addition to those described above. Our Board of Directors will evaluate the terms and provisions of any material transactions between us and GTS as it may deem appropriate in light of its fiduciary duties under Delaware law. In any such evaluation, our Board of Directors may rely on management's statements and opinions and may or may not use outside experts or consultants or obtain independent appraisals or opinions.

         We have entered into a number of agreements with GTS concerning our relationships after this offering. Because we will remain a subsidiary of GTS, these agreements are a result of negotiations between affiliated parties which may not have been at arm's length. Therefore, the terms offered to us under these agreements may be worse than the terms we may have reached with an unaffiliated third party.

WE HAVE NO HISTORY OF OPERATING AS A SEPARATE STAND-ALONE COMPANY

         We have never operated as a stand-alone company. After the offering we will continue to be a subsidiary of GTS, but will operate as a stand-alone company, and GTS will have no obligation to provide assistance to us except in accordance with the agreements that we have made with them regarding the provision of certain services. These agreements are described elsewhere in this prospectus.

         In the past, our working capital requirements have been satisfied pursuant to GTS's corporate-wide cash management policies. After this offering, we do not expect GTS to provide cash injections to finance our operations. We believe that the proceeds of this offering and our cash flows from operations will be sufficient to satisfy our working capital, capital expenditure and debt service requirements for the foreseeable future. However, we may need to obtain alternative sources of financing, and we cannot ensure that we will be able to obtain financing on terms as favorable as could be obtained from or by GTS. In this case, our cost of capital would be higher than that reflected in our historical financial statements.

THE RELEVANCE OF OUR FINANCIAL INFORMATION MAY BE LIMITED

         The financial information we have provided in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. The financial information included in this prospectus does not necessarily reflect the many significant changes that will occur in our business and the funding of our operations as a result of our separation from GTS and this offering.


                RISKS ASSOCIATED WITH OUR SHARES OF COMMON STOCK

OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK MAY BE LIMITED

         We do not expect to pay any cash dividends in the foreseeable future. If we raise any capital in the future, we may be restricted from paying dividends under the terms of such financings. In addition, the governments in the countries where we operate may further devalue their currencies and take other actions that the may restrict the ability of our holding or operating companies to declare and pay dividends.

THE PRICE OF THE SHARES MAY DECLINE IF SUBSTANTIAL AMOUNTS OF SHARES ARE SOLD IN THE PUBLIC MARKET

         After this offering, GTS will own approximately    % of our shares. GTS
has agreed that it will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Deutsche Bank AG London, which consent may not be unreasonably withheld, for a period of 360 days after the date of this prospectus. Nevertheless, future sales of substantial amounts of our shares in the public market, or even the perception that such sales could occur, could adversely affect the market price of the shares.

         We cannot ensure that GTS will maintain its ownership of our shares of common stock, and we have agreed that GTS may require us to register its shares of our common stock with the Securities and Exchange Commission for sale to the public in certain circumstances.

THERE HAS NEVER BEEN A PUBLIC MARKET FOR OUR SHARES AND THEIR MARKET PRICE MAY FLUCTUATE

         Before this offering, there has not been a public market for our common stock. We have applied to have our common stock quoted on the Nasdaq National Market. However, we do not know the extent to which investor interest in Golden Telecom will lead to the development of a trading market for the common stock or how our shares will trade in the future. The initial public offering price will be determined by negotiation among us, Deutsche Bank AG London and the other underwriters. A number of factors may adversely affect the market price of our common stock after this offering or cause the market price to fluctuate. These factors include:

         o        our historical and anticipated operating results;

         o quarterly fluctuations in our financial and operating results;

         o the political, economic and financial conditions of Russia and Ukraine;

         o changes in applicable regulation and the competitive environment in the Russian and Ukrainian telecommunications industries; and

         o        fluctuations in financial markets generally.

ANY US JUDGMENTS YOU MAY OBTAIN AGAINST US MAY NOT BE ENFORCEABLE IN OTHER COUNTRIES

         Substantially all of our assets are located in Russia and Ukraine. Although arbitration awards are generally enforceable in Russia and Ukraine, judgments obtained in the US courts, including those with respect to federal securities law claims, may not be enforceable. Therefore, any US court judgment obtained against us or any of our operating companies may not be enforceable in Russia or Ukraine.

                                USE OF PROCEEDS

         We expect the net proceeds of this offering to be $     million, after
deducting estimated commissions and offering expenses of $    million.

         We intend to use our net proceeds from the offering primarily for the following purposes:

         o        potential acquisitions and business development;

         o        network expansion;

         o        working capital; and

         o        general corporate purposes.

                                DIVIDEND POLICY

         We have not paid any dividend on our common stock and do not intend to pay dividends in the foreseeable future.

                                    DILUTION

         At March 31, 1999, the net tangible book value of our common stock was
$     million in the aggregate, or $     per share. "Net tangible book value per
share" represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the number of our shares of common stock outstanding. After giving effect to the offering, the pro forma net tangible
book value of our common stock would be $     million in the aggregate, or $
per share. This represents an increase in net tangible book value of $     per
share to existing shareholders and an immediate dilution per share of $     to
new investors purchasing shares in the offering. "Dilution per share" represents the difference between the price per share to be paid by new investors and the pro forma net tangible book value per share after the offering. The following table illustrates the dilution per share as described above:

Offering price per share ..............................................................                $
Net tangible book value per share at March 31, 1999 ...................................   $
Pro forma increase in net tangible book value per share attributable to this offering..
                                                                                          ------
Pro forma net tangible book value per share after this offering .......................
                                                                                                       ------
Pro forma dilution per share to new investors in this offering ........................
                                                                                                       ======


                                      SHARES OF COMMON STOCK          TOTAL CONSIDERATION          AVERAGE PRICE
                                      ----------------------          -------------------          PER SHARE OF
                                      NUMBER         PERCENT          AMOUNT      PERCENT          COMMON STOCK
                                      ------         -------          ------      -------          -------------

Current stockholder................
New investors......................
Total..............................
                                      ======         =======          ======      =======          =============

         The above outstanding computations assume no exercise of any outstanding options or warrants. Immediately before this offering, there will
be no outstanding options to purchase     shares. Immediately after this
offering, there will be outstanding options to purchase       shares at a
weighted average exercise price of $       per share and warrants to purchase
      shares at an exercise price of $          per share. To the extent
outstanding options are exercised, there will be further dilution to new investors.

                                 CAPITALIZATION

         The following table sets forth our consolidated capitalization:

         o        at March 31, 1999 ("Actual"); and
         o        to give effect to this offering ("As Adjusted").

         You should read this table in conjunction with our consolidated financial statement, including the notes to the financial statements included in this prospectus.

                                                                  AT MARCH 31, 1999
                                                       --------------------------------------
                                                           ACTUAL              AS ADJUSTED
                                                       ---------------       ----------------
                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and Cash equivalents .....................        $        15,330
Restricted Cash ...............................                 26,765
                                                       ---------------       ----------------
     Total Cash ...............................        $        42,095
                                                       ===============       ================

Debt maturing within one year .................        $         4,063
                                                       ---------------       ----------------
     Current debt .............................                  4,063
Long-term obligations (net of current portion)
     Long term debt ...........................                 21,396
                                                       ---------------       ----------------
     Total debt ...............................                 25,459
                                                       ---------------       ----------------
Minority interest .............................                  8,452

Shareholders' equity(1):
     Common stock, $0.01 par value (shares
     authorized; shares issued and outstanding,
     actual; shares issued and outstanding,
     as adjusted)
Additional paid-in capital ....................                247,410
Accumulated deficit ...........................                (80,874)
                                                       ---------------       ----------------
     Total shareholders' equity ...............                166,536
                                                       ---------------       ----------------
Total capitalization ..........................        $       200,447
                                                       ===============       ================

--------------------
(1) As of March 31, 1999, there were no outstanding options to purchase shares. Immediately after this offering, there will be outstanding
         options to purchase      shares at a weighted average exercise price of
         $         per share and warrants to purchase shares at an exercise
         price of $      per share.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

         The following selected historical and pro forma consolidated financial data have been derived from our historical financial statements. Financial data at December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 have been audited, whereas financial data at December 31, 1994, 1995 and 1996 and for the years ended December 31, 1994 and 1995, as well as quarterly data and pro forma data are unaudited.



                                                                                                           FOR THE THREE
                                                                                                            MONTHS ENDED
                                                     FOR THE YEARS ENDED DECEMBER 31,                        MARCH 31,
                                           --------------------------------------------------------    --------------------
                                             1994        1995        1996        1997        1998        1998        1999
                                           --------    --------    --------    --------    --------    --------    --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues ...............................         --    $  3,837    $ 13,140    $ 27,198    $ 86,086    $ 13,757    $ 24,185
Cost of revenues .......................         --       4,653      10,083      20,420      43,574       8,933       9,326
Gross margin ...........................         --        (816)      3,057       6,778      42,512       4,824      14,859
Selling, general and administrative ....   $  1,802      13,225      17,686      21,249      45,327       8,791       8,638
Depreciation and amortization ..........         --         804       2,753       4,363      16,709       1,809       5,962
Equity in (earnings) losses of
ventures................................       (781)        409      (3,783)    (12,428)     (2,559)     (4,405)      4,413
Operating loss .........................     (1,021)    (15,254)    (13,599)     (6,406)    (16,965)     (1,371)     (4,154)
Interest, net ..........................         98        (144)     (1,140)       (431)     (3,003)       (704)        179
Foreign currency loss ..................        (16)        (79)       (446)       (399)     (7,452)        (38)       (742)
Provision for income taxes .............         --          --         286         647       5,184         193       2,600
Net loss ...............................       (939)    (15,477)    (15,471)     (7,883)    (33,644)     (2,306)     (7,776)
Net loss per share(1) ..................   $           $           $           $           $           $           $

EBITDA(2) ..............................        N/M         N/M    $ 17,219    $ 21,283    $ 31,250    $  8,026    $  7,560
Net cash (used in) provided by
operating activities ...................        N/M         N/M     (17,077)    (20,591)      1,290        (924)       (629)


Net cash used in investing activities ..        N/M         N/M     (12,274)    (22,203)    (62,413)     (6,620)     (4,453)
Net cash provided by financing
activities .............................        N/M         N/M      32,390      43,538      74,151       8,087       6,526

                                                         FOR THE YEARS ENDED DECEMBER 31,                    AT MARCH 31,
                                           ----------------------------------------------------------   ----------------------
                                             1994         1995        1996        1997        1998         1998         1999
                                           ---------   ---------   ---------   ---------    ---------   ---------    ---------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ..............   $    216    $    457    $  3,420    $  3,934    $ 14,164    $  4,459     $ 15,330
Property and equipment, net ............      2,858      18,409      21,665      16,812      52,186      22,652       54,714
Investments in and advances to .........      4,202      43,226      50,188      74,332      46,519      88,887       45,087
ventures
Total assets ...........................     15,423      75,328      92,549     129,620     235,849     164,297      232,324
Total debt .............................      3,147      12,866       9,322       1,625      24,459       9,237       25,459
Minority interest ......................         --       1,913       1,913          --       7,993          --        8,452
Shareholders' equity ...................     11,502      49,839      70,302     115,568     168,783     135,087      166,536

------------------------

(1)      These amounts were calculated based on the assumption of        common
         stock outstanding for the respective periods.

(2) EBITDA is earnings (loss) from operations before foreign currency gains (losses), interest, taxes, depreciation and amortization. In computing EBITDA we have included our portion, based on our accounting policy for equity investees, of the earnings (loss) of our operations that we account for using the equity method of accounting. These equity method results exclude foreign currency gains (losses), interest, taxes, depreciation and amortization, which we include within our equity in losses of ventures line item in our consolidated statements of operations. EBITDA is a measure of a company's performance commonly used in the telecommunications industry, but should not be construed as an alternative to net income (loss) determined in accordance with US GAAP as an indicator of operating performance or as an alternative to cash from operating activities determined in accordance with US GAAP as a measure of liquidity.

N/M -- Not meaningful

                 SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

         Our pro forma results of operations give effect to the transactions in which we acquired minority interests to increase our ownership to 100% of Sovam, 56.75% of Golden Telecom (Ukraine) and 95% of TCM. These transactions were consummated in February 1998, June 1998 and July 1998, respectively, and allowed us to consolidate these business ventures. However, for the purpose of preparing these pro forma results, we have assumed that these transactions were consummated at the beginning of the period indicated.


                                                         PRO FORMA FOR THE
                                                       YEAR ENDED DECEMBER 31,
                                                       -----------------------
                                                       1997               1998
                                                       ----               ----
STATEMENT OF OPERATIONS DATA:                         (IN THOUSANDS, EXCEPT PER
                                                             SHARE DATA)
Revenues ......................................    $  79,706           $ 117,367
Cost of revenues ..............................       39,080              51,874
Gross margin ..................................       40,626              65,493
Selling, general and administrative ...........       33,662              51,096
Depreciation and amortization .................       17,578              24,413
Equity in (earnings) losses of ventures .......       (8,704)                863
Operating loss ................................       (1,910)            (10,879)
Interest, net .................................        1,271              (2,455)
Foreign currency loss .........................         (688)             (7,909)
Provision for income taxes ....................        7,552              10,084
Net loss ......................................       (9,530)            (32,832)
Net loss per share(1) .........................    $                   $

EBITDA(2) .....................................    $  21,765           $  38,135
Net cash provided by operating activities .....        2,341               6,683
Net cash used in investing activities .........      (69,411)            (41,019)
Net cash provided by financing activities .....       71,922              37,113

----------------------------

(1)      These amounts were calculated based on an assumption of       common
         shares outstanding for the respective periods.

(2) EBITDA is earnings (loss) from operations before foreign currency gains (losses), interest, taxes, depreciation and amortization. In computing EBITDA, we have included our portion, based on our accounting policy for equity investees, of the earnings (loss) of our operations that we account for using the equity method of accounting. These equity method results exclude foreign currency gains (losses), interest, taxes and depreciation and amortization, which we include within our equity in (earnings) losses of ventures line item in our consolidated statements of operations. EBITDA is a measure of a company's performance commonly used in the telecommunications industry, but should not be construed as an alternative to net income
         (loss) determined in accordance with US GAAP as an indicator of operating performance or as an alternative to cash from operating activities determined in accordance with US GAAP as a measure of liquidity.

         We provide below certain pro forma information regarding our quarterly results since the start of 1998 in order to show our results before and after the August 1998 Russian financial crisis.

                                                               PRO FORMA FOR THE THREE MONTHS ENDED                      ACTUAL
                                                  -------------------------------------------------------------     ---------------
                                                                                                                     FOR THE THREE
                                                   MARCH 31,        JUNE 30,       SEPTEMBER 30     DECEMBER 31,      MONTHS ENDED
                                                     1998             1998             1998             1998         MARCH 31, 1999
                                                  ----------       ----------       ----------       ----------     ---------------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
     Revenues ...............................     $   27,306       $   32,680       $   31,966       $   25,415       $   24,185
     Cost of Revenues .......................         12,567           14,550           12,709           12,048            9,326
     Gross Margin ...........................         14,739           18,130           19,257           13,367           14,859
     Selling, general and administrative ....         11,049           11,624           17,124           11,299            8,638
     Net loss ...............................         (1,939)            (395)         (17,121)         (13,377)          (7,776)
     EBITDA(1) ..............................         11,203           13,552            6,913            6,467            7,560
     Net cash (used in) provided by
            operating activities ............          6,964              530            1,618           (2,429)            (629)
     Net cash used in investing activities ..         (6,680)         (12,850)          (9,635)         (11,854)          (4,453)
     Net cash provided by financing
     activities .............................          1,423            9,922           10,504           15,264            6,526

     ---------------------
(1) EBITDA is earnings (loss) from operations before foreign currency gains (losses), interest, taxes, depreciation and amortization. In computing EBITDA, we have included our portion, based on our accounting policy for equity investees, of the earnings (loss) of our operations that we account for using the equity method of accounting. These equity method results exclude foreign currency gains (losses), interest, taxes and depreciation and amortization, which we include within our equity in (earnings) losses of ventures line item in our consolidated statements of operations. EBITDA is a measure of a company's performance commonly used in the telecommunications industry, but should not be construed as an alternative to net income
         (loss) determined in accordance with US GAAP as an indicator of operating performance or as an alternative to cash from operating activities determined in accordance with US GAAP as a measure of liquidity.

         VENTURES ACCOUNTED FOR UNDER THE EQUITY METHOD OF ACCOUNTING

         We present below information that we believe provides additional insight into our non-consolidated equity method investments. Following US GAAP, we consolidate the financial results of entities in which we own an equity interest of more than 50%, except in certain cases where we do not exercise effective unilateral control. We use the equity method of accounting for the financial results of ventures in which we own an equity interest of 50% or less, or of majority-owned entities over which we do not exercise effective unilateral control. Accordingly, the results of such non-consolidated ventures are included in our consolidated statements of operations as a single line item, "Equity in (earnings) losses of ventures". However, we recognize 100% of the losses of all ventures where we bear all the financial risk (which includes all our significant ventures, except for Sovintel). For the impact of these excess losses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations". The assets, liabilities and equity of such ventures are included in our consolidated balance sheets as a single line item, "Investments in and advances to ventures". The following provides details of the results of operations of our non-consolidated ventures for the periods in which they were not consolidated. Figures in italics relate to part of the period only.


                                                                                          SELLING,
                                                                                          GENERAL,     DEPRECIATION
                                              OWNERSHIP                    COST OF     ADMINISTRATIVE       &             NET
                                             INTEREST(1)    REVENUES       REVENUES      & OTHER(2)    AMORTIZATION   INCOME/(LOSS)
                                             -----------   ----------     ----------   --------------  ------------   -------------
                                                                (IN THOUSANDS, EXCEPT OWNERSHIP INTEREST)
YEAR ENDED DECEMBER 31, 1996
 Sovintel ...........................        50.0%         $   75,040     $   40,674     $   10,009     $    3,638     $   14,762
 TCM ................................        50.0%(3)          16,507          3,238          1,360            108          8,874
 TeleRoss ventures ..................        50.0%              2,413            637          1,830            659           (841)
 Sovam ..............................        66.7%(4)          11,671          7,745          5,078            764         (2,138)
 GTS Mobile Services ................        50.0%(5)          25,195          7,804         10,468          4,288           (669)
 Golden Telecom (Ukraine) ...........        24.5%(6)             583            502          1,752            816         (2,737)
                                                           ----------     ----------     ----------     ----------     ----------
         Total ......................                      $  131,409     $   60,600     $   30,497     $   10,273     $   17,251
 ADJUSTMENTS FOR INTER-AFFILIATE
 TRANSACTIONS(7) ....................          --          $  (13,855)    $   (3,295)    $  (10,568)            --             --

 YEAR ENDED DECEMBER 31, 1997
 Sovintel ...........................        50.0%         $  113,962     $   68,381     $   15,899     $    5,312     $   18,464
 TCM ................................        50.0%(3)          29,308          6,670          2,762            633         13,023
 TeleRoss ventures ..................        50.0%              6,794          1,581          3,202            963             71
 Sovam ..............................        66.7%(4)          17,808         10,046          5,381          1,006            780
 GTS Mobile Services ................        50.0%(5)          37,055         12,762         11,733          5,091          2,908
 Golden Telecom (Ukraine) ...........        24.5%(6)           7,220          3,343          4,695          2,500         (3,814)
                                                           ----------     ----------     ----------     ----------     ----------
         Total ......................                      $  212,147     $  102,783     $   43,672     $   15,505     $   31,432
 ADJUSTMENTS FOR INTER-AFFILIATE
 TRANSACTIONS(7) ....................                     $  (23,927)    $   (8,695)    $  (15,699)            --             --

 YEAR ENDED DECEMBER 31, 1998
 Sovintel ...........................        50.0%         $  124,168     $   76,237     $   23,772     $    6,341     $    4,260
 TCM (through June 30, 1998) ........        50.0%(3)          21,586          5,341          1,732            472          8,843
 TeleRoss ventures ..................        50.0%              9,018          1,925          3,687          1,087           (223)
 GTS Mobile Services ................        50.0%(5)          35,236         11,842         10,117          7,261            387
 Golden Telecom (Ukraine) (through
 June 30, 1998) .....................        24.5%(6)           9,927          3,192          4,144          1,743            209
                                                           ----------     ----------     ----------     ----------     ----------
         Total ......................                      $  199,935     $   98,537     $   43,452     $   16,904     $   13,476
 ADJUSTMENTS FOR INTER-AFFILIATE
 TRANSACTIONS(7).....................                      $  (25,223)    $  (24,881)    $   (1,584)            --             --

 THREE MONTHS ENDED MARCH 31, 1998
 Sovintel ...........................        50.0%         $   32,404     $   20,629     $    4,473     $    1,501     $    4,345
 TCM ................................        50.0%(3)           9,456          2,405            758            267          4,050
 TeleRoss ventures ..................        50.0%              2,392            563            876            255            325
 GTS Mobile Services ................        50.0%(5)          10,685          3,569          2,474          1,647          1,266
 Golden Telecom (Ukraine) ...........        24.5%(6)           4,220          1,360          1,587            935            149
                                                           ----------     ----------     ----------     ----------     ----------
         Total ......................                      $   59,157     $   28,526     $   10,168     $    4,605     $   10,135
 ADJUSTMENTS FOR INTER-AFFILIATE
 TRANSACTIONS(7) ....................                      $   (8,126)    $   (7,524)    $   (1,126)            --             --

 THREE MONTHS ENDED MARCH 31, 1999
 Sovintel ...........................        50.0%         $   22,484     $   13,538     $    4,193     $    1,859     $      988
 TeleRoss ventures ..................        50.0%                592            146            365            253           (378)
 GTS Mobile Services ................        50.0%(5)           4,223          1,455          2,176          2,084         (2,590)
                                                           ----------     ----------     ----------     ----------     ----------
         Total ......................                      $   27,299     $   15,139     $    6,734     $    4,196     $   (1,980)
 ADJUSTMENTS FOR INTER-AFFILIATE
 TRANSACTIONS(7) ....................                      $   (3,759)    $   (3,573)    $      425             --             --

----------------------
(1) The ownership interest column indicates our legal ownership percentage for the respective equity investments. The information is being provided to assist an investor or analyst in determining our legal rights associated with the presented financial data. See Note 4 in our audited Consolidated Financial Statements for additional disclosures related to our equity investees.

(2)      Includes non-income taxes.

(3)      Our ownership of TCM increased to 95% from July 1, 1998.

(4)      Our ownership of Sovam increased to 100% from February 1998.

(5) We generally have a 50% ownership interest in these equity investments through our holding company, Vostok Mobile. See Note 4 in our audited Consolidated Financial Statements for additional disclosures related to our equity investees.

(6) Our effective ownership of Golden Telecom (Ukraine) increased to 56.75% from June 30, 1998. (7) The adjustment amounts represent the effect of inter-affiliate transactions between our consolidated and equity method ventures. More detailed information about inter-affiliate transactions is included under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Methodology".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis relates to our financial condition and results of operations for each of the three month periods ended March 31, 1999 and 1998, and for each of the years ended December 31, 1998, 1997 and 1996. This discussion should be read in conjunction with the "Selected Historical and Pro Forma Consolidated Financial Data" and the Consolidated Financial Statements and the notes related thereto that appear elsewhere in this prospectus.

OVERVIEW

         We are a leading facilities-based provider of integrated telecommunications services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg and other major population centers throughout Russia and other countries of the CIS. We organize our operations into two business divisions, Business Services and Mobile Services. Our Business Services Division comprises CLEC Services and Data and Long Distance Services. Our Mobile Services Division operates cellular networks in Kiev, Vladivostok and thirteen other cities throughout Russia.

         CLEC Services. In Moscow, Kiev and St. Petersburg, we operate facilities-based CLECs, which include our international gateways. We provide a range of services including local exchange and access services, international and domestic long distance services, managed bandwidth services, Internet access and the design and installation of corporate networks. We provide CLEC services primarily through our operating companies Sovintel, TCM and Golden Telecom BTS.

         Data and Long Distance Services. In major population centers throughout Russia and other countries of the CIS, we offer traditional and high-speed data services and dedicated and dial-up Internet access. We provide data services primarily through our Sovam operating companies. In Russia, we also offer international and long distance voice services. We provide long distance voice services primarily through the TeleRoss operating company and ventures.

         Mobile Services. In Kiev, Vladivostok and thirteen other metropolitan areas of Russia, we offer mobile telephony services on a subscription and prepaid basis. We provide mobile services through our operating companies Golden Telecom GSM and the Vostok Mobile ventures, including PrimTelefone in Vladivostok.

         Our financial condition and our results of operations have been, and continue to be, adversely affected by ongoing economic and political instability in Russia and the other countries of the CIS. The Russian economy collapsed in August 1998 after the Russian government defaulted on its obligation to make payments on its internal debt and allowed the ruble to devalue. Although markets may have stabilized since August 1998, the Russian economy remains in a depression, exacerbated by continuing political instability that may precipitate further economic volatility. See "--Special Note Regarding the Russian Financial Crisis".

         Our business is currently wholly owned by GTS. GTS has created a separate holding company, Golden Telecom, Inc., that will issue the shares offered in this public offering. Immediately before the consummation of this offering, GTS will contribute to Golden Telecom, Inc. all the business units through which we conduct our operations. After the completion of the offering,
GTS will own approximately         % of the outstanding shares of common stock
of our company (     % if the underwriters' over-allotment option is exercised
in full).

ACCOUNTING METHODOLOGY

         The presentation of our financial statements in accordance with US GAAP is influenced by the accounting conventions described below:

         Accounting for Business Ventures. We consolidate all our significant wholly owned subsidiaries and majority owned ventures where we exercise unilateral operating and financial control. We use equity method accounting to account for those ventures where we exercise significant influence, but do not exercise unilateral operating and financial control. We also use the equity method to account for certain insignificant majority-owned ventures where we elect not to exercise unilateral operating and financial control.

         The following table summarizes the method by which we account for our ownership interests in our principal ventures for the periods presented in this prospectus:

                                        EQUITY METHOD ACCOUNTING                      CONSOLIDATION METHOD ACCOUNTING
                                     --------------------------------                 --------------------------------
                                     PERIOD                 OWNERSHIP                 PERIOD                 OWNERSHIP
                                     ------                 ---------                 ------                 ---------

Sovintel ....................          All                     50%                       --                     --

TeleRoss ventures(1).........          All                     50%                       --                     --

Vostok Mobile ventures(2)....          All                   50%-100%                    --                     --

Sovam(3)..................... Through January 31, 1998        66.67%           From February 1, 1998           100%

Golden Telecom (Ukraine)(4).. Through June 29, 1998           24.5%              From June 30, 1998           56.75%

TCM(5)....................... Through June 30, 1998            50%                From July 1, 1998            95%

TeleRoss operating company...          --                      --                      All                     100%

------------------------
(1) We own 50% interests in 13 of the 14 TeleRoss ventures, and we own a 100% interest in the TeleRoss venture in Irkutsk. We do not consolidate our wholly owned TeleRoss venture in Irkutsk because we do not consider it material to our operations and we do not exercise our unilateral operating and financial control over it.

(2) We own 50-70% interests in 13 of the 14 Vostok Mobile ventures, and we own a 100% interest in the Vostok Mobile venture in Novgorod, which we consolidate, although it is not material to our operations.

(3) In February 1998, we purchased our remaining 33% interest in Sovam from our minority partner and as a result, Sovam is now accounted for by the consolidation method as opposed to the equity method.

(4) In June 1998, we initiated a restructuring of the capital and ownership structure of Golden Telecom (Ukraine), so that our total economic interest in Golden Telecom (Ukraine), held directly and indirectly, is now 56.75%.

(5) We own a 95% interest in TCM through our wholly owned subsidiary GTS-Vox Limited. In July 1998, we purchased our remaining approximately 47.4% interest in GTS-Vox Limited from our minority partners and as a result, TCM is now accounted for by the consolidation method as opposed to the equity method.

         Profit and Loss Accounting. We recognize profits and losses in our ventures in accordance with the underlying ownership percentage or allocation percentage as specified in our agreements with partners; however, we recognize 100% of the losses in ventures where we bear all the financial risk. We bear the financial risk of all our significant ventures, except for Sovintel. Accordingly, we recognize the portion of the losses (which we refer to as the excess losses) that would be assigned to the minority interest partner in accordance with its ownership interest in the venture. When such ventures become profitable, we recognize 100% of the profits until the excess losses previously recognized by us are recovered.

         As of March 31, 1999, our CLEC Services had no cumulative excess losses, our Long Distance and Data Services had $1.3 million of cumulative excess losses, and our Mobile Services had $4.8 million of cumulative excess losses. To the extent these business groups report profits in future periods, we expect that our financial results will be favorably affected due to the reversal of these excess losses.

         Inter-Affiliate Transactions. Our companies trade extensively with each other. These transactions are eliminated in the process of consolidating our accounts. For example, interconnection costs of one company can be revenue to another of our companies.

         Intercompany transactions occur primarily between Sovintel and TCM. Sovintel's cost of revenue for the year ended December 31, 1998 included $7.5 million paid to TCM and $3.0 million to other group companies, which are included as revenue in our results of operations.

         Turnover Taxes. Our ventures in Russia and Ukraine incur a 4% and 2% turnover tax, respectively, based on their revenue earned. We include these taxes as a component of our operating expenses, since such taxes are incidental to the revenue cycle.

PRESENTATION OF FINANCIAL STATEMENTS

         Golden Telecom, Inc. was formed in June 1999 to be the holding company for all of GTS's businesses in the CIS. The consolidated financial statements included in this prospectus have been prepared as if Golden Telecom, Inc. had been in existence throughout all relevant periods. Before 1998, the only material consolidated subsidiary was TeleRoss operating company.

         We have also included a presentation of certain unaudited pro forma results of operations, which we believe mitigates the lack of comparability of our results of operations among historical periods. These pro forma results of operations give effect to the transactions in which we acquired minority interests to increase our ownership to 100% of Sovam, 56.75% of Golden Telecom (Ukraine) and 95% of TCM. These transactions were consummated in February 1998, June 1998 and July 1998, respectively, and allowed us to consolidate these ventures. Because these ventures are material to our results of operation, we believe that a discussion only of our historical consolidated results of operations would not be meaningful or relevant to an understanding of our business as it is currently constituted. Thus, for the purpose of preparing our pro forma results of operations, we have assumed that the transactions by which we acquired these minority interests were consummated at the beginning of the period indicated. However, the pro forma data is indicative of what our consolidated results of operations would actually have been had these transactions in fact occurred at the beginning of the periods indicated and do not purport to project our consolidated results of operations for any period.

         In addition, we have included a discussion of certain non-consolidated operations that are material to our business, primarily Sovintel. We believe that this discussion is helpful to developing an understanding of the factors contributing to our overall financial condition and results of operations.

         The discussion of our results of operations is organized as follows:

         THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998

         o Consolidated Results. Results of Operations for the Three Months Ended March 31, 1999 compared to the Results of Operations for the Three Months Ended March 31, 1998

         o Pro Forma Consolidated Results. Results of Operations for the Three Months Ended March 31, 1999 compared to the Pro Forma Results of Operations for the Three Months Ended March 31, 1998

         o Non-consolidated Results. Results of Non-Consolidated Operations for the Three Months Ended March 31, 1999 compared to the Results of Non-Consolidated Operations for the Three Months Ended March 31, 1998

         YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         o Consolidated Results. Results of Operations for the Year Ended December 31, 1998 compared to the Results of Operations for the Year Ended December 31, 1997

         o Pro Forma Consolidated Results. Pro Forma Results of Operations for the Year Ended December 31, 1998 compared to Pro Forma Results of Operations for the Year Ended December 31, 1997

         o Non-consolidated Results. Results of Non-Consolidated Operations for the Year Ended December 31, 1998 compared to the Results of Non-Consolidated Operations for the Year Ended December 31, 1997

         YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

         o Consolidated Results. Results of Operations for the Year Ended December 31, 1997 compared to the Results of Operations for the Year Ended December 31, 1996

         o Non-consolidated Results. Results of Non-Consolidated Operations for the Year Ended December 31, 1997 compared to the Results of Non-Consolidated Operations for the Year Ended December 31, 1996

CONSOLIDATED RESULTS -- CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1998

         For the three months ended March 31, 1998, we only consolidated two significant ventures: TeleRoss operating company and Sovam (from February 1, 1998). Golden Telecom (Ukraine) and TCM were both consolidated in our results of operations from July 1, 1998 and, therefore, their results are included only for the three months ended March 31, 1999. The comparison of revenue, gross margins, selling, general and administrative expenses and depreciation and amortization is distorted by these acquisitions. As a result, it is not meaningful to compare operating results between the two periods. We believe a more meaningful comparison of these items is discussed below under "--Pro Forma Consolidated Results-- Consolidated Results of Operations for the Three Months Ended March 31, 1999 compared to the Pro Forma Consolidated Results of Operations for the Three Months Ended March 31, 1998".

         EQUITY IN EARNINGS/LOSSES OF VENTURES

         The losses after interest and tax charges from our investments in non-consolidated ventures were $4.4 million for the three months ended March 31, 1999, and our earnings from investments in non-consolidated ventures were $4.4 million for the three months ended March 31, 1998. These amounts include excess losses of $1.4 million for the first three months of 1999. In the first three months of 1998, we recovered $0.2 million of excess losses relating to previous periods. See "--Accounting Methodology--Profit and Loss Accounting". We recognized earnings at Sovintel of $0.5 million for the three months ended March 31, 1999 partially offset our recognized losses at other ventures. In the three months ended March 31, 1998, our recognized earnings at Sovintel and TCM together was $4.2 million.

         FOREIGN CURRENCY LOSS

         Our foreign currency loss was $0.7 million for the three months ended March 31, 1999, compared to an insignificant loss for the three months ended March 31, 1998. This increased loss reflects the devaluation of the ruble that resulted from the August 1998 Russian financial crisis.

PRO FORMA CONSOLIDATED RESULTS -- CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THE PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1998

         REVENUE

         Our revenue decreased by 11% to $24.2 million for the three months ended March 31, 1999 from $27.3 million, on a pro forma basis, for the three months ended March 31, 1998. The breakdown of revenue by business group was as follows:

                                                          PRO FORMA
                                                    CONSOLIDATED RESULTS        CONSOLIDATED RESULTS
                                                    FOR THE THREE MONTHS        FOR THE THREE MONTHS
                                                    ENDED MARCH 31, 1998        ENDED MARCH 31, 1999
                                                  -------------------------    -----------------------
                                                                      (IN MILLIONS)
         CLEC Services........................    $                   11.6     $                  11.7
         Data and Long Distance Services......                          13                         9.1
         Mobile Services......................                         3.1                         3.9
         Eliminations.........................                        (0.4)                       (0.5)
                                                  ------------------------     -----------------------
         TOTAL REVENUE........................    $                   27.3     $                  24.2

         CLEC SERVICES. Revenue from CLEC Services increased slightly to $11.7 million for the three months ended March 31, 1999 from $11.6 million, on a pro forma basis, for the three months ended March 31, 1998. Substantial decreases in revenue from installation fees, connection fees and equipment sales were offset by increased traffic revenue and monthly recurring revenue. The increases in traffic revenue and monthly recurring revenue were primarily attributable to increased traffic at Golden Telecom BTS and to the higher number of ports in use at TCM.

         DATA AND LONG DISTANCE SERVICES. Revenue from Data and Long Distance Services decreased by 30% to $9.1 million for the three months ended March 31, 1999 from $13.0 million, on a pro forma basis, for the three months ended March 31, 1998. Data revenue increased by 5% to $6.2 million from $5.9 million, primarily as a result of the increase in Internet revenue caused by an increase in the number of Internet subscribers, which was offset by a small decrease in private line revenue. Long distance revenue decreased 59% to $2.9 million from $7.1 million as a result of reduced tariffs on long distance calls in response to competition from Rostelecom and other carriers. Rostelecom quotes its tariffs in rubles; therefore, its tariffs declined in dollar terms as the ruble devalued following the August 1998 Russian financial crisis.

         MOBILE SERVICES. Revenue from Mobile Services increased by 26% to $3.9 million for the three months ended March 31, 1999 from $3.1 million, on a pro forma basis, for the three months ended March 31, 1998. This increase was primarily attributable to the 137% growth in Golden Telecom GSM's active subscribers from March 31, 1998 to March 31, 1999.

EXPENSES

         The following table shows our principal expenses in the three months ended March 31, 1999 and the three months ended March 31, 1999:

                                                           PRO FORMA
                                                     CONSOLIDATED RESULTS      CONSOLIDATED RESULTS
                                                     FOR THE THREE MONTHS      FOR THE THREE MONTHS
                                                     ENDED MARCH 31, 1998      ENDED MARCH 31, 1999
                                                    -----------------------    ----------------------
                                                                     (IN MILLIONS)
         COST OF REVENUE
            CLEC Services.........................  $                  3.3     $                  3.4
            Data and Long Distance Services.......                     8.6                        5.5
            Mobile Services.......................                     1.1                        0.9
            Eliminations..........................                    (0.4)                      (0.5)
                                                    ----------------------     ----------------------
         TOTAL COST OF REVENUE....................  $                 12.6     $                  9.3

         SELLING, GENERAL AND ADMINISTRATIVE......  $                 11.0     $                  8.6
         DEPRECIATION AND AMORTIZATION............  $                  5.6     $                  6.0
         EQUITY IN (EARNINGS) LOSSES OF VENTURES..  $                 (2.9)    $                  4.4

         COST OF REVENUE

         Our cost of revenue decreased by 26% to $9.3 million for the three months ended March 31, 1999 from $12.6 million, on a pro forma basis, for the three months ended March 31, 1998.

         CLEC SERVICES. Pro forma cost of revenue from CLEC Services increased by 3% to $3.4 million, or 29% of revenue, for the three months ended March 31, 1999 from $3.3 million, or 28% of revenue, on a pro forma basis, for the three months ended March 31, 1998. The small increase as a result of increased settlement and interconnection costs as a result of increased traffic revenue and a reduction in our installation and connection revenue.

         DATA AND LONG DISTANCE SERVICES. Pro forma cost of revenue from Data and Long Distance Services decreased by 36% to $5.5 million, or 60% of revenue, for the three months ended March 31, 1999 from $8.6 million, or 66% of revenue, on a pro forma basis, for the three months ended March 31, 1998. The significant decrease reflected a substantial reduction in long distance settlement rates.

         MOBILE SERVICES. Pro forma cost of revenue from Mobile Services decreased by 18% to $0.9 million, or 23% of revenue, for the three months ended March 31, 1999 from $1.1 million, or 35% of revenue, on a pro forma basis, for the three months ended March 31, 1998. The increased gross margin was due to the lower proportion of revenue from sales of handsets, which produce low margins.

         SELLING, GENERAL AND ADMINISTRATIVE

         Our selling, general and administrative expenses decreased by 22% to $8.6 million, or 36% of revenue, for the three months ended March 31, 1999 from $11.0 million, or 40% of revenue, on a pro forma basis, for the three months ended March 31, 1998. The decrease in these expenses was attributable primarily to lower personnel costs and lower provisions for bad debts.

         DEPRECIATION AND AMORTIZATION

         Our depreciation and amortization expense increased by 7% to $6.0 million for the three months ended March 31, 1999 from $5.6 million, on a pro forma basis, for the three months ended March 31, 1998.

         EQUITY IN EARNINGS/LOSSES OF VENTURES

         The losses from our investments in non-consolidated ventures were $4.4 million for three months ended March 31, 1999, compared to earnings of $2.9 million, on a pro forma basis, for the three months ended March 31, 1998. This $7.3 million decrease in earnings was attributable primarily to a reduction in earnings at our non-consolidated Long Distance, Mobile Services and CLEC operating companies. See "-Non-consolidated Results-Results of Non-Consolidated Operations for the Three Months Ended March 31, 1999 compared to the Results of Non-Consolidated Operations for the Three Months Ended March 31, 1998".


NON-CONSOLIDATED RESULTS -- RESULTS OF NON-CONSOLIDATED OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THE RESULTS OF NON-CONSOLIDATED OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1998

         This section includes a discussion of Sovintel's results of operations in the quarters ended March 31, 1998 and 1999. Sovintel was our principal non-consolidated operating company during these periods.

SOVINTEL

         REVENUE

         Sovintel's revenue decreased by 31% to $22.5 million for the three months ended March 31, 1999 from $32.4 million, for the three months ended March 31, 1998. Revenue from local, long distance and international call traffic decreased as a result of the August 1998 Russian financial crisis which affected both volumes and tariffs. In particular, traffic from cellular operators decreased 70% compared to the three months ended March 31, 1998. Revenue from incoming international traffic also fell sharply, largely because of a 35% reduction in the average settlement rates paid to Sovintel by other operators.

         COST OF REVENUE

         Sovintel's cost of revenue decreased by 34% to $13.5 million for the three months ended March 31, 1999 from $20.6 million for the three months ended March 31, 1998. The decrease to 60% from 64% of revenue was primarily a result of lower international and domestic settlement rates paid to other operators. In particular, the effective rate paid to Russian carriers decreased because their tariffs are denominated in rubles.

         SELLING, GENERAL AND ADMINISTRATIVE

         Sovintel's selling, general, administrative and certain other expenses decreased by 7% to $4.2 million, or 19% of revenue, for the three months ended March 31, 1999 from $4.5 million, or 14% of revenue for the three months ended March 31, 1998. This decrease was primarily due to lower turnover taxes as a result of decreased revenue. However, as a consequence of the decrease in revenue, selling, general and administrative expenses increased as a proportion of revenue.

CONSOLIDATED RESULTS -- CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

         During 1998, we began to consolidate the results of Sovam from February 1, 1998, Golden Telecom (Ukraine) from June 30, 1998, and TCM from July 1, 1998. Before consolidating these companies, we used the equity method of accounting to report their results. The comparison of revenue, gross margins, selling, general and administrative expenses and depreciation and amortization is distorted by these accounting changes. As a result it is not meaningful to compare operating results between the two periods. We believe a more meaningful comparison of these items is discussed below in "--Pro Forma Consolidated Results -- Pro Forma Consolidated Results of Operations for the Year Ended December 31, 1998 compared to Pro Forma Consolidated Results of Operations for the Year Ended December 31, 1997".

         EQUITY IN EARNINGS/LOSSES OF VENTURES

         Our earnings after interest and tax charges from investments in non-consolidated ventures decreased to $2.6 million for the year ended December 31, 1998 from $12.4 million for the year ended December 31, 1997. These results included excess losses of $2.2 million for 1998 and $2.0 million for 1997. See "--Accounting Methodology--Profit and Loss Accounting ". Sovintel and TCM generated combined earnings of $6.6 million for 1998 and $15.7 million for 1997, which offset losses generated by our other ventures. We began to consolidate TCM effective as of July 1, 1998.

         FOREIGN CURRENCY LOSS

         Our foreign currency loss increased to $7.5 million for the years ended December 31, 1998 from $0.4 million for the year ended December 31, 1997. Our foreign currency loss in 1998 was primarily due to the devaluation of the ruble, as described in "-- Special Note Regarding the Russian Financial Crisis".

         PROVISION FOR INCOME TAXES

         Our tax provision increased to $5.2 million for the year ended December 31, 1998 from $0.6 million for the year ended December 31, 1997. TCM's total tax provision for the year ended December 31, 1998 was $9.7 million. Of this amount, $4.8 million corresponded to the period from July 1 through December 31, 1998 and was included in our consolidated results of operations. TCM's tax provision for 1997 was $6.5 million, which was not consolidated.

PRO FORMA CONSOLIDATED RESULTS -- PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998 COMPARED TO PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

         REVENUE

         Our pro forma revenue increased by 47% to $117.4 million for the year ended December 31, 1998 from $79.7 million for the year ended December 31, 1997. The breakdown of revenue by business group was as follows:

                                                           PRO FORMA                   PRO FORMA
                                                      CONSOLIDATED RESULTS       CONSOLIDATED RESULTS
                                                       FOR THE YEAR ENDED         FOR THE YEAR ENDED
                                                       DECEMBER 31, 1997           DECEMBER 31, 1998
                                                     -----------------------    ------------------------
                                                                       (IN MILLIONS)
         CLEC Services........................       $                 32.6     $                  52.5
         Data and Long Distance Services......                         42.4                        51.6
         Mobile Services......................                          6.2                        15.9
         Eliminations.........................                         (1.5)                       (2.6)
                                                     ----------------------     -----------------------
         TOTAL REVENUE........................       $                 79.7     $                 117.4


         CLEC SERVICES. Pro forma revenue from CLEC Services increased by 61% to $52.5 million for the year ended December 31, 1998 from $32.6 million for the year ended December 31, 1997. TCM's revenue increased by 44% to $42.2 million for 1998 from $29.3 million for 1997. Golden Telecom BTS's revenue increased by 209% to $10.2 million in 1998 from $3.3 million in 1997. Combined pro forma traffic and monthly recurring revenue increased by 82% to $41.6 million in 1998 from $22.9 million in 1997. This increase was primarily attributable to increases in international incoming and outgoing traffic at Golden Telecom BTS, as well as an increase in TCM's revenue from Vimpelcom and KB Impulse due to an increase in cellular traffic. Pro forma installation and connection revenue increased 11% to $10.4 million in 1998 from $9.4 million in 1997, primarily as a result of increased port connection fees at TCM before the August 1998 Russian financial crisis.

         DATA AND LONG DISTANCE SERVICES. Pro forma revenue from Data and Long Distance Services increased by 22% to $51.6 million for the year ended December 31, 1998 from $42.4 million for the year ended December 31, 1997. Pro forma data revenue increased by 41% to $24.9 million in 1998 from $17.7 million in 1997, primarily due to increased revenue from leasing private line facilities. Pro forma revenue from Internet access services increased by 65% to $6.1 million in 1998 from $3.7 million in 1997 because of increased usage, of which $3.3 million related to dedicated leased lines and $2.8 million to dial-up access facilities in 1998. Pro forma revenue from long distance services increased by 8% to $26.7 million in 1998 from $24.7 million in 1997 as a result of increased long distance traffic volumes during the first six months of 1998. After the August 1998 Russian financial crisis, traffic levels decreased and TeleRoss reduced its tariffs to remain competitive with Rostelecom, resulting in decreased revenue in the third and fourth quarters of 1998.

         MOBILE SERVICES. Pro forma revenue increased by 156% to $15.9 million for the year ended December 31, 1998 from $6.2 million for the year ended December 31, 1997, as our Golden Telecom GSM network became fully operational.

EXPENSES

         The following table shows our principal expenses in the three months ended March 31, 1999 and the three months ended March 31, 1999:

                                                                                                     PRO FORMA
                                                                           PRO FORMA                CONSOLIDATED
                                                                      CONSOLIDATED RESULTS             RESULTS
                                                                       FOR THE YEAR ENDED        FOR THE YEAR ENDED
                                                                       DECEMBER 31, 1997          DECEMBER 31, 1998
                                                                     -----------------------   -----------------------
                                                                                       (IN MILLIONS)
          COST OF REVENUE
             CLEC Services .................................         $                   8.1   $                  14.6
             Data and Long Distance Services ...............                            28.2                      34.6
             Mobile Services ...............................                             4.1                       5.3
             Eliminations ..................................                            (1.3)                     (2.6)
                                                                     -----------------------   -----------------------
          TOTAL COST OF REVENUE ............................         $                  39.1   $                  51.9

          SELLING, GENERAL AND ADMINISTRATIVE ..............         $                  33.7   $                  51.1
          DEPRECIATION AND AMORTIZATION ....................         $                  17.6   $                  24.4
          EQUITY IN (EARNINGS) LOSSES OF VENTURES ..........         $                  (8.7)  $                   0.9
          INTEREST EXPENSE, NET ............................         $                   1.3   $                   2.5
          FOREIGN CURRENCY LOSS ............................         $                   0.7   $                   7.9
          PROVISION FOR INCOME TAXES .......................         $                   7.6   $                  10.1


         COST OF REVENUE

         Our pro forma cost of revenue increased by 33% to $51.9 million, or 44% of revenue, for the year ended December 31, 1998 from $39.1 million, or 49% of revenue, for the year ended December 31, 1997.

         CLEC SERVICES. Pro forma cost of revenue from CLEC Services increased by 80% to $14.6 million, or 28% of revenue, for the year ended December 31, 1998 from $8.1 million, or 25% of revenue, for the year ended December 31, 1997. The increase was due to higher settlement and interconnection costs.

         DATA AND LONG DISTANCE SERVICES. Pro forma cost of revenue from Data and Long Distance Services increased by 23% to $34.6 million, or 67% of revenue, for the year ended December 31, 1998 from $28.2 million, or 67% of revenue, for the year ended December 31, 1997. Pro forma cost of revenue from data services increased by 24% to $12.6 million, or 51% of revenue, in 1998 from $10.2 million, or 58% of revenue, in 1997. Pro forma cost of revenue from domestic long distance services increased by 22% to $22.0 million, or 82% of revenue, in 1998 from $18.0 million, or 73% of revenue, in 1997. The decreased gross margin in 1998 in domestic long distance services was due to tariff reductions following the August 1998 Russian financial crisis.

         MOBILE SERVICES. Pro forma cost of revenue from Mobile Services increased by 29% to $5.3 million, or 33% of revenue, for the year ended December 31, 1998 from $4.1 million, or 66% of revenue, for the year ended December 31, 1997. The increased gross margin was due to the lower proportion of revenue from sales of handsets, which produce low margins.

         SELLING, GENERAL AND ADMINISTRATIVE

         Our pro forma selling, general and administrative expenses increased by 52% to $51.1 million, or 44% of revenue, for the year ended December 31, 1998 from $33.7 million, or 42% of revenue, for the year ended December 31, 1997. The increase was due primarily to the growths in our data and mobile services. The pro forma provision for bad debt increased by $1.9 million to $4.6 million in 1998 from $2.7 million in 1997 primarily as a result of the August 1998 Russian financial crisis.

         DEPRECIATION AND AMORTIZATION

         Our pro forma depreciation and amortization expenses increased by 39% to $24.4 million for the year ended December 31, 1998 from $17.6 million for the year ended December 31, 1997. Pro forma depreciation expense increased by 48% to $9.2 million in 1998 from $6.2 million in 1997 because of increased investment in our network. Pro forma amortization expense increased by 33% to $15.2 million in 1998 from $11.4 million in 1997, due primarily to the additional goodwill recognized associated with the current provisions of the 1995 TCM Purchase Agreement.

         EQUITY IN EARNINGS/LOSSES OF VENTURES

         The pro forma losses from our investments in non-consolidated ventures were $0.9 million for the year ended December 31, 1998 compared to pro forma earnings of $8.7 million for the year ended December 31, 1997. This decrease was primarily due to lower earnings at Sovintel. See "-Results of Non-Consolidated Operations for the Year Ended December 31, 1998 compared to the Results of Non-Consolidated Operations for the Year Ended December 31, 1997".

         INTEREST EXPENSE, NET

         Our pro forma interest expense, net, was $2.5 million for the year ended December 31, 1998 because of costs associated with certain debt financing that we incurred that year. We earned net interest of $1.3 million for the year ended December 31, 1997.

         FOREIGN CURRENCY LOSS

         Our pro forma foreign currency loss was $7.9 million for the year ended December 31, 1998 and $0.7 million for the years ended December 31, 1997. The substantial increase in foreign currency loss in 1998 was due to the devaluation of the ruble. See "-Special Note Regarding the Russian Financial Crisis".

         PROVISION FOR INCOME TAXES

         Our pro forma tax provision increased to $10.1 million for the year ended December 31, 1998 from $7.6 million for the year ended December 31, 1997. The increase in provision for income taxes was primarily due to higher taxable profits at TCM.

NON-CONSOLIDATED RESULTS -- RESULTS OF NON-CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE RESULTS OF NON-CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

         This section includes a discussion of Sovintel's results of operations in the years ended December 31, 1998 and 1997. Sovintel was our principal non-consolidated operating company during these periods.

SOVINTEL

         REVENUE

         Sovintel's revenue increased by 9% to $124.2 million for the year ended December 31, 1998 from $114.0 million for the year ended December 31, 1997. This increase was due to a 7% increase to $52.0 million in international outgoing calls, a 41% increase to $19.7 million in domestic long distance calls, and a 36% increase to $18.9 million in switched line rentals. However, the August 1998 Russian financial crisis adversely affected revenue from local calls, international incoming calls, and new connections during the third and fourth quarters of 1998.

         COST OF REVENUE

         Sovintel's cost of revenue increased by 11% to $76.2 million, or 61% of revenue, for the year ended December 31, 1998, from $68.4 million, or 60% of revenue, for the year ended December 31, 1997. The gross margin percentage did not change significantly.

         SELLING, GENERAL AND ADMINISTRATIVE

         Sovintel's selling, general and administrative expenses increased by 50% to $23.8 million, or 19% of revenue, for the year ended December 31, 1998 from $15.9 million, or 14% of revenue, for the year ended December 31, 1997. The largest portion of the increase was attributable to the provision for bad debt and to turnover and other taxes. The provision for bad debt increased by $2.1 million to $2.7 million in 1998 from $0.6 million in 1997 principally as a result of the effect of the August 1998 Russian financial crisis. Turnover and other taxes increased by 37% to $7.1 million in 1998 from $5.2 million in 1997, primarily as a result of the increase in revenue during 1998.

CONSOLIDATED RESULTS -- CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996

         For the years ended December 31, 1997 and 1996, TeleRoss operating company accounted for the majority of our results of operations because it was the sole operating subsidiary that was consolidated.

         REVENUE

         Our revenue increased by 108% to $27.2 million for the year ended December 31, 1997 from $13.1 million for the year ended December 31, 1996. The increase was mainly caused by a 160% increase in our revenue from long distance services due to the commencement of operations of many of the TeleRoss regional ventures.

         COST OF REVENUE

         Our cost of revenue increased to $20.4 million, or 75% of revenue, for the year ended December 31, 1997, compared to $10.1 million, or 77% of revenue, for the year ended December 31, 1996.

         SELLING, GENERAL AND ADMINISTRATIVE

         Our selling, general and administrative expenses increased by 20% to $21.2 million, or 78% of revenue, for the year ended December 31, 1997 from $17.7 million, or 135% of revenue, for the year ended December 31, 1996. The TeleRoss operating company accounted for $11.8 million of the total selling, general and administrative expenses in 1997. The balance was attributable to our mobile services and general corporate overhead.

         DEPRECIATION AND AMORTIZATION

         Our depreciation and amortization increased by 57% to $4.4 million for the year ended December 31, 1997 from $2.8 million for the year ended December 31, 1996. The increase reflected new investment in our network, plant and equipment.

         EQUITY IN EARNINGS/LOSSES OF VENTURES

         The earnings from our non-consolidated ventures were $12.4 million for the year ended December 31, 1997 and $3.8 million for the year ended December 31, 1996. These figures are net of excess losses of $2.0 million in 1997 and $3.3 million in 1996. See "--Accounting Methodology--Profit and Loss Accounting ". Our recognized earnings in Sovintel and TCM combined was $15.7 million in 1997 and $11.8 million in 1996. These earnings were offset by losses generated by other ventures. See "--Non-consolidated Results--Results of Non-Consolidated Operations for the Year Ended December 31, 1997 compared to the Results of Non-Consolidated Operations for the Year Ended December 31, 1996".

NON-CONSOLIDATED RESULTS -- RESULTS OF NON-CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE RESULTS OF NON-CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996

         This section includes a discussion of Sovintel's results of operations in the years ended December 31, 1997 and 1996. Sovintel was our principal non-consolidated operating company during these periods.

SOVINTEL

         REVENUE

         Sovintel's revenue increased by 52% to $114.0 million for the year ended December 31, 1997 from $75.0 million for the year ended December 31, 1996. This increase was primarily attributable to increases in local and international incoming and outgoing traffic.

         COST OF REVENUE

         Sovintel's cost of revenue increased by 68% to $68.4 million, or 60% of revenue, for the year ended December 31, 1997 from $40.7 million, or 54% of revenue, for the year ended December 31, 1996. The increase as a percentage of revenue was primarily attributable to a decrease in the margin earned on international outgoing minutes, and an increase in the proportion of traffic consisting of lower margin domestic traffic.

         SELLING, GENERAL AND ADMINISTRATIVE

         Sovintel's selling, general and administrative expenses increased by 59% to $15.9 million, or 14% of revenue, for the year ended December 31, 1997 from $10.0 million, or 13% of revenue, for the year ended December 31, 1996. This increase was related to increases in turnover and other taxes, as well as higher personnel and advertising costs.

LIQUIDITY AND CAPITAL RESOURCES

         Our cash and cash equivalents were $15.3 million and $4.5 million as of March 31, 1999 and 1998, respectively. Our restricted cash was $26.8 million and $13.0 million as of March 31, 1999 and 1998, respectively. The restricted cash is maintained in connection with certain of our debt obligations as described below.

         Our total equity of $166.5 million as of March 31, 1999 included an accumulated deficit of $80.9 million. Included in the $80.9 million are net losses of approximately $33.6 million, $7.9 million and $15.5 million for the years ended December 31, 1998, 1997 and 1996, respectively. During 1998, GTS contributed additional capital to our company amounting to $86.9 million, of which $67.4 million was in cash. The remainder of the contributed capital related to payments made in accordance with an agreement under which we acquired an indirect shareholding in TCM.

         During the three months ended March 31, 1999 and 1998, we used cash of $0.6 million and $0.9 million, respectively, for our operating activities. We also used cash of $4.5 million and $6.6 million for investing activities, that was principally attributable to building our telecommunications networks, for the three months ended March 31, 1999 and 1998, respectively.

         We had working capital of $6.2 million as of March 31, 1999 and $9.8 million as of March 31, 1998. At March 31, 1999, we had total debt of approximately $25.5 million, of which $4.1 million were current maturities. At December 31, 1998, we had total debt of approximately $24.5 million, of which $3.0 million were current maturities. This compared to total debt of $1.6 million at December 31, 1997, of which $1.5 million were current maturities. At December 31, 1998, none of our long-term debt was at fixed rates.

         In connection with the purchase of equipment and services for certain Vostok Mobile ventures in Russia, those ventures entered into a credit agreement with a bank providing for up to $30.7 million of financing. The facility is guaranteed by the vendor of such equipment and services, and is insured against certain political risks by the Overseas Private Investment Corporation. To the extent that the guarantor is required to make any payments pursuant to such guarantee, GTS is required to reimburse 50% of such payments. The loans under the facility bear interest at LIBOR plus 35 basis points, with principal and interest payments due semiannually in June and December of each year through December 15, 2002. At March 31, 1999, $16.5 million in loans were outstanding under the facility. Because of the financial condition of certain Vostok Mobile ventures, GTS has made most of the principal and interest payments on behalf of the ventures. As a result, we and GTS are currently exploring various alternatives for restructuring these loans.

         In November 1996, Golden Telecom (Ukraine) entered into an agreement with Siemens GmbH, whereby Golden Telecom (Ukraine) could purchase up to 8.6 million Deutsche Marks (DM) of certain equipment from Siemens. The terms allowed Golden Telecom (Ukraine) to finance up to 70% of this amount. Golden Telecom (Ukraine) is required to make semiannual principal payments plus accrued interest for three years beginning six months after completion of installation of such equipment. The agreement carries interest at a rate equal to the DM LIBOR rate plus 4.5% per annum. At March 31, 1999, approximately $2.9 million, including accrued interest, was outstanding under this agreement.

         In June 1996, Golden Telecom (Ukraine) entered into an agreement with Motorola Corporation, whereby Golden Telecom (Ukraine) could purchase up to $20.0 million of certain equipment from Motorola. Golden Telecom (Ukraine) is required to make semiannual payments plus accrued interest beginning six months after completion of the installation of such equipment. The agreement carries interest at a rate equal to the LIBOR rate plus 3.0% per annum. At March 31, 1999, approximately $8.4 million, including accrued interest, was outstanding under this agreement.

         In August 1998, one of the Vostok Mobile ventures entered into an installment purchase agreement with Ericsson Radio Systems AB. Under the agreement, the venture is required to make quarterly payments of interest and principal. The agreement carries an implicit interest rate equal to approximately 10.2% per annum. At March 31, 1999, approximately $1.4 million was outstanding under this agreement.

         GTS has guaranteed the payments under the Motorola and Ericsson agreements. To the extent that GTS makes any payments under such guarantees, we will be required to indemnify GTS for such payments.

         We have historically received funding from GTS to meet our operational and capital requirements. We do not anticipate that GTS will provide additional funding to us following the completion of this offering.

         In order for us to compete successfully we will require substantial additional capital to continue to develop our networks and meet the funding requirements of our operations and ventures, including losses from operations. We will also require additional capital for our acquisition and business development initiatives. We expect that we will require over $140 million over the next three years to fund our capital expenditures and operations. This amount relates to our consolidated and equity method ventures. The net proceeds of this offering will be applied to these funding requirements.

         In addition to the external financing discussed above, we have funded our subsidiaries and affiliates through two methods of financing. Certain of our operating companies have received direct debt financing through loans from affiliated companies. In addition, since September 1997, certain of our operating companies have borrowed funds under a $30.0 million back-to-back, three-year, revolving bank facility from a Western-owned bank licensed to operate in Russia. Under this facility, we provide cash collateral for onshore loans made by the bank to our Russian-registered ventures.

         The actual amount and timing of our future capital requirements may differ materially from our current estimates because of changes and fluctuations in our revenue, operating costs, acquisitions and network expansion plans. We may not be able to obtain additional financing on favorable terms. As a result, we may be subject to additional or more restrictive financial covenants, our interest obligations may increase significantly and our shareholders may be adversely diluted. Our failure to generate sufficient funds in the future, whether from operations or by raising additional debt or equity capital, may require us to delay or abandon some or all of our anticipated expenditures, to sell assets, or both, either of which could have a material adverse effect on our operations.

         We cannot assure you that our operations will achieve or sustain profitability or positive cash flow in the future. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may not be able to meet our debt service obligations or working capital requirements, and the value of our shares of common stock may decline.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK AND TREASURY AND CURRENCY EXPOSURE MANAGEMENT

         Our treasury function has managed our funding, liquidity and exposure to interest rate and foreign currency exchange rate risks. Our treasury operations are conducted within a framework of policies and guidelines that have been established and authorized by our board of directors. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

         The ruble and the hryvna are generally non-convertible outside Russia and Ukraine, respectively, so our ability to hedge against further devaluation by converting to other currencies is significantly limited. Further, our ability to convert rubles and hryvna into other currencies in Russia and Ukraine, respectively, is subject to rules that increasingly restrict the purposes for which conversion and the payment of foreign currencies are allowed.

         Given that much of the operating ventures' costs are indexed to or denominated in US dollars, including employee compensation expense, capital expenditure and interest expense, we have taken specific steps to minimize our exposure to fluctuations in the appropriate foreign currency. Although local currency control regulations require us to collect virtually all of our revenue in local currency, certain ventures generally either price or invoice in US dollars or index their invoices and collections to the applicable dollar exchange rate. Customer contracts may include clauses allowing additional invoicing if the applicable exchange rate changes significantly between the invoice date and the date of payment, favorable terms for early or pre-payments and heavy penalty clauses for overdue payments. Maintaining the dollar value of our revenue subjects us to additional tax on exchange gains. Exposure on ruble cash balances is reduced by lending cash from cash-generating operating companies to those that are able to convert and pay down dollar denominated liabilities.

         Although we are attempting to match revenue, costs, borrowing and repayments in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. See "Risk Factors--Risks Associated with Doing Business in Russia, Ukraine and Other Countries of the Commonwealth of Independent States".

         We are exposed to market risk from changes in interest rates on our obligations and we also face exposure to adverse movements in foreign currency exchange rates. A portion of our debt obligations is denominated in foreign currencies which exposes us to risks associated with changes in foreign currency exchange rates. We have developed risk management policies that establish guidelines for managing foreign currency exchange rate risk and we also periodically evaluate the materiality of foreign currency exchange exposures and the financial instruments available to mitigate this exposure.

         The following table provides information about our debt obligations that are sensitive to changes in interest rates.

                                                                                                                   FAIR
                                                                                                                   ----
                                                                                                                   VALUE
                                                                                                                   -----
                                        1999       2000       2001       2002          2003  THEREAFTER  TOTAL    12/31/98
                                        ----       ----       ----       ----          ----  ----------  -----    --------
Long-term debt, including current portion
         Variable rate.............    $3,018     $16,263     $3,098     $2,080        $ --  $       --  $24,459   $24,459
         Average interest rate.....      8.54%       9.74%      8.65%      8.70%         --          --       --        --



     The following table provides information about our financial instruments by functional currency and where applicable, presents such information in US dollar equivalents. The table summarizes information on instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations.


                                                                                                                        FAIR
                                                                                                                        ----
                                                                                                                        VALUE
                                                                                                                        -----
                                              1999       2000       2001       2002       2003  THEREAFTER  TOTAL      12/31/98
                                              ----       ----       ----       ----       ----  ----------  -----      --------
Long-term debt, including current portion
US dollars
         Variable rate ..................    $ 1,501    $ 14,746    $ 2,661    $ 2,080     $--    $--       $ 20,988   $ 20,988
         Average interest rate ..........       8.70%       9.89%      8.70%      8.70%     --     --             --         --

German mark
         Variable rate ..................    $ 1,465    $  1,465    $   427    $    --     $--    $--       $  3,357   $  3,357
         Average interest rate ..........       8.38%       8.38%      8.38%        --      --     --             --         --

Ukrainian hryvna
         Variable rate ..................    $    52    $     52    $    10    $    --     $--    $--       $    114   $    114
         Average interest rate ..........       8.38%       8.38%      8.38%        --      --     --             --         --


SPECIAL NOTE REGARDING THE RUSSIAN FINANCIAL CRISIS

         As a result of the devaluation of the ruble and the consequences of the August 1998 Russian financial crisis, our consolidated and non-consolidated entities recorded a $13.1 million pre-tax charge for the third quarter 1998. This charge related to foreign currency exchange losses, unrecoverable bad debts and unrecoverable cash deposits. See "Risk Factors --Risks Associated with Doing Business in Russia, Ukraine and Other Countries of the CIS".

         The charge followed a monetary and financial crisis in Russia when, on August 17, 1998 the exchange rate of the Russian ruble, relative to other currencies, declined significantly. Three measures implemented by the Russian government were the immediate and primary cause of this monetary and financial crisis:

         o The Russian government suspended the repayment of domestic sovereign securities; subsequently, secondary trading in these securities was halted. Since many Russian banks had substantial investments in these securities, severe liquidity problems resulted for the banks;

         o The Russian government allowed the value of the ruble to fluctuate below the ruble/US dollar exchange rate corridor that the Russian government had previously committed to support; this represented an effective devaluation of the ruble; and

         o The Russian government imposed a 90-day moratorium on certain offshore credit repayments. The 90-day moratorium expired on November 16, 1998.

         The banking situation in Russia remains unstable and there remains an ongoing risk that many banks may be declared bankrupt. Deposits held at Russian banks, other than Sberbank, are not insured.

         The table below presents, for the periods indicated, the exchange rate for the US dollar against the ruble based on the official rate of the Central Bank of Russia, expressed in terms of rubles per US dollar.


        QUARTER ENDED             PERIOD END      AVERAGE (1)      HIGH            LOW
------------------------------  ---------------  ------------   -----------    -----------
December 31, 1996 ............        5.56           5.43           5.56           5.40
March 31, 1997 ...............        5.73           5.65           5.73           5.56
June 30, 1997 ................        5.78           5.77           5.78           5.73
September 30, 1997 ...........        5.86           5.82           5.86           5.78
December 31, 1997 ............        5.96           5.91           5.96           5.86
March 31, 1998 (2) ...........        6.11           6.15           6.11           5.96
June 30, 1998 ................        6.20           6.27           6.20           6.11
September 30, 1998 (3) .......       16.06           9.26          20.82           6.24
December 31, 1998 ............       20.65          17.46          20.90          13.00
March 31, 1999 ...............       24.18          22.90          24.18          20.65
June 31, 1999 ................       24.22          24.90          25.12          23.99
September 30, 1999(4)

--------------------

(1) The average of the exchange rates each business day during the relevant period.

(2) On January 1, 1998, the ruble was redenominated at the ratio of 1000:1. The entries in the table before that date are adjusted to reflect such redenomination.

(3) The last official exchange rate prior to the suspension of trading on August 17, 1998 was 6.27 rubles per US dollar.

(4)      Through July 12, 1999.

         The following table shows the effect of the August 1998 Russian financial crisis on our historical and pro forma results of operations by presenting our quarterly results since the beginning of 1998:

                                                                                                          ACTUAL FOR THE
                                                                                                           THREE MONTHS
                                                     PRO FORMA(1) FOR THE THREE MONTHS ENDED                  ENDED
                                            ----------------------------------------------------------    --------------
                                            MARCH 31,     JUNE 30,       SEPTEMBER 30,    DECEMBER 31,       MARCH 31,
                                              1998          1998             1998            1998              1999
                                            --------      --------       -------------    ------------    --------------
                                                                        (IN THOUSANDS)
Revenue.................................... $ 27,306      $ 32,680         $ 31,966        $ 25,415          $ 24,185
Cost of Revenue............................   12,567        14,550           12,709          12,048             9,326
Gross Margin...............................   14,739        18,130           19,257          13,367            14,859
Selling, general and administrative........   11,049        11,624           17,124          11,299             8,638
Net loss...................................   (1,939)         (395)         (17,121)        (13,377)           (7,776)

EBITDA(2)..................................   11,203        13,552            6,913           6,467             7,560
Net cash (used in) provided by
operating activities.......................    6,964           530            1,618          (2,429)             (629)
Net cash used in investing activities......   (6,680)      (12,850)          (9,635)        (11,854)           (4,453)
Net cash provided by financing activities..    1,423         9,922           10,504          15,264             6,526

-------------------
(1) Our pro forma results of operations give effect to the transactions whereby we obtained ownership of 100% of Sovam, 56.75% of Golden Telecom (Ukraine) and 95% of TCM as if they had occurred at the beginning of the three-month periods indicated, as opposed to their actual dates of February 1998, June 1998 and July 1998, respectively. These transactions allowed us to consolidate these ventures.

(2) EBITDA is earnings (loss) from operations before foreign currency gains (losses), interest, taxes, depreciation and amortization. In computing EBITDA, we have included our portion, based on our accounting policy for equity investees, of the earnings (loss) of our operations that we account for using the equity method of accounting. These equity method results exclude foreign currency gains (losses), interest, taxes and depreciation and amortization, which we include within our equity in (earnings) losses of ventures line item in our consolidated statements of operations. EBITDA is a measure of a company's performance commonly used in the telecommunications industry, but should not be construed as an alternative to net income
         (loss) determined in accordance with US GAAP as an indicator of operating performance or as an alternative to cash from operating activities determined in accordance with US GAAP as a measure of liquidity.

         Revenue declined sharply in the fourth quarter of 1998, beginning immediately after the August financial crisis. The areas principally affected include:

         o Our domestic long distance business, because TeleRoss was required to lower its rates significantly to remain competitive with Rostelecom, which continues to price in rubles and has not adjusted its rates to reflect the devaluation of the ruble;

         o New installations and connections, which have significantly decreased across all our businesses groups; and

         o Our Mobile Services division, because mobile telephony usage has declined significantly in Russia since the financial crisis.

         As a result of the financial crisis, we have implemented a number of measures to rationalize our operations. These measures include renegotiating settlement costs and reducing selling, general and administrative expenses, including headcount reductions. As a result of these measures, our cost of revenue of $9.3 million in the first quarter of 1999 was 23% lower than cost of revenue in the fourth quarter of 1998, resulting in an improvement of the gross margin to 61% of revenue from 53% of revenue. Furthermore, selling, general and administrative expenses fell by a similar proportion resulting in a significant overall improvement in cash flow from operations compared to the fourth quarter of 1998. We have also recently unified our management of TCM, TeleRoss and Sovam. We believe that we will derive operational benefits from the further integration of these consolidated companies and the changes in our operations and corporate structure.

YEAR 2000 COMPLIANCE

         The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Because of this programming convention, software, hardware or firmware may recognize a date using 00 as the year 1900 rather than the year 2000. Use of non-Year 2000 compliant programs could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, a temporary inability to process transactions and invoices or engage in similar normal business activities.

         Issues Posed by the Year 2000 Issue. We are exposed to the Year 2000 issue in a number of ways. Among other things, the Year 2000 issue might affect our: (1) computer hardware and software; (2) telecommunications equipment and other systems with embedded logic (among other things, this includes our fire detection, access control systems, heating, ventilation and air conditioning, and uninterruptible power supply); (3) operating partners and organizations upon which we are dependent; (4) local access connections, upon which we are dependent; and (5) supply chain.

         Our Year 2000 Compliance Program. We have initiated a Year 2000 compliance program to address the aforementioned risks which the Year 2000 issue poses and to avoid any material loss or impact to us or our customers due to these risks. The object of this Year 2000 compliance program is to ensure that neither the performance nor functionality of our operations are affected by dates, prior to, during and after 2000. The scope of the Year 2000 compliance program includes all of the business functions, locations and resources which are essential to us. The resources which are within the scope of the Year 2000 compliance program are, among other things, our computer systems, software, vendor supplied software, telecommunications equipment, third party telecommunications partners and other network service suppliers, environmental and building control systems, internal communication systems and other interfaces with third party services. As explained below, our efforts to assess our systems as well as non-system areas related to Year 2000 compliance involve (1) a wide-ranging assessment of the Year 2000 problems that may affect us, (2) the development of remedies to address the problems discovered in the assessment phase and (3) testing of the remedies.

         Assessment Phase. The assessment phase includes internal and third party review of potential risks associated with the availability, integrity and reliability of operational systems necessary to conduct business. During the assessment phase we have identified substantially all of our major hardware and software platforms, applications, telecommunications equipment and other non-IT resources that support the business functions. The assessment phase of the Year 2000 compliance program further identified the internal and external technical interfaces, third party business relationships and internally developed systems which might be materially impacted by Year 2000 issues. Our observations from the assessment phase during the third and fourth quarters of 1998 is that most of our telecommunications equipment and software has been purchased within the past three years and the majority is already compliant or can be made compliant with minor upgrades. We completed the assessment phase of our Year 2000 readiness in the fourth quarter of 1998.

         Remediation, Prevention and Testing Phases. Based on those resources identified in the assessment phase, we developed a detailed plan in the fourth quarter of 1998, that was followed by an upgrade, a remediation, a prevention and a testing phase in early 1999. We believe that billing and information systems used by our ventures outside Moscow, Kiev and St. Petersburg may not be fully Year 2000 compliant, and we are reviewing these and our other computer systems to prepare for the Year 2000 date change.

         Assessment of Third Party Compliance. We believe that the potential non-compliance of third parties on whom we rely in providing our services poses a significant threat to our operations in connection with the Year 2000 problem. Although we have independent generators that could sustain our central switches for a limited period of time, a failure of the Moscow, Kiev or St. Petersburg power network for an extended period of time may result in the temporary suspension of our services if we are unable to deliver power to these switches. Not all our systems in the regions have independent generators, and a failure of the local electric networks could cause our services in these regions to be suspended until power is restored. These factors are beyond our control, and we may not be able to identify alternative means of sustaining our services in time for the Year 2000 date change. Moreover, a significant part of our network, especially the access network, is leased from third parties that may not consider the Year 2000 issue as seriously as we would like them to do. Again, the failure of these local access networks could have a material adverse effect on our financial condition and results of operation.

         Our Worst Case Scenario. Our worst case scenario would include any of the following:

         o the failure of our telecommunications equipment, power providers and/or interfaces with other telecommunication vendors;

         o a loss of interconnect capacity from one or more major suppliers of transmission capacity; and

         o our inability to record, track or invoice billable minutes which could ultimately cause us to temporarily stop carrying traffic.

         These cases would create business interruption at some of our operations and would adversely affect our revenue. For example, the Moscow power authorities have publicly stated that they do not intend to address Year 2000 issues until problems arise. However, we have operations that are geographically diversified; therefore, it is not anticipated that the worst case scenario would affect all operations at the same time. Additionally, if power failures occur, we currently have diesel generators at certain of our major sites. Based on our assessment during the third and fourth quarters of 1998, we do not foresee a material loss due to these conditions. However, we cannot assure you that Year 2000 non-compliance by our systems or the systems of vendors, customers, partners or others will not have in a material adverse effect on our business, financial condition or results of operation.

         Contingency Plans. We are considering a contingency plan to address our worst case scenario; however, certain of the initiatives are subject to execution risk. This risk would include the ability to have access to diesel fuel or large generators should power failures occur, the ability to quickly replace telecommunications equipment and the ability to contract with alternative telecommunication and maintenance providers at reasonable terms. Moreover, we are further limited in resources in certain geographical regions due to the market volatility and weak economies in which we have business operations, which is discussed under "Risk Factors--Risks Associated With Doing Business in Russia and Other Countries of the Commonwealth of Independent States".

         Costs Related to the Year 2000 Issue. We have spent approximately $300,000 for our Year 2000 compliance through March 31, 1999, and expect to spend an additional $100,000 to $200,000 through the end of calendar year 1999. In addition, we expect to spend approximately $300,000 to replace identified telecommunications equipment and software. We do not expect that the costs of addressing our Year 2000 readiness will have a material effect on our financial condition or results of operations. However, we cannot assure you that Year 2000 non-compliance by our systems or the systems of vendors, customers, partners or others, especially state agencies on which we depend for our power supplies, will not result in a material adverse effect for us.

         Risks Related to the Year 2000 Issue. Although our efforts to be Year 2000 compliant are intended to minimize the adverse effects of the Year 2000 issue on our business and operations, the actual effects of the issue will not be known until 2000. Difficulties in implementing the remediation or prevention phases or failure by us to fully implement the planning or remediation phases or the failure of our major vendors, third party network service providers, and other material service providers and customers to adequately address their respective Year 2000 issues in a timely manner would have a material adverse effect on our business, results of operations, and financial condition. See "Risk Factors--Risks Associated with Our Business--The Year 2000 could disrupt our business and operations".

                                    BUSINESS

INTRODUCTION

         We are a leading facilities-based provider of integrated telecommunications services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg and other major population centers throughout Russia and other countries of the CIS. We offer our services through three business groups:

         o CLEC Services using our overlay networks in Moscow, Kiev and St. Petersburg;

         o Data and Long Distance Services using a fiber optic and satellite-based network, including more than 80 combined points of presence in Russia and other countries of the CIS; and

         o Mobile Services using cellular networks in Kiev, Vladivostok and thirteen other population centers throughout Russia.

         CLEC Services. In Moscow, Kiev and St. Petersburg, we operate facilities-based CLECs, which include our international gateways. We provide a range of services including local exchange and access services, international and domestic long distance services, managed bandwidth services, Internet access and the design and installation of corporate networks. We offer these services through our metropolitan area networks comprising over 1,000 kilometers of fiber optic rings that are integrated with our long distance network facilities and the incumbent networks in these cities. We provide CLEC services primarily through our operating companies Sovintel, TCM and Golden Telecom BTS.

         Data and Long Distance Services. In major population centers throughout Russia and other countries of the CIS, we offer traditional and high-speed data services, using X.25, frame relay and ATM technologies, and dedicated and dial-up Internet access. We offer these services through a fiber optic network leased from Rostelecom and our satellite-based long distance network. We provide data services primarily through our Sovam operating companies.

         In Russia, we offer international and long distance voice services. We offer these services primarily through our satellite-based long distance network. During 1998, the financial crisis following the devaluation in the ruble and the resulting increased level of competition forced us to lower our long distance tariffs. Our satellite-based long distance network is also used for the growing data services business despite the fact that revenues associated with our long distance services have significantly declined. We provide our long distance voice services primarily through the TeleRoss operating companies and ventures.

         Mobile Services. In Kiev, Vladivostok and thirteen other metropolitan areas of Russia we offer mobile telephony services. We provide mobile services with value added features such as voicemail, roaming and message services on a subscription and prepaid basis. We offer these services through our GSM-1800 network in Kiev, NMT-450 network in Vladivostok and AMPS-800 network in thirteen other population centers throughout Russia. Our mobile services are provided through our operating companies Golden Telecom GSM and the Vostok Mobile ventures, including PrimTelefone.

  The following table sets forth certain operating data related to our consolidated and unconsolidated ventures:

                                                                                                             AT AND FOR THE
                                                               AT AND FOR THE YEAR ENDED                      THREE MONTHS
                                                                       DECEMBER 31,                          ENDED  MARCH 31,
                                                      --------------------------------------------    ----------------------------
 OPERATING DATA                                            1996            1997            1998           1998            1999
----------------------------------------------        ------------    ------------    ------------    ------------    ------------
Points of Presence(1) ............................              37              49              78              59              84
Total Voice Minutes (millions)
   Local .........................................           133.0           269.1           340.4            92.3            71.2
   Domestic Long Distance ........................            15.8            57.1           101.6            22.4            21.0
   International Outgoing ........................            20.5            46.0            60.0            14.8            11.3
   Incoming ......................................            33.2            69.9            86.5            17.6            22.4
Dial-up Internet Access Subscribers(2) ...........           1,854           3,159           4,261           3,666           5,074
Total Active Cellular Subscribers (thousands) ....             9.8            20.4            25.5            22.9            28.0
Total Employees ..................................             856           1,116           1,439           1,321           1,409


--------------
(1) A point of presence is a physical place where a carrier has placed equipment, typically a router or a switch, to allow network access.

(2) These figures do not reflect the acquisition, completed in June 1999, of the Glasnet business, which has approximately 10,000 subscribers at March 31, 1999.

OVERVIEW OF RUSSIAN AND UKRAINIAN TELECOMMUNICATIONS MARKETS

         RUSSIA

         Until the early 1990s, the telecommunications network in the Soviet Union was inefficient, unreliable and underdeveloped relative to the networks in most developed countries. In the early 1990s, the Ministry of Communications, which had formerly controlled the Soviet telecommunications infrastructure, ceded operational control to 80 regional operators, including four independent city networks in Moscow, St. Petersburg and two other cities, and a single long distance and international carrier, Rostelecom. The local operators (which we refer to as the local telcos) provide local exchange services for customers within their regions, but they cannot provide domestic long distance or international services. Likewise, Rostelecom is prohibited from offering local exchange and local access services. Domestic long distance calls to and from areas outside the local telcos' service area, as well as international calls, are switched through Rostelecom, which interconnects with the local telcos to complete domestic long distance calls and with foreign carriers to complete international calls.

         In September 1995, the Russian government established Svyazinvest as a holding company for the state's telecommunications assets. Svyazinvest now holds the Russian government's interests in all the local telcos, as well as Rostelecom. In July 1997, a 25% plus one share interest in Svyazinvest was sold to a private consortium, Mustcom Limited, for approximately $1.9 billion. The Russian government intends to sell a further 25% minus two shares. Svyazinvest currently owns controlling voting interests in 84 local telcos, substantial equity interests in four other local telcos, including Moscow City Telephone Network (MGTS), and a voting majority interest in Rostelecom. There have been some recent press reports that Svyazinvest will merge with Rostelecom.

         Although it remains subject to certain restrictions, significant progress in privatization of the telecommunications industry in Russia has occurred. Under Russian law, state-owned enterprises within the telecommunications sector were subject to privatization but only pursuant to a decision of the Russian government in each individual case and with the state retaining a certain percentage of the stock of the privatized entity for three years, subject to extension for national security reasons. At present, virtually all of former state telecommunications enterprises have been privatized and, subject to the above restrictions, shares of the newly formed joint stock companies have been sold to the public. Also, a significant number of private operators provide a wide variety of telecommunications services pursuant to licenses issued by Goskomsvyaz, the successor agency to the Ministry of Communications.

         The disintegration of the Soviet Union and the collapse of the centrally planned economy reduced the funding available to the local telcos at a time when demand for telecommunications was increasing. The growth in the

Russian telecommunications industry since the early 1990s has been principally driven by businesses in Moscow requiring international and domestic long distance voice and data services and by mobile telephony users. The growth in Moscow has accelerated as multinational corporations have established a presence in the capital and Russian businesses have begun to expand. The formerly state-owned local telcos, however, which generally employed outdated, dilapidated infrastructure, could not support the requirements of high-volume consumers of sophisticated telecommunications services. As a result, the inadequacies of the existing legacy networks constructed during the Soviet era gradually became more apparent. Further, the proceeds received by the Russian government from the privatization of state telecommunications assets were not used for the infrastructure improvements required to meet increased demand. As a result, Goskomsvyaz began to issue licenses to domestic and foreign funded companies to encourage investment in the telecommunications infrastructure.

         The licensing structure adopted by Goskomsvyaz directly reflected the areas of the legacy networks in most urgent need of investment. Generally, voice and telephony licenses were issued to provide local access, local exchange, international and domestic long distance services as illustrated in the hierarchical diagram below.

                  [Diagram showing layered hierarchy]

         We are licensed through various companies to operate at each level of this hierarchy, and, as a consequence, we are able to offer an integrated service offering. Sovintel invests in and operates local access networks and an international gateway. TCM operates at the local and tandem exchange level, providing access to the public local access network through interconnection with the local and tandem exchanges and via transmission along its alternative overlay network interconnected with public exchanges. TeleRoss operates at the toll exchange level and offers domestic long distance services. Sovam's data services are not defined by the circuit switched voice hierarchy depicted above.

         The August 1998 Russian financial crisis severely restricted the profitability of the local telcos. This has severely restricted the local telcos' ability to make payments on liabilities denominated in foreign currencies and their ability to access new capital. The crisis has also had a negative effect on demand for telecommunications services and on the ability of our customers to make timely payments.

         UKRAINE

         The evolution of the telecommunications sector in Ukraine is similar to that in Russia. The infrastructure is outdated, the industry is inefficient and provides low quality services, and many tariffs are set as a result of political considerations.

         In contrast to Russia, there has been no privatization of government telecommunications organizations in Ukraine. The Ukrainian government has attempted to attract foreign investment by entering into joint ventures with foreign operators and by allowing private operators into the market. These new entrants generally provide services in the higher priced and rapidly growing service segments of the market.

         The State Committee of Communications is the regulatory body of the Ukrainian telecommunications industry. The Committee has responsibility for the management of state telecommunications holdings, licensing, and setting tariff regulations. Tariffs for line rentals, local calls and calls between and within regions are set at levels far below those which would prevail in a deregulated market. In addition, the regulator requires all telecommunications operators to invest in local loop development.

         Ukrtelecom, the Ukrainian incumbent public operator, is the main provider of telecommunications services in the country, followed by Utel and several other smaller providers. Ukrtelecom was formed in 1993 as a holding company for the state's telecommunications interests, including 24 regional local telcos, two municipal telecommunications operators, and the national transmission networks, along with broadcasting, research and satellite assets. Ukrtelecom currently provides local and domestic long distance services.

         Utel was formed in 1992 as a joint venture between AT&T, Deutsche Telekom, PTT Netherlands and Ukrtelekom. Utel became the country's sole international carrier with an effective monopoly over Ukraine's international traffic. In return for this concession, Utel was required to make infrastructure investments, primarily in digital switches, throughout Ukraine. Utel today provides domestic long distance and international services. In preparation for the privatization of Ukrtelekom, the government has stated its intention to buy out its foreign partners in Utel to further enhance the value of any future privatization offering. Although price negotiations are ongoing, the foreign partners have agreed in principle to sell their interests.

         Public switched voice telephony in Kiev is delivered through a layered hierarchy similar to that in Moscow. We use our own local access network with fiber optic and copper-based facilities to connect our local customers, and we also have direct interconnection with the Kiev city telephone network.

         For additional information regarding the matters discussed above, see "The Political, Legal and Economic Environments in Russia and Ukraine" and "Regulation".

         OUR POSITION IN THE RUSSIAN AND UKRAINIAN MARKETS

         Despite the August 1998 Russian financial crisis and the ensuing difficult business environment, we believe that we are well positioned to maintain and consolidate our strong presence in the business segment of the Russian and Ukrainian telecommunications markets for the following reasons:

         o        our early market entry;

         o        our focus on service, quality and reliability;

         o        our strong infrastructure position in Moscow;

         o        the local market experience of our partners;

         o        the extent and quality of our existing customer base; and

         o our extensive range of international, domestic and data telecommunications services.

BUSINESS STRATEGY

         Our objective is to be the leading alternative telecommunications service provider to the business market in Moscow, Kiev, St. Petersburg and select population centers throughout Russia and other countries of the CIS. To achieve this objective, we intend to:

o        Pursue Consolidation Opportunities

         The August 1998 Russian financial crisis has created significant consolidation opportunities. We intend to pursue those opportunities through acquisitions that allow us to improve and expand our service offerings and maintain operational control. We will target complementary opportunities that will enable us to achieve synergies and economies of scale.

o Increase Market Share by Offering Bundled Data and Voice Services Over an Integrated Network

         Corporate customers increasingly demand integrated telecommunications solutions from one-stop providers that are able to deliver a full service offering in the areas in which they operate. As a result, we plan to continue to develop and combine our businesses to create a unified service platform for local access, local exchange, domestic and international long distance, data and systems integration services.

o        Extend Leading Position in High Growth Data and Internet Markets

         We plan to build on our position as a leading provider of data communication services in Russia and other countries of the CIS by increasing the number of points of presence in our data network to facilitate the growing demand for our managed bandwidth services, using X.25, frame relay and ATM technologies. In addition, we plan to expand our dedicated and dial-up Internet access and connectivity, web hosting and other Internet service offerings by increasing our direct marketing efforts and through acquisitions.

o Reduce Operating Costs and Satisfy Capacity Needs through Network Planning and Build Out

         Our network strategy has been to build and own our local exchange and customer access networks. We have typically leased digital terrestrial channels to supply our regional connectivity, supplementing these channels with satellite circuits for redundancy and remote connectivity. We intend to construct or acquire fiber optic capacity along our heavy traffic and high cost routes to reduce our unit transmission costs and ensure sufficient capacity to meet the growing demand for Internet and data services.

o        Focus Operating Activities and Capital Investments in Major
         Metropolitan Areas

         We plan to deploy our capital investments primarily in Moscow, Kiev and St. Petersburg where demand for our services is most heavily concentrated. We also intend to consider opportunities to expand our operations in regional cities with sufficiently strong local economies, and where we believe potential exists to grow businesses which complement our current operations.

CORPORATE HISTORY AND ORGANIZATION

         HISTORY

         Golden Telecom, Inc., a wholly owned subsidiary of GTS, was incorporated in Delaware in June 1999 in preparation for the current offering. GTS was founded in 1983 as a not-for-profit company under the name San Francisco/Moscow Teleport, Inc. GTS was incorporated as a for-profit corporation in 1986 and reincorporated into Delaware in 1993. GTS was among the first foreign telecommunications operators in the former Soviet Union, where it began offering data links to the United States in 1986, international long distance services in 1992, local access to its networks in 1994 and cellular services in 1995. In most cases, GTS's Russian and CIS businesses have been built through the establishment of joint ventures with local and foreign partners, with GTS progressively increasing its ownership. In 1995, GTS began to expand its telecommunications operations, primarily within Western and Central Europe.

         Immediately before this offering, GTS intends to transfer its interests in its Russian and other CIS operations to Golden Telecom, Inc., which will then issue common stock in this initial public offering. The remainder of this section discusses our organizational structure as it will exist after the closing of this offering.

         ORGANIZATION

         Golden Telecom, Inc. is a holding company for the interests in our operating companies. We currently organize our operations into three business groups: CLEC Services, Data and Long Distance Services, and Mobile Services. Our Business Services Division, which comprises CLEC Services and Data and Long Distance Services, consists of Sovintel, Sovam Teleport, Sovam Teleport Ukraine, TCM, TeleRoss operating company and ventures and Golden Telecom BTS. Our Mobile Services Division consist of Golden Telecom GSM and the regional ventures owned by Vostok Mobile, including PrimTelefone.

                  [Insert organizational chart]

OWNERSHIP AND CONTROL OF OPERATING COMPANIES

         Sovintel. We own 50% of Sovintel, and Rostelecom, the national long distance carrier, owns the remaining 50%. Sovintel's control structure consists of the Meeting of Participants, the Board of Directors, the Executive Committee of the Board of Directors and the Executive Directorate. Certain business decisions, including the distribution of profits and losses, require the approval of both us and Rostelecom at a Meeting of Participants. Sovintel's annual budget and business plan are adopted by its Board of Directors. Under Sovintel's charter, each partner has the right to appoint three of the six members of its Board of Directors. Rostelecom has the right to propose a candidate for the position of the General Director, and we have the right to propose a candidate for the position of the First Deputy General Director, who together constitute the Executive Directorate. In addition, we have the right to propose a candidate for the position of Finance Director.

         The Board of Directors develops the annual budget and strategic business plans and recommends acquisitions and other significant corporate actions. Certain functions of the Board of Directors, including oversight of related party transactions are delegated to the Executive Committee, comprised of one representative from each partner. Major business decisions require joint approval of both members of the Executive Directorate. The Executive Directorate oversees the daily operations of the company and leads strategic planning initiatives to be presented to the Sovintel Board of Directors. Neither we nor Rostelecom are obligated to fund Sovintel's operations or capital expenditures. Losses and profits of Sovintel are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk.

         TCM. Before July 1998, we owned 52.6% of the holding company, GTS-Vox, that controls 95% of TCM. In July 1998, we acquired the remaining outstanding interests in GTS-Vox and now own 95% of TCM. The remaining 5% of TCM is owned by MTU-Inform, an affiliate of MGTS in Moscow. Losses and profits are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk. We have reached an agreement with MTU-Inform that provides for our acquisition of MTU-Inform's minority interest in TCM. We expect the acquisition to be completed during the third quarter of 1999.

         Sovam. Sovam Teleport is the subsidiary through which we conduct our data activities in Russia and other CIS countries except Ukraine. In February 1998, we acquired the ownership interest of our former partner, thereby making Sovam a wholly owned subsidiary. We operate our Ukrainian data services business through our 49%-owned affiliate, Sovam Teleport Ukraine. Our Ukrainian holding company recently executed a letter of intent to acquire an additional 8% of Sovam Teleport Ukraine from our Ukrainian partners.

         TeleRoss. Our TeleRoss business consists of the wholly owned TeleRoss operating company, thirteen regional joint ventures in which we hold 50% ownership interests, and one wholly owned regional venture. TeleRoss operating company holds the applicable operating licenses to offer pan-Russian domestic long distance services and thereby controls rates and tariffs, billing and collections for all fourteen regional ventures. In addition, TeleRoss directly controls the activities related to remotely located VSAT customers. TeleRoss participates in the management of the TeleRoss ventures under the terms of their applicable foundation agreements and charters. Under most of these charters, each partner has the right to appoint an equal number of members to each venture's board of directors. The board of directors is authorized to approve the annual operating budget, strategic business plans, and to declare dividends. The foundation agreements and charters do not have expiration dates. While we have significant influence within these ventures, decisions, including the decision to declare and pay dividends, are generally subject to our partners' approvals.

         Neither we nor our respective joint venture partners are obligated to fund operations or capital expenditures of the TeleRoss ventures. Losses and profits are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk.

         Golden Telecom (Ukraine). Our total economic interest in Golden Telecom (Ukraine), consisting of two business divisions, Golden Telecom BTS and Golden Telecom GSM, held directly and indirectly, is 56.75%. We own 75% of GTS Ukrainian TeleSystems which in turn owns 49% of Golden Telecom (Ukraine), and we have an additional 20% ownership interest in Golden Telecom (Ukraine) through two wholly-owned subsidiaries. Golden Telecom (Ukraine) is co-managed by us and our Ukrainian partners. These partners appoint the General Director and we appoint the Chief Financial Officer and a general manager for each of the business divisions. See "Risk Factors -- Risks Associated with Doing Business in Russia, Ukraine and Other Countries of the Commonwealth of Independent States -- More restrictive Russian and Ukrainian telecommunications policies could constrain our operations".

         Vostok Mobile. We own 100% of Vostok Mobile, a Netherlands registered holding company, which in turn owns between 50% and 100% of our regional cellular operators in Russia. In PrimTelefone, we have the right to appoint a deputy General Director and a Finance Director. In our other regional joint ventures, we typically exercise joint control with our partners through the Board of Directors. While we have significant influence within these ventures, a number of major decisions, including the decision to declare and pay dividends, generally require our partners' approvals.

         Neither we nor our respective joint venture partners are obligated to fund operations or capital expenditures of the Vostok Mobile joint ventures. Losses and profits are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk.

CUSTOMER BASE

         We compete primarily for high-volume business customers and carriers who require access to highly reliable and advanced telecommunications facilities to operate their business. Together, our top five customers accounted for approximately 41% of our total pro forma revenues in 1998. Our largest customer, Vimpelcom, together with its affiliate KB Impulse, accounted for approximately 28% of our total pro forma revenues in 1998. No other customer, except for Sovintel, which accounted for approximately 9% of our total pro forma revenues, accounted for over 5% of our total pro forma revenues in 1998. Our principal customer segments are:

         Corporate Network Customers. Corporate network customers are typically large multinational or Russian companies which require the full range of voice and data services in several cities across Russia and other countries of the CIS. While pricing is always a factor, this segment places more value on network coverage, reliability as defined by service level agreements, and ability to design, install and maintain local area and wide area networks. These customers are willing to make longer commitments to integrated one-stop providers in exchange for increased levels of service.

         Corporate End-Users. Corporate end-users are foreign and Russian enterprises with centralized operations, either in Moscow or in the regions. These corporate end-users also require a full range of voice and data services, but are more likely to purchase distinct services from separate suppliers based on price. We attempt to win business from corporate customers by providing superior technology, service levels and pricing.

         Fixed-Line Operators. Fixed-line operators are other telecommunications providers, including the Moscow overlay operators, alternative regional fixed-line operators and the local telcos. Price is the primary factor in their purchase decision, and although long-term contracts are rare, traffic volumes are large. Voice telephony is a commodity for the customers in this segment.

         Cellular Operators. Cellular operators are heavy consumers of our local exchange capacity in Moscow because each cellular customer requires a unique telephone number. In contrast, our corporate customers may require only one port, which can serve multiple end-users. Because of the scarcity of ports in Moscow, we can charge premium tariffs for access to the Moscow local exchange, which makes cellular operators important contributors to our revenues.

         Mass Market. We define the mass market as those customers who require calling cards or dial-up Internet access. This market segment is increasingly price sensitive, especially since the August 1998 financial crisis, but quality of service is also important, particularly in the Internet access business. In some select regions, we also offer cellular services to the high-end mass market, where price has also become a prime decision factor.

REVIEW OF OPERATING COMPANIES

         This section provides a more detailed review of our business on a company-by-company basis.

         SOVINTEL

         Sovintel is a CLEC that has constructed and operates a fully-digital overlay network in and around Moscow. Sovintel has a limited network in St. Petersburg that is interconnected to Sovintel's Moscow network to support new business customers and Sovintel's Moscow clients. Sovintel services over 50,000 telephone numbers for business customers and cellular providers. As of March 31, 1999, Sovintel had 311 employees.

         The following table sets forth certain operating data related to Sovintel's operations:


                                                                                                    AT AND FOR THE
                                                             AT AND FOR THE YEAR ENDED             THREE MONTHS ENDED
                                                                     DECEMBER 31,                       MARCH 31,
                                                      --------------------------------------    ------------------------
                                                         1996          1997          1998          1998          1999
                                                      ----------    ----------    ----------    ----------    ----------
International Outgoing Number of Minutes(1) ......        20,839        43,664        54,075        14,080         9,696
  Average Rate Per Minute ........................    $     1.55    $     1.12    $     0.96    $     0.96    $     0.89
Incoming Number of Minutes(1) ....................        24,306        43,626        25,925         7,321         5,153
  Average Rate Per Minute ........................    $     0.28    $     0.30    $     0.28    $     0.34    $     0.22
Domestic Long Distance Outgoing Number of
Minutes(1) .......................................        10,098        26,606        45,152        10,992         8,697
Average Rate Per Minute ..........................    $     0.65    $     0.52    $     0.44    $     0.46    $     0.38
Moscow (Local) Cellular Number of Minutes(1) .....        83,673       118,447        88,058        33,611        10,010
Average Rate Per Minute ..........................    $     0.08    $     0.08    $     0.08    $     0.08    $     0.08
Ports
  Number of Ports (cumulative) ...................        29,646        43,976        54,776        46,800        55,376
Number of Private Line Channels (cumulative)
  International ..................................            22            39            50            44            53
  Inter- and Intra-City ..........................           177           405           577           463           615
Equipment Sales (in thousands, approximate) ......    $    2,200    $    3,400    $    4,400    $    1,000    $      500


-------------
(1)       Minutes in thousands. Amounts include minutes among affiliates.

          Services and Customers

          Local Access Services. Local telephone services are provided through the interconnection of Sovintel's fiber optic ring with the switches of TCM, MTU-Inform and other CLECs that operate in Moscow. These switches provide access to local telephone services through interconnections with the local public telephone network and with the principal Moscow cellular providers.

          International and Domestic Long Distance Services. Sovintel provides domestic long distance service primarily through the TeleRoss long distance network as a preferred carrier, or through Rostelecom's network. Sovintel provides international service primarily through its international gateway, which transmits international traffic through dedicated channels leased from Rostelecom.

          When an international call is placed to one of Sovintel's customers which uses a number acquired from and serviced by the alternative local exchange providers, TCM or MTU-Inform, the calling party has the option of dialing through either the public city code (095) or Sovintel's exclusive city code (501). When a caller chooses to dial through the 501 code, the call is connected directly to Sovintel's dedicated network and can thereby avoid the frequently congested public international and domestic long distance networks. Sovintel receives a settlement from international carriers for calls routed through its 501 city code. International outbound switched voice traffic is routed by destination based on either anticipated return traffic from the foreign operator through Sovintel's 501 city code, or through least-cost routing. Sovintel attempts to direct international traffic through particular foreign operators so as to balance the settlements paid to and received from foreign operators. Thereafter, Sovintel directs all international outbound switched voice traffic in excess of that required to achieve the balance of the bilateral relationships to the lowest cost route.

          Data Services. Sovintel provides high-speed data services through interconnection with the Sovam data network and through its own Moscow city data network. These services include a private line service, an integrated voice and data ISDN connection, frame relay and ATM service. Private line channels, which are provided over dedicated leased lines, are principally used by customers with high-volume data traffic needs, such as large data providers.

          Equipment Sales. As part of its integrated service offering, Sovintel distributes equipment manufactured by Nortel Networks. Sovintel installs and maintains Nortel Meridian One products, Norstar key system, Mercator PBXs and the Magellan DPN and the Passport lines of data equipment. Sovintel's technicians have been trained to install, configure and maintain all the products that it sells to its customers. These services enable Sovintel to maintain close customer contact, helping Sovintel to market additional services and enhance customer retention.

          Sovintel's customers primarily consist of corporate network customers, corporate end-users, fixed-line operators and cellular operators.

          Marketing and Pricing

          Sales to customers are made through a direct sales force consisting of 20 account managers in Moscow and St. Petersburg, supervised by an expatriate commercial director. Each of these account managers targets specific customer groups and industry segments, and is supported by specialists in technical sales support, marketing, customer service and user training. Sovintel's sales and marketing personnel receive various financial incentives through a combination of salary, commissions, bonuses and benefits. Sovintel offers one of the broadest range of products among alternative providers, and frequently releases new products and enhancements to existing products in order to strengthen its market position. In addition, Sovintel trains its employees to provide customer service at a level which is comparable to that provided by Western telecommunications companies. As a result, we believe Sovintel has earned a reputation for providing high quality telecommunications services through an experienced and professional customer service staff.

          Sovintel prices its services at a premium to those offered by the national monopoly operator and competitively with other alternative service providers within the market. Sovintel offers customers volume discounts for exceeding certain defined revenue thresholds. Although Sovintel publishes standard tariffs, it does not require regulatory approval to change its tariffs.

          Competition

          Sovintel competes principally on the basis of price, network quality, customer service and range of services offered. While Sovintel has a leading position in the corporate market, it faces significant competition from other service providers, including:

         o Rostelecom, the Russian national international and domestic long distance carrier;

         o        Comstar, a joint venture between GPT Plessey and MGTS;

         o Combellga, a joint venture among Alcatel, Belgacom, Comincom and MGTS;

         o Global One, a joint venture between Central Telegraph and Global One;

         o        TelMos, a joint venture among MGTS, Rostelecom and AT&T;

         o MTU-Inform, a company formed by several individual entrepreneurs in partnership with MGTS;

         o Petersburg Telephone Network, the incumbent local operator in St. Petersburg; and

         o        Peterstar, an affiliate of PLD Telekom.

          All the companies listed above provide Internet solutions, and some also offer limited data transmission. Of Sovintel's competitors, Global One is a market leader in Moscow in the data services market. Numerous small and medium Internet service providers compete for the corporate end-user market.

          Several smaller operators also compete for niche markets in Moscow. These include Direct Net, for international voice and data, Corbina, a reseller, and Aerocom, a reseller and an operator of pay phones.

          TCM

          TCM is an integral part of our CLEC services in Moscow. Its infrastructure is integrated into MGTS's network at over 80 transit and local exchanges allowing it to deliver traffic within the local public network. TCM's network also interconnects directly with other fixed-line and cellular operators in Moscow and with Rostelecom. TCM has constructed 100,000 ports, each corresponding to a unique telephone number. It is currently constructing an additional 50,000 ports to be completed in the third quarter of 1999. As of March 31, 1999, TCM had 32 employees.

          Services and Customers

          Local Access and Operating Services. TCM provides carriers with telephone numbers, ports and interconnectivity to the Moscow city telephone network through its local gateway. Access to the Moscow city telephone network provides customers with a high quality network and a broad range of services. These services are complemented by additional value added services such as conference call facility, unified messaging and call-forwarding.

          TCM's customers primarily consist of cellular operators and fixed-line operators.

          Pricing

          There is currently a scarcity of ports in Moscow that are fully integrated into the public telephone network. As a result, TCM is able to charge a premium for its services. For each port, customers pay a one-time connection fee, a flat monthly fee and per minute charges based on usage. These usage charges are collected by the individual carriers and a portion of the charges are paid to TCM in accordance with settlement agreements. The settlement agreements typically have five-year terms.

          Competition

          TCM's main competitor is MTU-Inform, an MGTS affiliate that has been a 5% shareholder in TCM.

          SOVAM

          Sovam provides data transmission services, dedicated and dial-up Internet access, Internet on-line services and information services. They use leased capacity on satellite and land-based networks to provide these data services in 60 cities in Russia, 15 cities in Ukraine and 7 cities in Kazakstan, Azerbaijan, Georgia and Uzbekistan to create wide area networks. Through reciprocal cooperation agreements with other international operators, Sovam provides connectivity and delivery through its CIS-based network. As of March 31, 1999, Sovam had 151 employees.

          The following table sets forth certain operating data related to Sovam's operations:

                                                         AT AND FOR THE YEAR ENDED           AT AND FOR THE THREE MONTHS
                                                                DECEMBER 31,                       ENDED MARCH 31,
                                                 ----------------------------------------    ---------------------------
                                                    1996           1997           1998           1998           1999
                                                 ----------     ----------     ----------     ----------     ----------
DATA SERVICE
  Percentage of Total Sovam
     Revenue ................................            79%            81%            84%            79%            85%
  Number of Customers .......................         1,726          1,571          1,460          1,541          1,399
  Average Revenue Per Month Per
     Customer ...............................    $      446     $      728     $    1,095     $      940     $    1,223
  Number of Cities in Service ...............            25             30             54             34             58
EQUIPMENT AND HARDWARE SALES
  Percentage of Total Sovam
  Revenue ...................................            14%             8%             5%            10%             5%
DIAL-UP INTERNET ACCESS SERVICE .............
  Percentage of Total Sovam Revenue .........             7%            11%            11%            11%            10%
  Number of Subscribers(1) ..................         1,854          3,159          4,261          3,666          5,074
  Average Revenue Per Month Per
     Subscriber .............................    $       52     $       64     $       63     $       63     $       45


--------------
(1) In addition to the subscribers included above, Sovam frequently connects potential dial-up Internet access subscribers on a complimentary one-month trial basis. There were approximately 200 trial subscribers. These figures do not reflect the acquisition, completed in June 1999, of the Glasnet business which has approximately 10,000 subscribers as of March 31, 1999.

         Services and Customers

         Data Transmission Services. Sovam offers traditional and high-speed data communications services, using X.25, frame relay and ATM technologies, to business customers who require wide area networks to link computer networks in geographically dispersed offices. Its major customers are large multinational corporations, financial institutions and professional organizations. These customers require an integrated product offering, including network access and hardware and software solutions featuring installation, configuration and maintenance.

         Private Line Services. Sovam provides private line channels to customers who require high capacity and high quality domestic and international point-to-point connections. Private lines can be used for voice and data applications.

         Information Services. Sovam offers a variety of information services addressing the needs of professional markets. Today, these services address primarily the banking and financial industries with products such as S.W.I.F.T., Reuters, Bloomberg, MICEX (Moscow Interbank Currency Exchange) and in Ukraine Sovam carries airline reservations systems.

         Internet Services. Sovam serves the professional Internet market with dedicated access to Sovam's Internet backbone. Sovam also offers dial-up services, which consist of Russia-On-Line, a business we developed internally that targets the higher end of the market, and Glasnet, our recently acquired business that targets mass market consumers. Russia-On-Line is the first Russian-English language, online service for accessing the Internet through either dedicated private lines or dial-up servers. This service is distributed through its domestic long distance infrastructure, and provides customers with access to the Internet, as well as an array of proprietary Russian and English language information services, such as news and radio. As of March 31, 1999, Sovam had 5,074 Russia-On-Line customers, while Glasnet had approximately 10,000 subscribers.

         Voice over Data Services. Sovam initiated voice over frame relay services for private line customers that desire to reduce their long distance charges. Voice over frame relay involves "packetizing" voice calls using frame relay, a data transmission protocol, and transporting the voice call over our data network to be "de-packetized" at the terminating end. The call is finally terminated through normal circuit switching. Packet switching offers greater cost efficiencies over circuit switching, and offers Sovam an opportunity to leverage its data network investment across a greater number of services and geographic areas.

         Equipment Sales. As part of its integrated service offering, Sovam distributes, installs, configures and maintains the equipment and software necessary to support the data requirements of its customers.

         Sovam's data customers primarily consist of corporate network and corporate end-user customers. Sovam also provides dial-up access to mass-market consumers and dedicated access to corporate end-users.

         Marketing and Pricing

         Sovam has a dedicated sales force in Moscow, Kiev and St. Petersburg, consisting of approximately 20 account managers who have comparable financial incentives to the sales account managers of Sovintel. In addition to direct sales, Sovam's Internet access packages are distributed in Moscow through large retailers. In the regions, TeleRoss and its venture partners market the Sovam data product portfolio which helps build cooperation with our local joint venture partners, who do not have the capability to offer a comparable range of data services, and increase the customer base of Sovam and TeleRoss.

         Sovam prices data services on a two-tier structure with high volume users generally negotiating a monthly flat-rate fee and lower volume users paying a volume-based fee. Dial-up and dedicated Internet access customers pay a fixed monthly access charge plus an additional volume-based fee in an increasingly competitive market.

         Competition

         Global One and Rostelecom are Sovam's primary competitors in the data services market. DEMOS and Relcom are Sovam's primary competitors in the Internet service provider market.

         TELEROSS

         TeleRoss operates a pan-Russian, satellite-based, domestic long distance network and, in cooperation with fourteen regional joint ventures, is a provider of local access, international and domestic long distance services in the cities where the joint ventures are located. The satellite-based network is comprised of regional earth stations and very small aperture terminals, or VSATs, supporting our long distances activities. Joint venture partners provide local access in the cities where TeleRoss operates. As of March 31, 1999, TeleRoss had 199 employees.

         The following table sets forth certain operating data related to TeleRoss's operations:

                                                                                          AT AND FOR THE
                                                  AT AND FOR THE YEAR ENDED             THREE MONTHS ENDED
                                                         DECEMBER 31,                       MARCH 31,
                                            --------------------------------------    ------------------------
                                               1996          1997          1998          1998          1999
                                            ----------    ----------    ----------    ----------    ----------
Domestic Minutes(1) ....................         4,035        23,233        40,332         9,599         9,132
Average Rate Per Domestic Minute .......    $     0.99    $     0.63    $     0.46    $     0.53    $     0.18
International Minutes(1) ...............           272           744           982           242           182
Average Rate Per International
   Minute ..............................    $     2.76    $     2.47    $     1.87    $     2.22    $     0.86
Number of Cities Served(2) .............            13            14            15            15            15
Private Lines
  Number of Dedicated Channels .........            33            60           112            70           117
  Average Price Per Channel ............    $    4,553    $    4,140    $    2,599    $    3,428    $    1,349
VSAT Services
  Number of VSATs ......................            12            24            18            25            19
  Average Revenue Per VSAT Per Month ...            --    $    8,324    $   13,393    $   14,210    $    7,965

---------
(1)      Minutes in thousands.
(2)      Includes connection to Moscow.


         Services and Customers

         Public Switched Voice Telephony Services. TeleRoss provides switched voice services to its customers through local city switches connected to its earth stations and leased intercity fiber optic lines. When a customer in one of its fourteen TeleRoss regions makes a domestic long distance or an international call, it is typically transmitted to its Moscow hub by satellite. The call is then connected to the customer's destination through a land-based line that it operates, through the Rostelecom network, or, for international calls, through our Sovintel international gateway. Telecommunications operators also rely on TeleRoss ventures to provide data and voice transmission.

         VSAT Services. TeleRoss offers VSAT service to its customers located in remote areas that cannot be physically connected to our regional long distance switches, as well as to large infrastructure projects in need of sophisticated and reliable communications systems. The VSAT service connects these customers directly to TeleRoss's Moscow based hub through a VSAT antenna installed at the customer's location using TeleRoss's satellite transmission facilities.

         TeleRoss's customers primarily consist of corporate network customers, corporate end-users, fixed-line operators and cellular operators.

         Marketing and Pricing

         TeleRoss's regional ventures typically employ a direct sales force to market to corporate end-users. This sales force consists of approximately 45 sales and account managers. In addition, a team of three regional sales managers are responsible for supporting the regional sales force and maintaining relations with its regional partners. TeleRoss has introduced sales incentive plans to the regional ventures but depends on these ventures to implement these plans.

         TeleRoss's regional ventures are increasingly driven by their corporate network customers, who require uniform solutions for their wide area networks. While pricing remains a factor, this customer segment places more value on network coverage, reliability and ability to design, install and maintain local area and wide area networks. These customers often require integrated solutions, including data services to connect different offices. Local telcos often cannot provide the required solutions, and TeleRoss can adjust its prices to reflect the integrated services that it provides.



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

         Competition

         Rostelecom and Global One are the principal competitors to TeleRoss. Rostelecom provides similar services in all regions where TeleRoss operates. Global One provides integrated voice and data services in a limited number of regions.

         GOLDEN TELECOM (UKRAINE)

         Golden Telecom (Ukraine) has two operating divisions: CLEC Services, which operates under the name Golden Telecom BTS, and Mobile Services, which operates under the name Golden Telecom GSM. Golden Telecom (Ukraine) has an agreement with the local telco in Kiev under which the local telco has allocated 100,000 local numbers to Golden Telecom (Ukraine). These numbers are integrated into the local public telephone network and are allocated in exchange for certain contributions provided by Golden Telecom (Ukraine) to upgrade the local infrastructure. Both divisions of Golden Telecom (Ukraine) provide this numbering capacity to their customers in accordance with their respective needs. As of March 31, 1999, Golden Telecom (Ukraine) had 172 employees.

         GOLDEN TELECOM BTS

         Golden Telecom BTS, our Kiev-based CLEC, has constructed a 123 kilometer fiber optic network that is interconnected to the local public telephone network in Kiev and to our international gateway. As of March 31, 1999, Golden Telecom BTS serviced over 1,800 telephone numbers for business customers.

         The following table shows certain operating data with respect to Golden Telecom BTS, which commenced service during 1997:

                                                   AT AND FOR THE YEAR ENDED            AT AND FOR THE THREE
                                                          DECEMBER 31,                 MONTHS ENDED MARCH 31,
                                            --------------------------------------    ------------------------
                                               1996          1997          1998          1998          1999
                                            ----------    ----------    ----------    ----------    ----------
International
        Number of Minutes(1) ...........            --           927         2,710           518           766
        Average Rate Per Minute ........            --    $     1.63    $     1.50    $     1.59    $     1.24
Domestic Long Distance
        Number of Minutes(1) ...........            --           648         3,280           458         1,140
        Average Rate Per  Minute .......            --    $     0.12    $     0.11    $     0.13    $     0.12
Local Service
        Number of Minutes(1) ...........            --         3,333        14,323         2,324         5,055
        Average Rate Per Minute ........            --    $     0.02    $     0.01    $     0.01    $     0.01

Number of Ports in Use .................            --           751         1,703         1,092         1,867


--------------
(1)      Minutes in thousands.

         Services and Customers

         Local Access Services. Local access services are provided through the connection of customers to Golden Telecom BTS's fiber network which interconnects to the local public telephone network in Kiev.

         International and Domestic Long Distance Services. Golden Telecom BTS terminates incoming traffic from foreign operators destined for Kiev and Odessa through its gateway switch in Kiev. Traffic destined for cities other than Kiev and Odessa is routed through the national carrier. Outgoing international traffic is routed to other international operators according to least-cost routing.

         Golden Telecom BTS offers domestic long distance services throughout Ukraine through interconnection with Utel. However, it recently acquired an intercity operator's license allowing it to offer domestic long distance services directly. Golden Telecom BTS is considering the development of a network with direct interconnection with local operators in five principal population centers in Ukraine outside Kiev. Domestic long distances services from Kiev to Odessa are currently provided through infrastructure leased from the national long distance carrier, Ukrtelecom, and the Odessa local telco.

         Data Services. Golden Telecom BTS provides a private line service, an integrated voice and data ISDN connection, frame relay and ATM service. Private line channels, which are provided over dedicated leased lines, are principally used by customers with high-volume data traffic needs, such as large data providers.

         Golden Telecom BTS's customers primarily consist of corporate network customers, corporate end-users, fixed-line operators and cellular operators.

         Marketing and Pricing

         Golden Telecom BTS positions itself as a premium service provider to businesses, emphasizing the quality and reliability of its services. Sales to our customers are made through a direct sales force consisting of eight account managers in Kiev. Our direct sales force employees are incentivized through salary, commission and bonuses.

         Although Golden Telecom BTS prices switched voice services at a premium to Ukrtelecom and other lower priced providers, it makes use of a lower billing increment, volume discounts and agency fees to compete for corporate network and corporate end-user customers. As a carrier for other telecommunications operators, however, Golden Telecom BTS adopts a more aggressive pricing structure than the incumbent operators in order to attract cellular and smaller PSTN operators.

         Competition

         In Kiev, Golden Telecom BTS competes with Ukrtelekom, the incumbent operator, and Utel, which handles mostly long distance and international traffic. Golden Telecom BTS believes that because of its early market entry and its ability to provide both international, domestic and local access, it has a leading position in the high end segments of the corporate market.

         In Ukraine, the fixed-line operators market is dominated by Utel, although Golden Telecom BTS is seeking to increase its share of this market, especially by carrying international outgoing traffic from independent telecommunications operators, including cellular companies.

         GOLDEN TELECOM GSM

         Golden Telecom GSM operates a cellular network using GSM-1800 cellular technology in the city and the region of Kiev, where its network covers an area with a population of approximately 2.7 million people. Golden Telecom GSM began cellular operations in accordance with a license which allowed it to offer services in Kiev and the Kiev region. Golden Telecom GSM recently acquired a national GSM-1800 license. Golden Telecom GSM is exploring the possibility of expanding its operations in other major cities in Ukraine in accordance with the terms of this license.

         Services and Customers

         Mobile Services. Golden Telecom GSM provides two types of mobile services to its clients: a basic service for clients who utilize prepaid calling cards and an expanded service for subscription clients, including international access and value added services such as voicemail, call forwarding, and conferencing. International roaming services to over 40 countries are available to customers who subscribe to the expanded service offering.

         Golden Telecom GSM's customers consist of a broad spectrum of private and corporate users representing the high end mass market and business customer segments.

         Marketing and Pricing

         Golden Telecom GSM's network uses the widest frequency bandwidth of all cellular operators in Kiev, allowing it to deploy a high quality network throughout the city and thus markets itself as a quality service provider. Due to the highly competitive nature of the cellular market in Kiev, Golden Telecom GSM focuses on providing a flexible and competitive tariff structure at a slight premium to other operators reflecting the high quality of its service. Golden Telecom GSM targets two markets for its services. The subscription service is marketed as a high quality service to private and business users providing clients with flexible tariff plans and a variety of value-added services. The prepaid package is targeted at younger, entry-level users, offering them mobile services without fixed contracts or monthly fees and with control over their expenditures. Golden Telecom GSM makes wide use of advertising and brand promotions in order to maintain its core customer base.

         Competition

         The Ukrainian cellular market is very competitive. Ukrainian Mobile Communications (UMC), Kyivstar GSM (Kyivstar) and URS operate GSM-900 networks in Kiev. UMC and Kyivstar offer roaming services in major cities within Ukraine, including Kiev. UMC also operates a NMT-450 network throughout Ukraine. DCC operates an AMPS- 800 network in Kiev and other regions in Ukraine.

         VOSTOK MOBILE

         Vostok Mobile is a holding company through which we operate thirteen ventures that have deployed cellular networks based on AMPS-800 technology primarily in Western Russia. Vostok Mobile also holds our interest in PrimTelefone, a venture that has deployed a cellular network based on NMT-450 technology in Vladivostok and the Primorski region. As of March 31, 1999, Vostok Mobile had 509 employees.

         Services and Customers

         Vostok Mobile ventures offer basic mobile telephony services and value added enhanced services such as voice mail and call forwarding.

         Customers of the Vostok Mobile ventures consist of high income individuals and corporate end users.

         Marketing and Pricing

         In the regions operating in the AMPS-800 standard, Vostok Mobile's marketing efforts have focused on the branding of its trade name, Unicel, which is marketed and promoted at the local level by the joint ventures. By promoting the Unicel trade name, local ventures can emphasize their relationship with the other Unicel joint ventures, allowing customers to view these ventures as integrated parts of a larger cellular organization. Each venture employs a commercial director who is responsible for sales and marketing and oversees a sales force of between two and four individuals.

         The AMPS-800 ventures generally offer at least two tariff plans, a standard tariff plan and a premium tariff plan. The standard tariff plan typically provides for a monthly fixed fee, a small amount of a free airtime and a per minute fee. The premium tariff plan typically provides for a monthly fixed fee, a larger amount of free airtime and a discounted per minute fee. Most plans price late night and weekend calls at off-peak rates.

         PrimTelefone markets itself under its company name as the leading operator in Vladivostok and the Primorski region. To complement its mobile services offering, PrimTelefone offers prepaid or payment cards and domestic roaming in cooperation with other operators using the NMT-450 standard. PrimTelefone offers several tariff plans, including the business premium, corporate, standard and economy plans.

         Competition

         Vostok Mobile is experiencing increased competition in the regional cellular market and expects this competition to intensify. Each region in which the cellular joint ventures operate has the potential for at least five licensed operators, including one operator for each of the AMPS, NMT and GSM cellular standards and two operators in the DCS cellular standard. Although not all the licensed entities have started operations, each of our mobile ventures face competition from at least one active operator, including Sotel, a loosely affiliated group of operators in the federal NMT standard, Vimpelcom which operates networks of various standards in numerous regions and Russian Telephone Development Company (RTDC) which owns interests in cellular ventures throughout Russia.

         Mobile Services Operating Data

         The following table sets forth operating data for our Mobile Services business group (Golden Telecom GSM and Vostok Mobile):

                                                                           NUMBER OF       AVERAGE REVENUE PER
                                       ECONOMIC,                            ACTIVE        ACTIVE SUBSCRIBER FOR
                                       BENEFICIAL                       SUBSCRIBERS AT      THE QUARTER ENDED
          OPERATING COMPANY           INTEREST(1)     CITY              MARCH 31, 1999        MARCH 31, 1999
          -----------------           -----------     ----              --------------        --------------
RUSSIA
  Arkhangelsk Mobile Network.......      50.0%      Arkhangelsk                  845                 $150
  Astrakhan Mobile.................      50.0%      Astrakhan                  1,224                  167
  Altaisvyaz(2)....................      50.0%      Barnaul                      492                  288
  Chuvashia Mobile.................      70.0%      Cheboksary                   626                  147
  Lipetsk Mobile...................      70.0%      Lipetsk                      699                  146
  Murmansk Mobile Network..........      50.0%      Murmansk                   1,021                  212
  Penza Mobile.....................      60.0%      Penza                        479                  150
  Saratov Mobile...................      50.0%      Saratov                    1,400                  186
  Parma Mobile.....................      50.0%      Syktyvkar                    441                  206
  Volgograd Mobile.................      50.0%      Volgograd                  1,633                  280
  Votec Mobile.....................      50.0%      Voronezh                   2,002                  169
  Mar Mobile.......................      50.0%      Yoshkar-ola                  388                  159
  Novotel(3).......................     100.0%      Novgorod                     258                  147
  PrimTelefone.....................      50.0%      Vladivostok(4)             3,711                  399
UKRAINE
  Golden Telecom GSM...............     56.75%      Kiev                      12,810                  341
                                                                              ------                -----
          Total Average............                                           28,029                  274
                                                                              ======                =====

--------------
(1)      Represents our indirect economic beneficial interest in each entity.
(2) Joint venture acquired in October 1997; cellular operations commenced in February 1998.
(3)      Acquired in March 1998 and started basic commercial service in April
         1998.
(4)      Includes Vladivostok and other cities in the Primorsky region.

VOICE AND DATA NETWORK FACILITIES

         Our telecommunication networks reflect the licensing regime adopted by the Ministry of Communications and its successor agencies and consist of technologically advanced systems designed for businesses and other high usage customers. We own the electronic hardware and software elements of the network, including transmission equipment, and depending upon economic and strategic criteria, we own or lease the network transport elements.

         METROPOLITAN AREA NETWORKS

         In Moscow, Kiev and St. Petersburg, we own and operate our metropolitan area networks (MANs). In Moscow, we own a MAN consisting of several different elements including local access lines and PBXs, local exchange switches, local numbering capacity, fiber optic transmission rings and a fiber optic backbone. Our facilities in Moscow are fully integrated with our domestic and international networks, as well as with the networks of Rostelecom and the Moscow city public telephone network. The elements of this Moscow MAN include the following facilities:

         o Access lines supporting approximately 55,000 local access numbers connecting approximately 2,500 buildings to more than 400 private branch exchanges (PBXs). These PBXs are often located on customer premises, to distribute advanced telephony services in those premises to the end-users. These PBXs function as switches that permit users to receive incoming calls, to dial any other telephones on the premises that are connected to the PBX, to access a line leading to another PBX or to access an outside line to the public switched telephone network;

         o A network of 16 hub PBXs connected to the fiber optic network, complemented by a Nortel DMS 100E local switch with advanced functionality. These hub PBXs act as traffic aggregators for our 400 PBXs;

         o Fiber optic Synchronous Digital Hierarchy (SDH) rings of over 750 kilometers that carry our traffic between our network elements. This network connects us to major office buildings, hotels, business centers, and factories and is co-located with 22 central offices of MGTS, where we have access to copper wire facilities. The copper wire facilities are used in circumstances where a customer's requirements do not justify the immediate investment in fiber optic facilities;

         o A Nokia DX200 local and tandem switch, with 100,000 operational local numbers and an additional 50,000 local numbers under construction, is interconnected to the local public switched telephone network via the backbone fiber optic network; and

         o A fiber optic backbone network based on SDH technology, consisting of approximately 142 kilometers of fiber optic cable in service with approximately 450 kilometers under construction, which interfaces with the 64 local/tandem switches of the Moscow public telephone network to provide interconnectivity between the Nokia DX200 tandem switch and the Moscow public telephone network.

         We provide local access for our data service offering in Moscow using the same intracity transport and customer access network as described above. This network is complemented by access lines leased from other Moscow-based operators that possess their own local access networks in cases where our data customers are not otherwise on our network. In these circumstances, involving approximately half of our Moscow data customers, we lease local access from MGTS, Combellga, Macomnet, Golden Line and other competitors. Thus, our customers for data services may use the same local access as provided by their voice service providers.

         The St. Petersburg network consists of two hub PBXs interconnected to the St. Petersburg public telephone network through PTS, with capacity for 2,000 local numbers, and twenty PBXs that are installed on customer premises and within business centers. We have already constructed approximately 45 kilometers of fiber optic cable in and around St. Petersburg, which is used to connect office buildings and business centers to our network. We plan to construct an additional 60 kilometers of fiber optic cable in St. Petersburg in 1999 extending service to the rapidly developing industrial complex located outside the city center.

         In Ukraine, we provide local exchange carrier services through our MAN in Kiev. Golden Telecom BTS provides last mile connections (both copper and fiber optic) from three large PBX switches acting as central offices in the city and a large quantity of smaller PBXs. In Kiev, we have constructed a 123-kilometer fiber optic ring consisting of a main loop and two sub-rings. We plan to extend the total fiber optic network to serve additional customers. We have also constructed a data network consisting of seven data switches.

         We offer combined voice and data services with access to the local PSTN in 14 different major metropolitan areas in Russia. Depending on the region, we have between 100 to 500 local lines in service, for a total combined capacity of approximately 4,000 lines. Last mile access to the customers is usually provided through leased copper or fiber optic lines.

         We employ dial-up Internet access servers using approximately 750 dial-up lines in 35 cities in Russia and Ukraine, allowing our customers to get Internet access through a local call. This dial up roaming service is also available in over 80 countries through the international data-roaming entity, GRIC dial. Through these dial-up access servers, we offer local roaming for Internet access, whereby an Internet customer normally residing in Moscow may travel to other regions in Russia and internationally, call a local access number, and access the Internet. This service may further expand with the development of our network.

         INTERNATIONAL NETWORKS

         We provide international switched voice services in Russia using leased transmission capacity we obtain from Rostelecom within Russia, and international carriers beyond the Russian borders. Similarly, in Ukraine, we lease capacity from Ukrtelekom, for domestic segments and international operators for international segments. We operate two international gateway switches, one switch (Sovintel's Nortel DMS 300) is located in Moscow, and the other international gateway switch (Golden Telecom (Ukraine)'s Siemens EWSD) is in Kiev. These international gateway switches carry our international switched voice traffic to international operators with which we have interconnect and settlement agreements.

         We use Nortel ATM Passport technology for our core data network to provide certain international private line circuits (IPLC) and international data transmission services, such as X.25, ATM and frame relay and Cisco routers for Internet access. We lease the domestic fiber optic capacity necessary to implement these service offerings from Rostelecom, Ukrtelekom, Rascom and Sonera. International segments of these offerings are provided in co-operation with international operators such as Cable & Wireless, AT&T and Unisource. In Ukraine, international outgoing and incoming traffic is similarly routed via fiber optic cable to GTS Wholesale Services, Cable & Wireless, Sovintel in Moscow and several other international operators. In addition to our terrestrial network, we also use our satellite network to offer the same services between Moscow and other major CIS cities such as Almaty, Tashkent, Tbilisi and Baku.

         DOMESTIC LONG DISTANCE NETWORKS

         We have developed a land-based regional network to provide domestic long distance and data services in Russia. Our land-based domestic long distance network consists primarily of fiber optic capacity leased from Rostelecom. We use this land-based network primarily to serve our regional data and Internet businesses. This network currently accesses more than 80 different points of presence across Russia and in certain large CIS cities. We may further develop our land-based network to meet the demands of our customers, especially data users.

         We also lease capacity on a satellite transponder (72 MHZ) from Intelsat. We recently signed a five-year lease for this capacity, which expires in March 2004. The coverage area of this satellite, or "footprint", includes the full territory of Russia and other countries of the CIS. Using this leased satellite transponder, we serve fourteen Regional Earth Stations and 26 VSAT stations across the country. A VSAT is a relatively small satellite antenna, typically 1.5 to 5 meters in diameter, used primarily for satellite-based point-to-point applications. These RESs and VSATs interconnect with our central hub in Moscow and with local facilities in the areas where the RESs and VSATs are located. Our central hub in Moscow interconnects with our Moscow-based international, domestic long distance and local facilities.

         We have developed the land-based technology in parallel with the satellite network for a number of reasons, including the following:

         o Fiber transmission is more suitable for data applications than satellite transmission because of fewer transmission delays;

         o High entry cost for VSAT technology for customers with limited capacity requirements; and

         o Because there is no "public data network", we need to establish land-based points of presence in each location where data services are required.

         We are implementing a strategy to integrate the land-based and satellite networks and to integrate the different technologies integral to each, thereby developing a single, multi-purpose network. The technologies required to carry voice over packet networks (such as voice over frame relay, voice over Internet Protocol and voice over ATM) have become available and allow for such network integration. This integration may benefit us in different ways:

         o Creates a possibility to carry voice "on net" between multiple locations. This application was not possible with a satellite-only network, because the time delays in consecutive satellite "hops" are impractical for efficient communications;

         o Creates a possibility to terminate traffic in significantly more points of presence. Points of presence established originally for data services may be extended to carry voice over an interface to a local voice operator, allowing us to extend our carrier's carrier services;

         o Improves network resilience both for voice and data networks through the optimal combination of land-based fiber and satellite transport capacity; and

         o Enables us to operate an integrated network over which could offer voice, data and Internet services.

         We have already upgraded five points of presence to carry packet switched voice, and we intend to upgrade other points of presence.

         CELLULAR NETWORK

         Our cellular operations are each comprised of a mobile switching center and a network of radio base stations providing coverage to each licensed region. In most cases, base stations are interconnected via microwave transmission facilities although some are connected to their associated mobile switching centers with fiber optic or copper facilities. Our most extensive cellular networks have been deployed in Kiev and the Primorski region of the Russian Far East.

         Golden Telecom (Ukraine) operates a GSM-1800 network in Kiev and the immediately surrounding areas with an MSC and 55 base stations. The network also includes various value added service platforms offering voicemail, short message service, and prepaid cellular administration. This network provides full coverage of the city and international airport Borispol.

         PrimTelefone operates a NMT-450 network in Vladivostok and six other cities in the Primorski region, including the road between Vladivostok and the regional airport. Nine base stations are deployed in the Vladivostok metropolitan area and fourteen base stations cover other cities in the Primorski region.

         The following map shows the location of our networks throughout Russia and Ukraine:

                  [Network map]

EMPLOYEES

         On March 31, 1999, we, our consolidated subsidiaries and our joint ventures employed a total of 1,409 full-time employees. This included 356 employees dedicated to customer relations, sales and marketing, 431 employees dedicated to technical services, and 280 employees dedicated to company finances. We do not have any collective bargaining agreements with our employees, and we believe that our relations with our employees are generally good. We believe our future success will depend on our continued ability to attract and retain highly skilled and qualified employees.

PROPERTIES

         We possess the right to occupy and utilize four floors of a building in eastern Moscow which serve as the principal office for TCM, Sovam and TeleRoss and which houses our representative office. Three of our cellular joint ventures own small premises which serve as their main offices. We lease various buildings and space in buildings throughout the CIS that we use for our four offices. Besides this office space, our principal facilities consist of telecommunications installations, including switches of various sizes, cables and VSAT and other transmission devices located throughout the CIS. We believe that our facilities are adequate for our present needs.

LITIGATION

         We are occasionally involved in routine litigation concerning various matters. However, we do not currently consider any of this litigation to be material in the aggregate.

      THE POLITICAL, LEGAL AND ECONOMIC ENVIRONMENTS IN RUSSIA AND UKRAINE

         RUSSIA

         Political Environment. Since the dissolution of the Soviet Union in December 1991, Russia has been in the process of a substantial political transformation. The Russian Constitution, ratified in 1993, establishes a three branch governing system that replaced the Communist dominated Soviet system. The three branch system consists of a powerful executive branch led by the President, a bicameral legislative branch with an upper assembly (Federation Council) and a lower assembly (Duma), and a judicial branch. Boris Yeltsin was elected to a second term as President in July 1994, and his term will end in June 2000. In recent years, Yeltsin has lost popular support on account of political and economic dislocations, disaffection with economic reform, institutionalized corruption and his erratic stewardship of the country.

         Prime Minister Stepashin was appointed by President Yeltsin and confirmed by the Duma in May 1999. Prior to his appointment as Prime Minister, Stepashin served as the head of the USSR Federal Security Agency and Russian Federal Counter-Intelligence Agency, the Minister of Justice and the Minister of the Interior. Prime Minister Stepashin has stated that he intends to follow his predecessors' policies, but with a renewed effort to improve the economy, including measures to revive domestic production and reform the economy, create better living conditions and restore Russia's international stature.

         Prime Minister Stepashin's predecessor was Yevgeny Primakov, a career academic who later joined the USSR and Russian government as the head of the Committee for State Security (KGB) and its successor agency and still later as the Russian Minister of Foreign Affairs. Prior to his dismissal in May 1999, Prime Minister Primakov followed a mixed economic policy, recommending lower value-added and profit taxes, greater government intervention in the economy, and deficit spending. Primakov was credited with stabilizing Russia's political and economic situation after the August 1998 financial crisis and for lobbying the Russian legislature to adopt stricter currency controls and oil and gas production sharing legislation. Prime Minister Primakov also advocated increased foreign direct investment in the Russian economy and initiated a well-publicized campaign against institutionalized corruption in the state bureaucracy.

         The political and economic changes in Russia over the last eight years have resulted in significant dislocations of authority. As a result of the frequent turnover at the federal government level, the continuing absence of an effective central government, and direct elections at the local level, certain regions of Russia are exercising more independence in both political and economic policies. Significant organized criminal elements have taken advantage of these dislocations. High levels of corruption exist among government officials and among commercial enterprises in which the state has an ownership interest. For a description of the political risks that our operations in Russia and other countries of the CIS face, see "Risk Factors -- Risks Associated with Doing Business in Russia, Ukraine and Other Countries of the Commonwealth of Independent States".

         With the frequent changes of government in Russia and other countries of the CIS, government policies are subject to rapid and potentially radical change. Duma elections are scheduled for December 1999 and presidential elections are slated for June 2000. As these dates approach, the political situation may become increasingly unstable. In the event that an increased number of ultra nationalistic, anti-western or Communist lawmakers are chosen by the electorate, it is possible that some of the political reforms initiated during the last eight years could be reversed. The likelihood of this prospect has increased as a result of the widespread displeasure over NATO's military campaign in Serbia and the United States' leading role in this effort.

         Russia and Serbia have traditionally maintained close ties. The recently concluded NATO bombing campaign in Serbia gave rise to nationalistic sentiment in Russia, including protest demonstrations at the US Embassy in Moscow. Events in Serbia or Kosovo may give rise to increased Russian nationalism, which could impact Duma elections to be held in December 1999, attitudes towards Western foreign direct investment or business usage of Western suppliers such as ourselves.

         Legal Environment. Since the dissolution of the Soviet Union in December 1991, President Yeltsin and the Duma have been enacting piecemeal legislation in an attempt to develop a legal framework to guide the transition from a centralized command economy to a more market-oriented economy. While a rudimentary legal framework has partially developed, legislation is often inconsistent, contradictory, poorly drafted and unclear. This general characterization is particularly applicable to tax legislation. Ambiguities in the law are exploited by tax collectors struggling to increase state budgetary resources. Administrative regulations and decrees are frequently not published and are not available for review. The judiciary lacks the power necessary to enforce its judgments and judges are frequently underpaid, inexperienced and commercially unsophisticated. In addition, judges are subject to intimidation, and corruption in the judiciary is not unusual. Hence, in such an environment, contracts are frequently unenforceable in courts of law.

         The Duma has enacted legislation to protect foreign investment and other property against expropriation and nationalization. In the event that such property is expropriated or nationalized, legislation provides for fair and full compensation. However, due to the lack of state budgetary resources, experience and political will to enforce these provisions, and due to potential political changes, we cannot assure you that such protections would be enforced.

         Legislation and normative acts specific to the telecommunications industry provide a narrower legislative framework that guide our operations. Russian Federation Law No. 15-FZ, On Communications, signed by President Yeltsin on February 16, 1995 (the "Communications Law") provides a framework for the regulation of the Russian telecommunications industry.

         Pursuant to the Communications Law and subsequent governmental decrees, the State Committee for Telecommunications (Goskomsvyaz) is assigned the authority to regulate and control the development of the communications industry in Russia. Additional legislation defines the roles of other communications regulatory organs, with Goskomsvyaz exercising responsibility over the issuance of operator's licenses and the supervision of each of those organs. The State Service for the Supervision of Communications (Gossvyaznadzor) is empowered to issue certain permits required for network operation and for the importation and use of telecommunications equipment. Gossvyaznadzor conducts periodic inspections to determine an operator's compliance with the terms and conditions of its licenses and is authorized to issue orders and instructions requiring operators to bring their network into compliance with their licenses or to face fines and/or to recommend to Goskomsvyaz that a license should be suspended or revoked.

         The State Commission for Radio Frequencies (GKRCh) is responsible for administering the utilization of the radio spectrum. GKRCh assigns and oversees the operation of radio frequencies. The State Commission for Information is charged to coordinate the development and integration of governmental and private telecommunications projects and networks. The State Commission for Electrosvyaz (GKES) is responsible for improving the legislative and regulatory base governing the telecommunication industry and for coordinating the development of different telecommunications networks.

         Pursuant to Article 15 of the Communications Law any entity that offers any communications service must obtain the appropriate license from Goskomsvyaz in accordance with the Communications Law and relevant licensing regulations. In fact, neither the Communications Law nor such regulations provide clear guidelines or base standards for the issuance or extension of a license and Goskomsvyaz exercises broad discretion when determining whether to approve a license application and when setting the terms and conditions of the license. Telecommunications licenses are typically issued for terms between three and ten years, and are not transferable.

         Article 17 of the Communications Law provides that communications networks and facilities in Russia may be owned by legal entities and individuals acting as communications operators, including foreign organizations and individuals. Article 18 of the Communications Law states that foreign investors may participate in the privatization of state-owned communications enterprises within limits established by relevant privatization legislation.

         In addition to telecommunications legislation, the Russian telecommunications industry is also shaped by privatization legislation and the resulting privatization of state-owned telecommunications enterprises over the last several years.

         Economic Environment. Before the August 1998 financial crisis, the Russian government and Central Bank took measures to stabilize a deteriorating economy and provide adequate liquidity, including the August 17, 1998 decision to allow the ruble's value to float between 6.0 and 9.5 rubles to the US dollar. They also imposed a 90-day moratorium on the payment of foreign exchange to meet certain obligations of Russian entities, and declared their intent to restructure the payment terms of certain treasury bills. Since then, the ruble's value declined substantially below the 9.5 ruble/US dollar floor set on that date, but has recently settled at approximately 25 rubles/US dollar. As a result, our financial performance has been negatively affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Special Note Regarding the Russian Financial Crisis".

         Since the August 1998 financial crisis, the International Monetary Fund has refused to rollover Russia's sovereign debt, as well as lend any additional funds, until the Russian legislature passes a package of economic reform legislation submitted by the Primakov government. Meanwhile, the Russian government continues to negotiate with the London and Paris Clubs of creditors for a restructuring of debt Russia inherited from the former Soviet Union totaling $32.4 billion and $38.7 billion, respectively. This underscores the extent to which Russia has been dependent upon substantial financial assistance from multilateral organizations and foreign governments. However, both clubs have refused to reschedule the Soviet-era debt until the economic reform legislation is adopted. If such debt is not rescheduled, economic development in Russia and other countries of the CIS may be adversely affected.

         In addition, the Russian government has defaulted on rescheduled payments of certain commercial and sovereign debt obligations inherited from the former USSR, including the recent default of approximately $900 million in interest payments to the London Club of creditors. As a result, it is likely that the Russian government and Russian businesses will have difficulty accessing Western financial markets for the foreseeable future.

         Lastly, Russian and CIS businesses have a limited operating history in market-oriented conditions. Many Russian banks are under capitalized and continue to have cash shortages. The Russian Central Bank has reduced banks' reserve requirements in order to inject more liquidity into the Russian financial system, but has stressed that it will not bail out the weaker banks. Many of these banks are expected to close over the next several years as a result of bank failure and anticipated consolidation in the industry.

         Taxes. Generally, taxes payable by Russian companies are numerous and substantial. They include taxes on profits, revenue, assets and payroll, as well as value-added tax. Russian companies within the same ownership group cannot be consolidated, and therefore, each company must pay its own Russian taxes. Because there is no consolidation provision, dividends are subject to Russian taxes at each level that they are paid. Currently, dividends are taxed at 15% and the payor is required to withhold such tax when paying dividends, except with respect to dividends paid to foreign entities that qualify for an exemption under treaties on the avoidance of double taxation. To date, the system of tax collection has been relatively ineffective, resulting in the continual imposition of new taxes in an attempt to raise government revenues. This history, plus the existence of large government budget deficits, raises the risk of a sudden imposition of arbitrary or onerous taxes, which could adversely affect us.

         In various foreign jurisdictions, we are obligated to pay value-added tax on the purchase or importation of assets, and for certain other transactions. In many instances, value-added tax liabilities can be offset against value-added tax which we collect and otherwise would remit to the tax authorities, or may be refundable. Because the law in some jurisdictions is unclear, the local tax authorities could assert that we are obligated to pay additional amounts of value-added tax. In our opinion, any additional value-added tax which we may be obligated to pay would be immaterial.

         In addition, the new Tax Code authorizes Russia's regional legislative authorities to impose a local tax on the sale of goods and services on their territories. A number of such subdivisions have exercised this authority, including Moscow and St. Petersburg which have established a local sales tax at a rate of 4 percent.

         UKRAINE

         Ukraine declared independence from the Soviet Union in 1991. Since that time, Ukraine has established a three-branch system of government similar to that in Russia, although the position of the president in Ukraine is not as strong as in Russia. Following a period of significant political debate, the new Ukrainian Constitution was ratified in June 1996. Independent Ukraine's first President Leonid Kravchuk led the country through a period of significant economic and social decline. Following the 1995 presidential elections, Leonid Kuchma succeeded him. Ukraine is one of the few former Soviet republics to smoothly and peaceably transfer executive power. New presidential elections are scheduled to take place in October 1999.

         Valery Pustovoitenko became Prime Minister in 1998, replacing Pavel Lazarenko who is now the subject of criminal inquiries relating to corruption and money laundering in Switzerland and Ukraine. In general, the political situation in Ukraine has remained stable since the removal of Lazarenko. The socialist/Communist dominated Parliament, the Rada, is not as combative as its Russian counterpart although it is generally reluctant to support reforms, resulting in most reform-minded legislation being watered down or rendered ineffective.

         In September 1996 a new currency, the hryvna, was introduced, replacing the temporary karbovanets (coupons) that were in circulation following the country's independence from the Soviet Union. The National Bank of Ukraine (NBU), the nation's central bank, is independent from the Rada and has steadfastly refused to permit wholesale printing of the currency despite much pressure from Parliament. On numerous occasions, Parliament has also attempted to bring the NBU under its control although, with the President's backing, the NBU has so far maintained its independence.

         As with other former Soviet Republics, Ukraine is plagued with widespread corruption and criminal activity. Organized criminal groups are active throughout Ukraine. High levels of corruption exist among government officials and among commercial enterprises in which the state has an ownership interest. Although we do not believe we have been adversely affected by these activities to date, organized or other crime could in the future may have a material adverse effect on our operations and the market price of our common stock.

         The Regulatory and tax environment in Ukraine is even less developed than in Russia despite significant technical assistance provided by the United States and the European Union.

                                   REGULATION

         Telecommunications operators in Russia are regulated by the State Committee for Telecommunications or Goskomsvyaz, the successor of the Russian Ministry of Communications, and its subordinate bodies, Gossvyaznadzor and the State Radio Frequency Commission. These telecommunications authorities and their regional branches, together with certain other regional and local authorities, generally regulate telecommunications operators in their jurisdictions through their power to issue licenses and permits and conduct periodical compliance inspections.

         The Communications Law sets out a legal and regulatory framework for the telecommunications industry. It sets forth general principles for the right to carry on telecommunications activities, describes government involvement in telecommunications regulation and operation, establishes the institutional framework involved in regulation and administration of telecommunications, and deals with various operational matters, such as ownership of networks, protection of fair competition, interconnection, privacy and liability. Separate legislation and administrative regulations implement this institutional framework.

         Goskomsvyaz issues licenses to provide telecommunications services on the basis of a decision by the Licensing Commission at Goskomsvyaz . Goskomsvyaz has generally issued no new licensing regulations since the enactment of the Communications Law, and in practice Goskomsvyaz continues to issue licenses based on the general regulations applicable to any licensing activity in Russia, except to the extent such regulations have been effectively modified by the introduction of more specific regulations covering the licensing of cellular services. According to the general licensing regulations, licenses for rendering telecommunications services may be issued and renewed for periods which range from 3 to 10 years and several different licenses may be issued to one person. Under the recently enacted cellular licensing regulations, licenses for rendering cellular services may be issued only on the basis of a competitive tender typically for longer periods which range from 5 to 15 years. Once the licenses are received, the licensee is required to register its right to hold and operate under the license with Gossvyaznadzor. Renewals may be obtained upon application to Goskomsvyaz and verification by appropriate government authorities that the licensee has conducted its activities in accordance with the terms of the licenses. Officials of Goskomsvyaz have broad discretion with respect to both the issuance and renewal procedures. The Communications Law and general licensing regulations provide that a license may not be transferred or assigned to another holder. Cellular service licenses obtained through competitive tender are freely assignable.

         Regional authorities also exercise influence in the issuance of AMPS licenses, partly because AMPS has been designated a "regional standard". In addition, entities such as Svyazinvest at the federal level, as well as other entities in Moscow and St. Petersburg and other administrative regions within Russia exercise significant control over their respective local telephone networks and may therefore affect the licensing process.

         Licensing procedures for our cellular services include frequency licensing from Goskomsvyaz through a two step process. A license must first be obtained from Goskomsvyaz for permission to operate mobile cellular services on a commercial basis in a specific standard and frequency bandwidth. Thereafter, an approval to use specific frequencies within the band must be received from the State Radio Frequencies Commission. Once the licenses are received, Gossvyaznadzor confirms the rights of an operator to offer radio frequency transmissions on specific frequencies, administers type acceptance procedures for radio communications equipment and monitors compliance with licensing conditions. Both the general and the cellular licensing regulations require us to obtain additional permits with respect to the use of equipment and the provision of services.

         It can be difficult and expensive for us to comply with applicable Russian telecommunications regulations. For example, the Communications Law provides that telecommunications in Russia are confidential and may only be intercepted by a court order. Nevertheless, we are subject to SORM, the Russian acronym for the surveillance system operated partly by the Federal Security Service, a government agency that is responsible for electronic surveillance. SORM requires telecommunications networks to facilitate monitoring of electronic traffic. However, the Federal Security Service has not finalized its technical specifications governing compliance with SORM, and there is a dispute regarding the appropriate level of technical compliance with SORM and the costs of implementing SORM facilities to monitor e-mail and Internet traffic.

         The regulatory framework governing the telecommunications industry in Ukraine, while relatively less developed and less comprehensive, is generally similar to the Russian regulatory framework. For example, there is greater uncertainty as to the regulatory regime concerning the terms and conditions for interconnection to the public network. Therefore, regulations in Ukraine tend toward greater unpredictability and ambiguity.

         Regulations also currently prohibit foreign entities from directly owning more than 49% of any Ukrainian telecommunications operating company. Thus, it became necessary for us to establish a local holding subsidiary which owns another 20% of the Company. In addition, the Ukrainian government has imposed substantial frequency permit fees in connection with providing GSM service in Ukraine, and Golden Telecom (Ukraine) has paid a one-time $2.9 million frequency license fee on Golden Telecom (Ukraine)'s license. In May 1999, the government passed a resolution which would, if enforced, effectively increase our frequency fees from $25,000 per month to $250,000 per month for the period July-December 1999, and would have a material adverse effect on our operations in Kiev, however this resolution has recently been suspended. We cannot assure you that additional fees will not be imposed in the future upon the reissuance and/or renewal of such license or for the continued use of assigned frequencies, nor that the increase in fees will not be implemented again. Ukrainian international operators are also required to make yearly investments into PTSN as a condition of their international licenses.

         Our subsidiaries and ventures hold the following licenses in Russia and Ukraine which are materially significant to their operations:

         Switched Services. In Russia, we hold two licenses for switched services. The first license was reissued to Sovintel in January 1999 and authorizes Sovintel to operate as an international overlay network with the ability to interconnect with the Moscow region and St. Petersburg PSTN. This license requires Sovintel to provide service to at least 50,000 subscribers and expires in May 2000. The second license was reissued to TeleRoss, a wholly owned subsidiary of GTS in October 1998, for provision of intercity services in 40 regions including the city of Moscow with ability to interconnect with the PSTN. In Kiev, Ukraine, we hold a license for provision of overlay network services, including domestic and international long distance services, in the name of Golden Telecom (Ukraine) -- Business Services.

         Leased Circuits. In January 1999 Sovintel was reissued a five-year license to lease local, intercity and international circuits in the territory of Moscow, the Moscow region and St. Petersburg. The license requires Sovintel to lease no less than 2,500 circuits by the end of its term.

         Data Services. In November 1998, Sovam was reissued a 5 1/2-year license to provide data transmission services via a dedicated network to a number of regions covering a large portion of Russia. The license permits a network capacity of not less than 14,000 customers and allows it to interconnect with other data transfer networks in Russia. A similar licence is issued for Golden Telecom (Ukraine) to provide data services within the territory of Ukraine.

         Local Access Services. In January 1997, TCM was licensed to provide local telephone service in Moscow to not less than 100,000 subscriber local access lines. The license expires in May 2006. TCM has received authorization from Goskomsvyaz to construct an additional 50,000 numbers. TCM has also completed negotiations with MGTS to interconnect these numbers with the Moscow city telephone network. TCM is currently discussing with Goskomsvyaz whether an amendment to its license is necessary to add these numbers to its license.

         Mobile Services. Our cellular companies have licenses which expire on various dates between 2005 and 2007. One of the companies initially received an operating license in 1994, five companies initially received an operating license in 1995, five companies initially received an operating license in 1996 and one company initially received an operating license in 1997, and one company has renewed its license in 1999 for an extended term of more than eight years. Additionally, Vostok Mobile has received AMPS licenses for five cities which it currently does not plan to exploit.

         Golden Telecom GSM holds a license for provision of GSM-1800 mobile services within the territory of Ukraine.

                                   MANAGEMENT

         The following table sets forth the name and principal business occupation or employment, and material occupations, positions, offices or employments for the past five years of each of our directors and executive officers. Unless otherwise indicated, each such person is a citizen of the United States.

MEMBERS OF THE BOARD OF DIRECTORS

NAME                      AGE       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----                      ---       ------------------------------------------
Stewart P. Reich          54        President and Chief Executive Officer of Golden Telecom, Inc.

Grier C. Raclin           46        Senior Vice President-- External Affairs, General Counsel
                                    and Secretary of GTS

William H. Seippel        42        Executive Vice President of Finance and Chief Financial
                                    Officer of GTS

         STEWART P. REICH joined GTS as President -- GTS CIS in September 1997. From September 1992 to August 1997, Mr. Reich was President of Utel, a joint venture of AT&T, Deutsche Telekom, PTT Telecom (Netherlands) and Ukrtelekom, a Ukrainian company which provides international and domestic services in Ukraine.

         GRIER C. RACLIN joined GTS as its Senior Vice President and General Counsel in September 1997, and was elected Corporate Secretary of the Company in December 1997. Prior to joining GTS, Mr. Raclin served as Vice-Chairman and a Managing Partner of the Washington, D.C. office of Gardner, Carton & Douglas, a 250-attorney, corporate law firm based in Chicago, Illinois, where his practice was concentrated in the area of international telecommunications.

         WILLIAM H. SEIPPEL joined GTS as Executive Vice President of Finance and Chief Financial Officer in October 1996. From July 1992 to October 1996, Mr. Seippel was Vice President -- Finance and Chief Financial Officer of Landmark Graphics Corporation.

EXECUTIVE OFFICERS

         The following are our executive officers:

NAME                       AGE       POSITION
----                       ---       --------
Stewart P. Reich           54        President and Chief Executive Officer

David J. Wisher            43        Chief Financial Officer

Stan M. Abbeloos           46        Chief Operating Officer

Jeffrey A. Riddell         38        General Counsel and Secretary


         STEWART P. REICH joined GTS as President -- GTS CIS in September 1997. From September 1992 to August 1997, Mr. Reich was President of Utel, a joint venture of AT&T, Deutsche Telekom, PTT Telecom (Netherlands) and Ukrtelekom (a Ukranian company which provides international and domestic services in Ukraine).

         DAVID J. WISHER joined GTS as Vice President-Finance -- GTS CIS in January 1997. From 1992 through 1996, Mr. Wisher was the Assistant Controller for Andrew Corporation, a telecommunications equipment manufacturer that has made extensive investments in Russia.

         STAN M. ABBELOOS joined GTS CIS in July 1996 as Commercial Director of Sovintel. In October 1997, he was appointed as General Director of Sovam Teleport, and since October 1998, he has also been the Deputy General Director of TeleRoss. From 1991 through 1996, Mr. Abbeloos worked for Alcatel as General Director of LenBell, a joint venture between Alcatel and Krasnaya Zaria, which produces and sells Alcatel's switching and transmission equipment in Russia. Mr. Abbeloos is a citizen of Belgium.

         JEFFREY A. RIDDELL joined GTS as Deputy Director of the Legal Department -- GTS CIS in July 1997 and was appointed as Legal Director -- GTS CIS in August 1998. Before joining GTS, Mr. Riddell worked as an associate attorney in the Moscow office of Salans, Hertzfeld & Heilbronn, a Paris-based law firm with a significant practice in the CIS, from June 1997 through July 1998. Mr. Riddell worked at the Pacific Law Center in Vladivostok from May 1994 through September 1994 and directed the Khabarovsk office of the Pacific Law Center from October 1994 through June 1996.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

         Each non-employee member of our Board of Directors shall receive an annual retainer fee of $ . In addition, each non-employee member of the Board of Directors shall receive a fee of $ for each Board meeting attended and a fee of $ for each Board committee meeting attended.


                           SUMMARY COMPENSATION TABLE

         The following table summarizes the compensation paid or awarded to, or earned by, our Chief Executive Officer and the four other most highly compensated executive officers serving the operations of Golden Telecom, Inc. in 1998.

                                                                                        LONG-TERM COMPENSATION
                                                                                      --------------------------
                                                ANNUAL COMPENSATION                             AWARDS
                               -------------------------------------------------      --------------------------
                                                                                                     NUMBER OF
                                                                                      RESTRICTED    SECURITIES
    NAME AND PRINCIPAL                                              OTHER ANNUAL        STOCK       UNDERLYING      ALL OTHER
         POSITION              YEAR        SALARY        BONUS(1)   COMPENSATION       AWARD(S)   OPTIONS/SAR(2)  COMPENSATION(3)
    ------------------         ----       --------       -------    ------------      ----------  --------------  ---------------
Stewart P. Reich
President and Chief
Executive Officer of GTS-CIS.. 1998       $243,750       $98,300     $187,008(4)          0          150,000          $ 5,197

Stan Abbeloos
General Director of Sovam
and Deputy General Director
of TeleRoss................... 1998       $173,837       $66,700     $ 93,600(5)          0           30,000          $     0

Gerard Essing
President of GTS Mobile
Services(6)................... 1998       $177,500       $47,500     $150,500(7)          0           75,000          $     0

Jean Pierre VanDromme
Chief Operating Officer of
GTS-CIS(8).................... 1998       $191,000       $84,400     $107,766(9)          0           30,000          $     0

Kevin Koski
Deputy General Director of
Sovintel...................... 1998       $163,500       $30,900     $213,112(10)         0           24,000          $ 4,181

---------

(1) Represents cash bonus paid in the year indicated for services rendered in the immediately preceding year.

(2) These amounts reflect shares of GTS common stock underlying stock options awarded under the GTS Stock Option Plan.

(3) Amounts disclosed hereunder represent the sum of premiums paid by GTS for $1 million in term life insurance for each named executive officer and contributions by GTS under the 401(k) Plan, as defined below, to each named executive's account, except Mr. VanDromme, Mr. Abbeloos and Mr. Essing who do not participate in the 401(k) Plan because of their non-US citizenship. In each case in which GTS paid 401(k) Plan contributions, $4,000 was paid in 1998 to the named executive officers.

(4) For 1998, the amount disclosed includes an overseas living allowance of $72,000, rent on a residence in Moscow of $90,000, and a tax equalization payment of $19,844 that compensated Mr. Reich for the higher taxes he pays because he resides in Russia instead of the United States.

(5) For 1998, the amount disclosed includes an overseas living allowance of $42,000 and rent on a residence in Moscow of $51,600.

(6) Mr. Essing commenced his employment with the Company in 1995 and left the Company in May 1999.

(7) For 1998, the amount disclosed includes an overseas living allowance of $56,000 and rent on a residence in Moscow of $94,500.

(8) Mr. VanDromme commenced his employment with the Company in 1995 and transferred to another GTS company in April 1999.

(9) For 1998, the amount disclosed includes an overseas living allowance of $42,000 and rent on a residence in Moscow of $60,000.

(10) For 1998, the amount disclosed includes an overseas living allowance of $92,631, inclusive of $50,631 for home leave benefits, and rent on a residence in Moscow of $118,000.


                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table provides information on stock option grants of GTS common stock to the five most highly compensated officers in 1998 under the GTS Stock Option Plan.

                                                 % OF TOTAL
                                   NUMBER OF   OPTIONS GRANTED
                                   SECURITIES      TO GTS
                                   UNDERLYING    EMPLOYEES IN     EXERCISE OR BASE                           GRANT DATE PRESENT
  NAME                          OPTIONS GRANTED   FISCAL YEAR     PRICE (PER SHARE)     EXPIRATION DATE            VALUE(2)
  ----                          ---------------   -----------     -----------------     ---------------      ------------------
Stewart P. Reich............       150,000(1)       4.0               $25.75               10/14/08             $ 2,476,905
Stan Abbeloos...............        30,000(1)       0.8               $25.75               10/14/08             $   495,381
Gerard Essing...............        75,000(1)       2.0               $25.75               10/14/08             $ 1,238,453
Jean Pierre VanDromme.......        30,000(1)       0.8               $25.75               10/14/08             $   495,381
Kevin Koski.................        24,000(1)       0.6               $25.75               10/14/08             $   396,305

---------
(1) All these options would vest in February 2005, when financial results for 2004 are expected to be publicly announced. If certain performance targets are met or exceeded, these options could be fully exercisable in February 2002, when financial results for 2001 are expected to be publicly announced.

(2) The present value of each grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield 0%, expected volatility of 0.75, risk-free interest rate of 4.37% and expected life of five years.


  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

         The following table provides information on the number and value of GTS stock options exercised by the five most highly compensated officers during 1998, the number of options under the GTS Stock Option Plan held by such persons at December 31, 1998, and the value of all unexercised options held by such persons as of that date.


                                                                  NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                                                 UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS
                           SHARES ACQUIRED                          OPTIONS AT FY-END            AT FY-END(1)
NAME                        ON EXERCISE       VALUE REALIZED    EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                        -----------       --------------    -------------------------   -------------------------
Stewart P.  Reich........          --                    --             28,125/234,375      $1,127,250/$7,881,750
Stan Abbeloos............          --                    --               9,000/57,000        $373,005/$2,019,015
Gerard Essing............          --                    --             15,000/120,000        $609,975/$4,079,925
Jean Pierre VanDromme....          --                    --              65,530/68,720      $3,045,497/$2,567,833
Kevin Koski..............        6125            $  261,844              35,625/42,250      $1,588,086/$1,473,105

---------
(1) Based on the closing price of $55.75 on the Nasdaq Stock Market of the Common Stock of GTS on December 31, 1998.

GOLDEN TELECOM, INC. EQUITY PARTICIPATION PLAN

Prior to the effective date of this offering, our Board of Directors intends to approve the 1999 Equity Participation Plan of Golden Telecom, Inc., which we
also refer to as the Equity Plan. A total of            shares of common stock
are reserved for issuance under the Equity Plan. The principal purposes of the Equity Plan are to provide incentives for our officers, employees and consultants through granting of options and restricted stock, thereby stimulating their personal and active interest in our development and financial success, and inducing officers and employees to remain with our company. The Equity Plan is also intended to assist us in attracting and retaining qualified independent directors (that is, directors who are not employed by us), by providing for the automatic grant of options to independent directors. As of the date of this filing, no grants have been made under the Equity Plan.

         Under the Equity Plan, not more than shares of common stock (subject to antidilution and other adjustment provisions) are authorized for issuance upon exercise of options or upon vesting of restricted or deferred stock
awards. Of these           shares, not more than           are designated for
issuance solely pursuant to Incentive Stock Options, which are described below. Furthermore, the maximum number of shares which may be subject to options and restricted stock granted under the Equity Plan to any individual in any calendar year cannot exceed (subject to antidilution and other adjustment provisions).

         The principal features of the Equity Plan are summarized below, but the summary is qualified in its entirety by reference to the Equity Plan, which is filed as an exhibit to the registration statement.

         ADMINISTRATION

         The compensation committee of the Board or another committee or subcommittee appointed under the terms of the Equity Plan (which we refer to as the Committee) which other committee or subcommittee consists solely of two or more members of the Board, each of whom is both a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act) and an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (which we refer to as the Code), will administer the Equity Plan with respect to grants to our employees or consultants and the full Board will administer the Equity Plan with respect to options granted to independent directors.

         Notwithstanding the foregoing, the full Board may administer the Equity Plan with respect to grants to our employees or consultants, except with respect to matters which under Rule 16b-3 of the Exchange Act or Section 162(m) of the Code are required to be determined by the Committee.

         Subject to the terms and conditions of the Equity Plan, the Committee has the authority to select the employees and consultants, if any, to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, to interpret the provisions of the Equity Plan, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Equity Plan with respect to grants or awards made to employees or consultants. The Committee (and the Board) is also authorized to adopt, amend and rescind rules relating to the administration of the Equity Plan. Notwithstanding the foregoing, the Board shall conduct the general administration of the Equity Plan with respect to options granted to independent directors.

         ELIGIBILITY

         Options and restricted stock under the Equity Plan may be granted to individuals who are our employees or consultants (or employees or consultants of any of our current or future subsidiaries) selected by the Committee for participation in the Equity Plan. In addition, the Equity Plan provides for certain automatic grants of non-qualified stock options to independent directors.

         INDEPENDENT DIRECTORS

         The Equity Plan provides for automatic grants of non-qualified stock options to independent directors. Each person who is an independent director as of the date of consummation of the initial public offering of common stock will
receive, as of the date of such consummation, an option to purchase       shares
of common stock, and will receive, upon each re-election as an independent
director, an additional option to purchase        shares of common stock. In
addition, each person who is elected to serve as an independent director after the consummation of the initial public offering of common stock will receive, as
of the date of such election, an option to purchase       shares of common
stock, and will additionally receive, upon each re-election as an independent
director, an additional option to purchase          shares of common stock. Each
such option will have a per share exercise price equal to the fair market value per share at the date of grant. Each such option will become exercisable in accordance with the terms of the Equity Plan. No portion of an option granted to any independent director shall be exercisable after the tenth anniversary of the date of grant or, except under certain circumstances, after the termination of the independent director's services as our director.

         AWARDS UNDER THE EQUITY PLAN

         The Equity Plan provides that the Committee may grant or issue stock options and restricted stock, or a combination thereof, to any eligible employee or consultant. Each such award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

         Nonqualified Stock Options, which we also refer to as NQSOs, will provide for the right to purchase common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Code, may be less than fair market value on the date of grant, and usually will become exercisable (in the discretion of the Committee) in one or more installments after the grant date, subject to the participant's continued employment with us and/or subject to the satisfaction of individual performance targets established by the Committee. NQSOs may be granted for any term specified by the Committee. Notwithstanding the foregoing, NQSOs granted to independent directors shall be subject to the terms described above.

         Incentive Stock Options, which we also refer to as ISOs, will be designed to comply with certain restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs: (1) must have an exercise price not less than the fair market value of a share of common stock on the date of grant, (2) may only be granted to employees, (3) must expire within a specified period of time following the optionee's termination of employment, and (4) must be exercised within ten years after the date of grant; but may be subsequently modified to disqualify them for treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all of our classes of stock, the Equity Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

         Restricted Stock may be sold to participants at various prices (but not below par value) and made subject to such restrictions as may be determined by the Committee. Restricted stock, typically, may be repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends in escrow prior to the time when the restrictions lapse.

         SECURITIES LAWS AND FEDERAL INCOME TAXES

         Securities Laws. The Equity Plan is intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. To the extent permitted by applicable law, the Equity Plan and options or restricted stock granted thereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

         General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of nonqualified stock options and restricted stock under the Equity Plan are generally not taxable at the time of grant but are taxable under Section 83 of the Code upon their receipt of Class A common stock or cash with respect to the exercise or vesting of such awards or grants and, subject to Section 162(m) of the Code, we will be entitled to an income tax deduction with respect to the amounts taxable to these recipients. Under Sections 421 and 422 of the Code, recipients of ISOs are generally not taxable at the time of grant or on their receipt of Class A common stock upon their exercises of ISOs if the ISOs and option stock are held for certain minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises.

         Section 162(m) Limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million in any one year. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee which is adequately disclosed to, and approved by, stockholders. In particular, stock options will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (that is, the option exercise price is equal to or greater than the fair market value of the stock subject to the award on the grant date). Under an Internal Revenue Code Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the Equity Plan will not be subject to Section 162(m) until the transition date, which is the earliest of
(1) the material modification of the Equity Plan; (2) the issuance of all common stock and other compensation that has been allocated under the Equity Plan; or (3) the first meeting of shareholders at which directors are to be elected that occurs after December 31, 2002. After this transition date, rights and awards granted under the Equity Plan, other than options will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights and awards are granted or vest upon preestablished objective performance goals, the material terms of which are disclosed to and approved by our shareholders.

         We have attempted to structure the Equity Plan in such a manner that, after the transition date discussed above, subject to obtaining shareholder approval of the Equity Plan, the remuneration attributable to stock options which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

GOLDEN TELECOM, INC. 401(k) PLAN

         Our Board of Directors intends to approve a 401(k) retirement savings plan (which we refer to as the 401(k) Plan), which will be a defined contribution retirement benefit plan that we intend to have qualified for favorable tax treatment under Section 401 of the Code. All employees of Golden Telecom, Inc., subject to certain regulatory qualifications, who are US citizens and at least 21 years of age and have completed the minimum service requirement will be eligible to participate in our 401(k) Plan. The 401(k) Plan participants will be able to defer pre-tax income by contributing to the plan up to the maximum amount permitted by law. After-tax contributions will also
permitted under the 401(k) Plan. We intend to match   % of each participant's
pre-tax contribution to the 401(k) Plan, up to   % of the participant's total
compensation. In addition, we may, in our sole discretion and in a nondiscriminatory manner, contribute additional amounts as profit sharing to each participant's account. The amounts deposited into each participant's account will be invested among various investment options according to the direction of the participant. Each participant's pre-tax and after-tax contributions will be immediately vested and nonforfeitable. Our matching contribution and profit sharing allocations to each participant's account will
not vest until the participant has completed   years of service either with us
or with GTS before this offering, at which time the matching contribution and profit sharing allocations become 100% vested.

          BENEFICIAL OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDER

         The following table sets forth certain information regarding ownership of our common stock and rights to acquire common stock by stockholders that manage or own, either beneficially or of record, five percent or more of our common stock, by each of our directors and executive officers, and all our directors and executive officers as a group. For the purpose of this table, a person or a group of persons is deemed to have "beneficial ownership" of any shares as of a date when such person or group has the right to acquire such shares within 60 days after such date, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

                                                    SHARES OF COMMON STOCK                   SHARES OF COMMON STOCK TO BE
                                                BENEFICIALLY OWNED IMMEDIATELY             BENEFICIALLY OWNED IMMEDIATELY
                                           BEFORE THE COMPLETION OF THIS OFFERING       AFTER THE COMPLETION OF THIS OFFERING
                                           --------------------------------------       -------------------------------------
                                                NUMBER OF                                    NUMBER OF
NAME OF BENEFICIAL OWNER                         SHARES        PERCENTAGE(1)                  SHARES        PERCENTAGE(1)
------------------------                   ----------------    ------------------       ----------------   ------------------
Global TeleSystems Group, Inc.................                        100
Stewart P. Reich..............................      --                 0
Grier C. Raclin...............................      --                 0
William H. Seippel............................      --                 0
David J. Wisher...............................      --                 0
Stan M. Abbeloos..............................      --                 0
Jeffrey A. Riddell............................      --                 0
All directors and executive officers as a
group (6 persons).............................      --                 0

---------
(1)      Based on     shares of common stock outstanding immediately before the
         offering, and        shares of common stock outstanding immediately
         after the offering.

         The following table sets forth certain information regarding ownership of GTS common stock and rights to acquire common stock by each of our directors and executive officers, and all our directors and executive officers as a group. As in the table above, a person or a group of persons is deemed to have "beneficial ownership" of any shares as of a date when such person or group has the right to acquire such shares within 60 days after such date, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.


                                                              SHARES OF GTS COMMON STOCK
                                                                 BENEFICIALLY OWNED
                                                          ---------------------------------
                                                           NUMBER
NAME OF BENEFICIAL OWNER                                  OF SHARES           PERCENTAGE(1)
------------------------                                  ---------           -------------
Stewart P. Reich......................................
Grier C. Raclin.......................................
William H. Seippel....................................
David J. Wisher.......................................
Stan M. Abbeloos......................................
Jeffrey A. Riddell....................................
All directors and executive officers as a group
     (6 persons)......................................

---------
(1)      The percentage of ownership for each beneficial owner is based upon
                shares of GTS common stock issued and outstanding at     , 1999
         and the number of warrants and stock options in common stock held by
         such beneficial owner. Excluded from the calculation are:      shares
         of common stock issued under GTS's option plans.

          RELATIONSHIP WITH GTS AND CERTAIN RELATED PARTY TRANSACTIONS

GENERAL

         Upon completion of the offering, GTS will own      shares of our
outstanding common stock, which will represent approximately   % of the combined
voting power of all of our outstanding common stock (or approximately   % if the
underwriters' over-allotment option is exercised in full). As long as GTS continues to own more than 50% of our common stock, it will be able to determine any corporate action requiring approval of our stockholders, including the election of the entire board of directors, amendments to our certificate of incorporation and by-laws and approval of certain mergers and other control transactions, without the consent of our other shareholders. See "Description of Capital Stock".

         In addition, through its ownership of our common stock and its control of our board of directors, GTS will be able to control certain decisions, including decisions with respect to our dividend policy, our access to capital, mergers or other business combinations, the acquisition or disposition of our assets and any change in our control. Subject to applicable securities and other laws, GTS may sell or distribute its shares, other than as restricted by the underwriting agreement relating to this offering, in which GTS has agreed that it will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Deutsche Bank AG London, which consent may not be unreasonably withheld, for a period of 360 days after the date of this prospectus. We, our directors and our officers have entered into similar agreements for a period for 180 days after the date of this prospectus. See "Underwriting".

         Our relationship with GTS will be governed by agreements that we intend to enter in connection with the offering. The principal terms of these agreements are summarized below. The descriptions set forth below are summaries and are qualified in their entirety by reference to the relevant agreement. Complete copies of these agreements are filed as exhibits to the registration statement of which this prospectus is a part.

ADMINISTRATIVE SERVICES AGREEMENT

         We intend to enter into an Administrative Services Agreement with GTS. Pursuant to this agreement, GTS will provide us with certain accounting, tax and financial management and budgeting services, legal and regulatory services and human resources services. Under the terms of the Administrative Services Agreement, GTS will provide these administrative services subject to the oversight, supervision and approval of our board of directors. We will pay GTS a fixed monthly fee each month for these services, which is intended to be comparable to the fees that we would pay if an independent third party provided the services.

         The Administrative Services Agreement will become effective upon the consummation of the Offering, and may be terminated by either party upon at least 90 days' written notice and, in the case of a termination by us, with the consent of GTS (which consent may not be unreasonably withheld). In addition, the Administrative Services Agreement will be terminated if we experience a change of control. A change of control shall be deemed to have occurred if:

         o a majority of the seats on our board of directors shall be occupied by persons who are neither nominated by GTS or by its board of directors, nor appointed by our directors nominated by GTS; or

         o any person or group other than GTS or the companies controlled by GTS shall directly or indirectly have the power to exercise control over 50% of the voting securities of Golden Telecom.

EMPLOYEE BENEFITS AGREEMENT

         We intend to enter into an Employee Benefits Agreement with GTS. Pursuant to this agreement, GTS will continue to provide certain employee benefits, including medical benefits, life and long-term disability insurance, participation in the GTS 401 (k) plan and personal property insurance. We will pay GTS a maximum fee equal to

25% of each employee's aggregate base annual salary for providing such benefits, adjusted in accordance with the types and quantities of the services provided.

INDEMNIFICATION AGREEMENT

         We intend to enter into an Indemnification Agreement with GTS. This agreement will provide for a full and complete release and discharge between GTS and us as of the Closing Date of all liabilities existing or arising on or before the Closing Date, except as expressly set forth in the Indemnification Agreement. Except as set forth in the Indemnification Agreement, GTS will agree to indemnify, defend and hold harmless us and each of our directors, officers, employees and agents from and against all liabilities relating to, arising out of or resulting from any material breach by GTS under any of the separation agreements.

         Except as set forth in the Indemnification Agreement, we will agree to indemnify, defend and hold harmless each of GTS and its directors, officers, employees and agents from and against all liabilities relating to, arising out of or resulting from:

         o our failure to pay, perform or otherwise promptly discharge any of our liabilities arising out of our business, operations or assets on or after the Closing Date, whether or not expressly assumed by us;

         o any liabilities attributable to Golden Telecom in connection with any United States federal or state tax audit of GTS;

         o any material breach by us of any of the separation agreements; and

         o any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading, with respect to all information contained in this prospectus or the registration statement of which it forms a part.

         The Indemnification Agreement will also provide that we will indemnify GTS for any liabilities incurred by GTS under any of its guarantees of our obligations or liabilities and that we will pay GTS for its direct costs, if any, of maintaining such guarantees.

         Neither we nor GTS intends to make any representation or warranty to one another or to any other person or party as to:

         o the assets, businesses or liabilities transferred or assumed as part of the separation,

         o any consent or liability transferred or assumed as part of the separation of us and GTS,

         o        any consent or approval required in connection therewith,

         o the value or freedom from any security interests of any of the assets transferred,

         o the absence of any defense or freedom from counterclaim with respect to any claim of any part, or

         o the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred.

         Except as expressly set forth in any separation agreements, all assets are being transferred to us on an "as is, where is" basis, and we and GTS have agreed to bear the economic and legal risks that the conveyance is insufficient to vest in the transferee good and marketable title, free and clear of any encumbrances.

REGISTRATION RIGHTS AGREEMENT

         We intend to enter into a Registration Rights Agreement with GTS. This agreement will provide that, on up to three occasions, following the 360-day lock-up on sales of our shares of common stock held by GTS and on GTS's written request, we will use our reasonable best efforts to register under the applicable federal and state securities laws the resale of any of GTS's shares of our common stock. GTS will also have the right, following the 360-day lock-up on sales of our shares of common stock held by GTS, to include its shares of our common stock in future registrations initiated by us on our own behalf or on behalf of other shareholders. This right is subject to certain limitations as to whether and to what extent GTS may request registration depending, among other things, on our ongoing corporate and financing activities. GTS will pay the out-of-pocket costs for registrations which it initiates. We have agreed to pay all of our out-of-pocket costs and expenses (other than underwriting discounts and commissions pertaining to shares resold by GTS) in connection with registrations in which GTS participates but does not initiate. In addition to the above rights, when GTS owns less than 25% of our outstanding shares of capital stock, it may request that we register such remaining shares in a shelf registration statement, at GTS's expense. Subject to certain limitations, such registration rights may be assigned by GTS. The Registration Rights Agreement contains customary indemnification and contribution provisions between us and GTS.

SHAREHOLDERS' AGREEMENT

         We intend to enter into a Shareholders' Agreement with GTS. This agreement will provide GTS with pre-emptive rights for any subsequent equity that we issue. Specifically, among other things, we will grant to GTS the right, exercisable immediately prior to the issuance of any equity securities by us, to purchase our equity securities so that GTS can maintain its percentage ownership in us. These pre-emptive rights will terminate when GTS no longer owns more than 25% of our shares of common stock.

         The Shareholders' Agreement will also provide for certain corporate governance matters. The Shareholders' Agreement will provide that certain "interested transactions" between us or our affiliates, on the one hand, and GTS or its affiliates, on the other hand, will require the approval of a majority of these independent directors, unless the transaction has been described in a business plan or a budget that had already been separately approved by our independent directors.

TRADEMARK TRANSFER AGREEMENT

         We intend to enter into a Trademark Transfer Agreement with GTS, pursuant to which GTS will transfer all rights and interests in all trademarks used by Golden Telecom, including, without limitation, Sovintel, Sovam Teleport, TeleRoss, Russia-On-Line, Golden Telecom and PrimTelefone. If GTS's ownership of our company falls below 50%, then GTS will have the right to require us to cease using certain other trademarks and service marks.

         DESCRIPTION OF CERTAIN FINANCING ARRANGEMENTS AND INDEBTEDNESS

         In connection with the purchase of equipment and services for certain Vostok Mobile ventures in Russia, those ventures entered into a credit agreement with a bank providing for up to $30.7 million of financing. The facility is guaranteed by the vendor of such equipment and services, and is insured against certain political risks by the Overseas Private Investment Corporation. To the extent that the guarantor is required to make any payments pursuant to such guarantee, GTS is required to reimburse 50% of such payments. The loans under the facility bear interest at LIBOR plus 35 basis points, with principal and interest payments due semiannually in June and December of each year through December 15, 2002. At March 31, 1999, $16.5 million in loans were outstanding under the facility. Because of the financial condition of certain Vostok Mobile ventures, GTS has made most of the principal and interest payments on behalf of the ventures. As a result, we and GTS are currently exploring various alternatives for restructuring these loans.

         In November 1996, Golden Telecom (Ukraine) entered into an agreement with Siemens GmbH, whereby Golden Telecom (Ukraine) could purchase up to 8.6 million Deutsche Marks (DM) of certain equipment from Siemens. The terms allowed Golden Telecom (Ukraine) to finance up to 70% of this amount. Golden Telecom (Ukraine) is required to make semiannual principal payments plus accrued interest for three years beginning six months after completion of installation of such equipment. The agreement carries interest at a rate equal to the DM LIBOR rate plus 4.5% per annum. At March 31, 1999, approximately $2.9 million, including accrued interest, was outstanding under this agreement.

         In June 1996, Golden Telecom (Ukraine) entered into an agreement with Motorola Corporation, whereby Golden Telecom (Ukraine) could purchase up to $20.0 million of certain equipment from Motorola. Golden Telecom (Ukraine) is required to make semiannual payments plus accrued interest beginning six months after completion of the installation of such equipment. The agreement carries interest at a rate equal to the LIBOR rate plus 3.0% per annum. At March 31, 1999, approximately $8.4 million, including accrued interest, was outstanding under this agreement.

         In August 1998, one of the Vostok Mobile ventures entered into an installment purchase agreement with Ericsson Radio Systems AB. Under the agreement, the venture is required to make quarterly payments of interest and principal. The agreement carries an implicit interest rate equal to approximately 10.2% per annum. At March 31, 1999, approximately $1.4 million was outstanding under this agreement.

         GTS has guaranteed the payments under the Motorola and Ericsson agreements. To the extent that GTS makes any payments under such guarantees, we will be required to indemnify GTS for such payments.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of     shares of common stock,
par value $0.01 per share, of which shares will be issued and outstanding immediately after this offering.

         The following summary of the rights, privileges, restrictions and conditions of each of the classes of shares we issue does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, our Certificate of Incorporation and By-laws, and to the applicable provisions of the General Corporation Law of the State of Delaware, which we refer to as the DGCL.

OUR COMMON STOCK

         You are entitled to one vote for one share held of record on all matters upon which shareholders have the right to vote. There are no cumulative voting rights. All issued and outstanding shares of common stock are, and the offered shares, when issued and paid for, will be, validly issued, fully paid and non-assessable. You are entitled to such dividends as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy". Upon dissolution, you are entitled to share pro rata in our assets remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding.


SECTION 145 OF DGCL AND CERTAIN CHARTER PROVISIONS

         Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation). A corporation may indemnify such person if he is or was a director, officer, employee or agent of the corporation. A corporation may also indemnify such person if he is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such person may recover the following from the corporation:

         o        expenses, including attorneys' fees;

         o        judgments;

         o        fines; and

         o amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor. Such person may recover expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (4) for any transaction from which the director derived an improper personal benefit.

         Our Certificate of Incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such exculpation from liabilities is not permitted with respect to liability arising from items described in clauses (1) through (4) in the preceding paragraph. The Certificate and our By-laws further provide that we shall indemnify our directors and officers to the fullest extent permitted by the DGCL.

         Our directors and officers are covered under directors' and officers' liability insurance policies that we maintain.

                        SHARES ELIGIBLE FOR FUTURE SALE

         Upon the completion of the offering, there will be         shares of
common stock outstanding, assuming no exercise of the underwriters'
over-allotment option and excluding         shares covered by vested options
outstanding at March 31, 1999. Of the outstanding shares, the        shares
registered in the offering and       additional shares will be freely tradable
without restriction under the Securities Act, except that any shares purchased in the offering by our "affiliates" may generally only be resold in compliance with applicable provisions of Rule 144. Beginning 90 days after the date of this prospectus, an additional shares will be eligible for sale in the public market, subject to compliance with applicable provisions of Rule 144.

         We, our directors and our officers have agreed not to offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Deutsche Bank AG London, which consent may not be unreasonably withheld, for a period of 180 days after the date of this prospectus.

         Before the offering, there has been no established market for the common stock and no predictions can be made about the effect, if any, that future sales of common stock or the availability of the common stock for sale would have on the market price prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, may have an adverse impact on the market price for the common stock.

                    CERTAIN UNITED STATES TAX CONSEQUENCES
                       TO NON-US HOLDERS OF COMMON STOCK

GENERAL

         The following is a general discussion of the United States federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a "non-US Holder". For purposes of this summary, a non-US Holder is a beneficial owner of common stock that is, for United States federal income tax purposes, (1) a nonresident alien individual, (2) a foreign corporation, (3) a nonresident alien fiduciary of a foreign estate or trust, or (4) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

         This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code (the "Code"), Treasury regulations and administrative and judicial interpretations as of the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying common stock you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of common stock in your particular situation.

DISTRIBUTIONS

         At present, we do not anticipate paying dividends in the foreseeable future. If we do pay distributions on the shares of our common stock, these distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles, and then will constitute a return of capital that is applied against your basis in the common stock to the extent these distributions exceed such earnings and profits. Unless we meet the 80% foreign business requirements set forth in 861(c) of the Code (and thus qualify as an "80/20 company"), dividends that we pay to a non-US holder that are not effectively connected with a US trade or business of the non-US holder will be subject to United States withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, a non-US holder must furnish to us or our paying agent a duly completed Internal Revenue Service ("IRS") Form 1001 or IRS Form W-8BEN (or substitute form) certifying as to its qualification for such rate.

         We will be an 80/20 company if at least 80% of the income we earn during the applicable testing period qualifies as "active foreign business income" (either directly or through our subsidiaries). If we are an 80/20 company for any period, the proportion of our dividends paid during such period equal to our total gross income from foreign sources over our total income from US sources will be exempt from US withholding tax. Because our operations are outside the US, we may in the future qualify as an 80/20 company. However, because our operations and business plans may change in the future, no assurance can be given in this regard.

         Currently, (subject to the discussion regarding 80/20 companies) withholding generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for United States federal income tax purposes. However, withholding on distributions made after December 31, 2000 may be imposed on a less than the gross amount of the distribution if the distribution exceeds a reasonable estimate made by us of our accumulated and current earnings and profits.

         Dividends that are effectively connected with the conduct of a trade or business within the US and, if a tax treaty applies, are attributable to a US permanent establishment of the non-US holder, are exempt from United States federal withholding tax, provided that the non-US holder furnishes to us or our paying agent a duly completed IRS Form 4224 or IRS Form W-8ECI (or substitute form) certifying the exemption. However, dividends exempt from US withholding because they are effectively connected or because they are attributable to a US permanent establishment are subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates applicable to US persons. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate specified by an applicable income tax treaty.

         Under current US Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining and applicability of a tax treaty rate. However, US Treasury regulations applicable to dividends paid after December 31, 2000 eliminate this presumption, subject to certain transition rules.

         For dividends paid after December 31, 2000, a non-US holder generally will be subject to US backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty or if we are an 80/20 company, as described above, unless the non-US holder complies with certain IRS certification procedures or, in the case of payments made outside the US with respect to an offshore account, certain IRS documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 2000, a non-US holder must comply with certain modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 1999 to foreign intermediaries, US or foreign wholly owned entities that are disregarded for United States federal income tax purposes and entities that are treated as fiscally transparent in the US, the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 1999 dividends on your possible investment in common stock.

         A non-US holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

         A non-US holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following apply:

         o If the gain is effectively connected with a trade or business of the non-US holder in the United States and, if a tax treaty applies, the gain is attributable to a US permanent establishment maintained by the non-US holder. The non-US holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale under regular graduated United States federal income tax rates. If the non-US holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualification.

         o If a non-US holder who is an individual and holds our common stock as a capital asset is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, the non-US holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain US capital losses.

FEDERAL ESTATE TAX

         Common stock held by an individual non-US holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

         Under US Treasury regulations, we must report annually to the IRS and to each non-US holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-US holder resides.

         United States Federal backup withholding generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2001 to non-US holders. See the discussion under "Distributions" above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 1999.

         As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the United States if that broker:

         o        is a United States person;

         o is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

         o        is a "controlled foreign corporation" as defined in the Code;
                  or

         o is a foreign partnership with certain US connections (for payments made after December 31, 1999).

         Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-US holder and certain conditions are met or the holder otherwise establishes an exemption.

         Payment by or through a US office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-US status under penalties of perjury or otherwise establishes an exemption.

         Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's United States federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

         The foregoing discussion is a summary of certain United States federal income and estate tax consequences of the ownership, sale or other disposition of our common stock by non-US holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any state, local, foreign or other tax laws.

                                 UNDERWRITING

                  Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, Deutsche Bank AG London, have severally agreed to purchase from us the following respective number of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

            Underwriter                                 Number of Shares
            -----------                                 ----------------
            Deutsche Bank AG London..................
                                                        --------------------
                     Total...........................
                                                        ====================




-----------------------
* These underwriters or their affiliates intend to sell shares in the United States and Canada.
+ These underwriters or their affiliates intend to sell shares outside the United States and Canada.

         The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby if any of such shares are purchased.

         We have been advised by Deutsche Bank AG London that the underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $ per share. The underwriters may allow and such dealers may reallow a concession not in excess of $ per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the representatives of the underwriters.

         We have granted to the underwriters an option, exercisable no later
than 30 days after the date of this prospectus, to purchase up to     additional
shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriter's name in the above table bears to the total number of shares of common stock offered hereby. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus. If purchased, the underwriters will offer such additional
shares on the same terms as those on which the       shares are being offered.

         The following table summarizes the compensation to be paid to the underwriters by us.

                                                                                                     Total
                                                                                       ---------------------------------
                                                                                          Without             With
                                                                        Per Share      Over-allotment     Over-allotment
                                                                        ---------      --------------     --------------
Underwriting discounts and commissions paid by us..............         $              $                  $

         Pursuant to the underwriting agreement each of the underwriters represents to, and agrees with us that:

         (1) it has not offered or sold prior to the date six months after the date of issue any of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or do not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995:

         (2) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom; and

         (3) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of our common stock to a person who is of a kind described in Article II(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.


         We and GTS have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

         GTS has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Deutsche Bank AG London, which consent may not be unreasonably withheld, for a period of 360 days after the date of this prospectus. We, our directors and our officers have entered into similar agreements for a period of 180 days after the date of this prospectus.

         We will make application to list the shares of common stock on The Nasdaq National Market under the symbol " ".


         Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the common stock was determined by negotiation between us and the representative of the underwriters. Among the factors that were considered in such negotiations were:

         o the information set forth in this prospectus and otherwise available to the representatives;

         o the history of, and the prospects for, us and the industry in which we compete;

         o        an assessment of our management;

         o        the prospects for, and the timing of, our future earnings;

         o the present state of our development and its current financial condition;

         o the political, economic and financial conditions of Russia and Ukraine;

         o the general condition of the securities markets at the time of the offering;

         o the recent market prices of, and the demand for, publicly-traded common stock of companies in businesses similar to us;

         o        market conditions for initial public offerings; and

         o        other relevant factors.

         The underwriters have reserved for sale, at the initial public offering price, up to shares of the common stock for employees, directors and certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as other shares.

         We have been advised by the representatives of the underwriters that during and after this offering, the underwriters may purchase and sell common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock: and syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase form us in this offering. The underwriters also may impose penalty bids, whereby selling concessions allowed to the syndicate members or other broker-dealers in respect of the common stock sold in this offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or short-covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and these activities, if commenced, may be discontinued at any time.

         The representatives of the underwriters have informed us that the underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5.0%.

         We estimate that the total expenses of the offering, excluding
underwriting discounts and commissions, will be approximately $         .

         From time to time, Deutsche Bank AG London or its affiliates has engaged in certain investment banking services with our affiliates, and may in the future engage in certain investment banking services with us and our affiliates, for which they receive compensation.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

         The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

         Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "--Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

         The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recission or rights of action under the civil liability provisions of the United States federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

         All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

         A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to the offering. Such a report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

         Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for Golden Telecom, Inc. by Shearman & Sterling, New York, New York and for the underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.


                      WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form S-1 with the Securities and Exchange Commission (SEC). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. You may review a copy of the registration statement, including exhibits, at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

         As a result of the offering of shares in the United States, we will become subject to the reporting requirement of the Securities Exchange Act of 1934, and therefore, we will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC.

         Our SEC filings and the registration statement can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

         We will apply to list our shares of common stock on The Nasdaq Stock Market's National Market. If our application is accepted and the shares are listed on The Nasdaq Stock Market's National Market, then you will also be able to review reports and other information concerning our company at the offices of The Nasdaq Stock Market's National Market,


                                    EXPERTS

         The consolidated financial statements of Golden Telecom, Inc. as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998 appearing in this prospectus and registration statement, have been audited by Ernst & Young (CIS) Limited, independent auditors, as set forth in their report appearing elsewhere in this document and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of EDN Sovintel LLC as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement, have been audited by Ernst & Young (CIS) Limited, independent auditors, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of TeleCommunications of Moscow LLC as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement, have been audited by Ernst & Young (CIS) Limited, independent auditors, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

         We may from time to time make written or oral forward-looking statements, including in this prospectus, in other filings with the Securities and Exchange Commission, in reports to shareholders and in other communications. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

         o statements regarding our results of operations and financial condition;

         o statements of our plans, objectives or goals, including those related to products or services;

         o        statements regarding our investment program;

         o statements regarding our services and anticipated customer demand for these services;

         o        statements of future economic performance; and

         o        statements of assumptions underlying such statements.

         Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

         By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Our risks are more specifically described in the "Risk Factors" section. if one or more of these materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated in this prospectus. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

         o political, economic and legal changes in the markets where we operate;

         o the effect of, and changes in, regulation and government policy;

         o        the effects of competition;

         o        our need for additional financing;

         o possible failure to complete acquisitions and integrate acquired businesses; and

         o        our success at managing the risks of the foregoing.

         The foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make investment decisions you should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                          INDEX TO FINANCIAL STATEMENTS

                              GOLDEN TELECOM, INC.


                                                                                                Page
                                                                                                ----
YEAR END FINANCIAL STATEMENTS
     Report of Ernst & Young (CIS) Limited, Independent Auditors                                 F-3
     Consolidated Balance Sheets as of December 31, 1997 and 1998                                F-4
     Consolidated Statements of Operations for the three years ended                             F-5
         December 31, 1998
     Consolidated Statements of Cash Flows for the three years ended December
         31, 1998                                                                                F-6
     Consolidated Statements of Shareholder's Equity for the three years ended
         December 31, 1998                                                                       F-7
     Notes to Consolidated Financial Statements                                                  F-8

FIRST QUARTER FINANCIAL STATEMENTS
     Condensed Consolidated Balance Sheets as of December 31, 1998 and March
         31, 1999                                                                               F-25
     Condensed Consolidated Statements of Operations for the three months ended
         March 31, 1998 and March 31, 1999                                                      F-26
     Condensed Consolidated Statements of Cash Flows for the three months ended
         March 31, 1998 and March 31, 1999                                                      F-27
     Notes to Condensed Consolidated Financial Statements                                       F-28

                                          EDN SOVINTEL LLC


YEAR END FINANCIAL STATEMENTS
     Report of Ernst & Young (CIS) Limited, Independent Auditors                                F-33
     Balance Sheets as of December 31, 1997 and 1998                                            F-34
     Statements of Income and Retained Earnings for the three years ended
         December 31, 1998                                                                      F-35
     Statements of Cash Flows for the three years ended December 31, 1998                       F-36
     Notes to Financial Statements                                                              F-37

FIRST QUARTER FINANCIAL STATEMENTS
     Condensed Balance Sheets as of December 31, 1998 and March 31, 1999                        F-50
     Condensed Statements of Income for the three months ended March 31, 1998
         and March 31, 1999                                                                     F-51
     Condensed Statements of Cash Flows for the three months ended March 31,
         1998 and March 31, 1999                                                                F-52
     Notes to Condensed Financial Statements                                                    F-53

                                  TELECOMMUNICATIONS OF MOSCOW LLC


YEAR END FINANCIAL STATEMENTS
     Report of Ernst & Young (CIS) Limited, Independent Auditors                                F-57
     Balance Sheets as of December 31, 1997 and 1998                                            F-58
     Statements of Income and Retained Earnings for the three years ended
         December 31, 1998                                                                      F-59
     Statements of Cash Flows for the three years ended December 31, 1998                       F-60
     Notes to Financial Statements                                                              F-61

FIRST QUARTER FINANCIAL STATEMENTS
     Condensed Balance Sheets as of December 31, 1998 and March 31, 1999                        F-71
     Condensed Statements of Income for the three months ended March 31, 1998
         and March 31, 1999                                                                     F-72
     Condensed Statements of Cash Flows for the three months ended March 31,
         1998 and March 31, 1999                                                                F-73
     Notes to Condensed Financial Statements                                                    F-74

           REPORT OF ERNST & YOUNG (CIS) LIMITED, INDEPENDENT AUDITORS

The Board of Directors
Golden Telecom, Inc.

         We have audited the accompanying consolidated balance sheets of Golden Telecom, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, cash flows, and shareholder's equity for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Telecom, Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


ERNST & YOUNG (CIS) LIMITED

Moscow, Russia
June 18, 1999, except for Note 1, as to which the date is September   , 1999

         The foregoing report is in the form that will be signed upon the completion of the reorganization described in Note 1 to the consolidated financial statements.

/s/ ERNST & YOUNG (CIS) LIMITED

Moscow, Russia
July 12, 1999

                              GOLDEN TELECOM, INC.

                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                DECEMBER 31,
                                                                           ------------------------
                                 ASSETS                                      1997           1998
                                                                           ---------      ---------
Current Assets
  Cash and cash equivalents ..........................................     $   3,934      $  14,164
  Accounts receivable, net ...........................................         8,332         13,404
  Restricted cash ....................................................         1,435             --
  Prepaid expenses ...................................................         2,620          4,643
  Other assets .......................................................         4,522          5,289
                                                                           ---------      ---------
          Total Current Assets .......................................        20,843         37,500

Property and equipment, net ..........................................        16,812         52,186
Investments in and advances to ventures ..............................        74,332         46,519
Goodwill and intangible assets, net of accumulated amortization of
  $3,940 and $23,510 at December 31, 1997 and 1998, respectively .....        10,649         71,924
Restricted cash and other non-current assets .........................         6,984         27,720
                                                                           ---------      ---------
          Total Assets ...............................................     $ 129,620      $ 235,849
                                                                           =========      =========

                             LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
  Accounts payable and accrued expenses ..............................     $   6,210      $  25,770
  Debt maturing within one year ......................................         1,475          3,018
  Other current liabilities ..........................................         1,724          5,674
                                                                           ---------      ---------
          Total Current Liabilities ..................................         9,409         34,462

Long-term debt, less current portion .................................           150         21,441
Taxes and other non-current liabilities ..............................         4,493          3,170
                                                                           ---------      ---------
          Total Liabilities ..........................................        14,052         59,073

Commitments and Contingencies
Minority interest ....................................................            --          7,993
Shareholder's Equity
  Common stock, $0.01 par value (1,000 shares authorized;
     1,000 shares issued and outstanding, at
     December 31, 1997 and 1998 respectively) ........................            --             --
  Additional paid-in capital .........................................       155,022        241,881
  Accumulated deficit ................................................       (73,098)
                                                                                            (39,454)
                                                                           ---------      ---------
          Total Shareholder's Equity .................................       115,568        168,783
                                                                           ---------      ---------
          Total Liabilities and Shareholder's Equity .................     $ 129,620      $ 235,849
                                                                           =========      =========

   The accompanying notes are an integral part of these financial statements.

                              GOLDEN TELECOM, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  YEAR ENDED DECEMBER 31,
                                                            ------------------------------------
                                                              1996          1997          1998
                                                            --------      --------      --------
Revenues:
  Telecommunication services ..........................     $  9,853      $ 21,727      $ 77,131
  Equipment sales .....................................        3,287         5,471         8,955
                                                            --------      --------      --------
                                                              13,140        27,198        86,086
Operating Costs and Expenses:
  Costs of revenues:
     Telecommunications services ......................        7,026        15,158        37,779
     Equipment sales ..................................        3,057         5,262         5,795
  Selling, general and administrative .................       17,686        21,249        45,327
  Depreciation and amortization .......................        2,753         4,363        16,709
  Equity in (earnings) of ventures ....................       (3,783)      (12,428)       (2,559)
                                                            --------      --------      --------

Loss from operations ..................................      (13,599)       (6,406)      (16,965)
Other Income/(Expense):
  Interest income .....................................          260           146         1,649
  Interest expense ....................................       (1,400)         (577)       (4,652)
  Foreign currency losses .............................         (446)         (399)       (7,452)
                                                            --------      --------      --------
                                                              (1,586)         (830)      (10,455)
                                                            --------      --------      --------
Net loss before income taxes and minority interest ....      (15,185)       (7,236)      (27,420)

Income taxes ..........................................          286           647         5,184
                                                            --------      --------      --------
Net loss before minority interest .....................      (15,471)       (7,883)      (32,604)

Minority interest .....................................           --            --        (1,040)
                                                            --------      --------      --------
Net loss ..............................................     $(15,471)     $ (7,883)     $(33,644)
                                                            ========      ========      ========

Pro forma net loss per share ..........................     $             $             $
                                                            ========      ========      ========

Weighted average common shares outstanding ............
                                                            ========      ========      ========


   The accompanying notes are an integral part of these financial statements.

                              GOLDEN TELECOM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                     YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------
                                                                             1996          1997          1998
                                                                           --------      --------      --------
Operating Activities
  Net loss ...........................................................     $(15,471)     $ (7,883)     $(33,644)
Adjustments to Reconcile Net Loss to Net Cash Used in
  Operating Activities:
  Depreciation and amortization ......................................        2,753         4,363        16,709
  Equity in earnings of ventures, net of dividends
     received ........................................................       (3,783)      (12,428)       (2,559)
  Foreign currency losses ............................................          446           399         7,452
  Other ..............................................................        1,668           605         6,528
  Changes in assets and liabilities:
     Accounts receivable .............................................       (4,585)       (3,228)       (1,145)
     Accounts payable and accrued expenses ...........................          376         3,040         4,570
     Other changes in assets and liabilities .........................        1,519        (5,459)        3,379
                                                                           --------      --------      --------
          Net Cash (Used in) Provided by Operating Activities ........      (17,077)      (20,591)        1,290

Investing Activities
  Acquisitions, net of cash acquired .................................           --            --       (40,017)
  Purchases of property and equipment ................................       (9,510)       (9,011)      (18,704)
  Restricted cash ....................................................       (1,435)       (5,000)      (19,096)
  Investments in and advances to ventures, net of repayments .........       (1,329)       (8,192)       15,404
                                                                           --------      --------      --------
          Net Cash Used in Investing Activities ......................      (12,274)      (22,203)      (62,413)

Financing Activities
  Proceeds from debt .................................................           --            --        13,885
  Net proceeds from GTS ..............................................       35,935        51,235        67,370
  Repayments of debt .................................................       (3,545)       (7,697)       (7,104)
                                                                           --------      --------      --------
          Net Cash Provided by Financing Activities ..................       32,390        43,538        74,151
Effect of exchange rate changes on cash and cash
  equivalents ........................................................          (76)         (230)       (2,798)
                                                                           --------      --------      --------
Net increase in cash and cash equivalents ............................        2,963           514        10,230
Cash and cash equivalents at beginning of year .......................          457         3,420         3,934
                                                                           --------      --------      --------
Cash and cash equivalents at end of year .............................     $  3,420      $  3,934      $ 14,164
                                                                           ========      ========      ========

   The accompanying notes are an integral part of these financial statements.

                              GOLDEN TELECOM, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
                                 (IN THOUSANDS)


                                               COMMON STOCK        ADDITIONAL                      TOTAL
                                          ---------------------     PAID-IN      ACCUMULATED    SHAREHOLDER'S
                                           SHARES      AMOUNT       CAPITAL        DEFICIT        EQUITY
                                          -------     ---------    ----------    -----------   -------------
Balance at December 31, 1995 ......             1     $     --     $  65,939     $ (16,100)     $  49,839

  Proceeds from GTS ...............            --           --        35,934            --         35,934

  Net loss ........................            --           --            --       (15,471)       (15,471)
                                          -------     --------     ---------     ---------      ---------

Balance at December 31, 1996 ......             1           --       101,873       (31,571)        70,302

  Proceeds from GTS ...............            --           --        53,149            --         53,149

  Net loss ........................            --           --            --        (7,883)        (7,883)
                                          -------     --------     ---------     ---------      ---------

Balance at December 31, 1997 ......             1           --       155,022       (39,454)       115,568

  Proceeds from GTS ...............            --           --        86,859            --         86,859

  Net loss ........................            --           --            --       (33,644)       (33,644)
                                          -------     --------     ---------     ---------      ---------

Balance at December 31, 1998 ......             1     $     --     $ 241,881     $ (73,098)     $ 168,783
                                          =======     ========     =========     =========      =========


   The accompanying notes are an integral part of these financial statements.

                              GOLDEN TELECOM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS OPERATIONS

         On June 10, 1999, Golden Telecom, Inc. ("Golden Telecom" or "the Company") was incorporated in Delaware for the purpose of acting as a holding company, which as of the date of completion of its initial public offering will hold the operations of Global TeleSystems Group, Inc. ("GTS") entities within the Commonwealth of Independent States ("CIS"). Golden Telecom, a wholly-owned subsidiary of GTS, is a provider of a broad range of telecommunications services to businesses, other telecommunications service providers and consumers through its operation of voice and data networks, international gateways, local access and cellular networks and various value-added services in the CIS, primarily Russia.

         Prior to the reorganization, principally the transfer of ownership rights of GTS entities within the CIS (the "CIS entities") to the Company from GTS, the CIS entities were subsidiaries of GTS. As the CIS entities are under common control, the accompanying financial statements give effect to the reorganization as if it were a pooling of interest and have been presented on a carve-out basis and include the historical results of operations and assets and liabilities directly related to Golden Telecom and have been prepared from GTS' historical accounting records. No intangible assets are to be created and recorded as a result of this reorganization.

         BUSINESS ENVIRONMENT

         All of the Company's operating companies operate within the CIS. There is currently a high level of political and economic instability and uncertainty within the CIS, specifically the Russian Federation. As a result of the financial crisis in Russia that began in August 1998, all Russian financial markets were subject to significant downward adjustments. The Russian national currency was severely devalued during the crisis and continued to deteriorate to and subsequent to the end of the year. The Russian banking system suffered significant liquidity problems, and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is likely to seek forgiveness and/or restructuring of its external debt. Difficulties with the collection of budgeted tax revenues and fulfilling the significant pension and wages arrears to individuals in many regions and constituencies of the Russian Federation have continued. The financial crisis was further exacerbated by continuing political uncertainties over the development, and application, of existing and future legislation, tax regulations, and economic programs supported by the majority of political institutions and international funding agencies. Other countries within the CIS also had devaluations of their national currency, although typically to a lesser degree than that incurred by the Russia national currency. These matters had a direct negative impact on the financial position and results of operations of the Company.

         In the telecommunications industry, the impact of the financial crisis has been more severe in the regions of Russia outside of Moscow and in the cellular business generally. The average monthly service revenue per subscriber and minutes of use in the Company's cellular businesses, which are all regionally-based, have declined significantly both since August 1998 for all of the Company's cellular businesses and continued during 1999 for certain of its cellular businesses. Accordingly, management has begun evaluating and assessing these conditions as they exist in the regional cellular businesses to determine the nature and scope of any actions it may consequently take. This may include curtailing or abandoning certain businesses or other actions. As part of the reorganization and transfer of ownership rights of CIS entities to the Company, GTS and the Company will complete a full evaluation of all such properties. However, this evaluation and assessment is not completed or near completion and, accordingly, no decisions have been taken by management. When completed, the Company may incur additional liabilities or adjust the carrying value of certain assets or both and such amounts may be material to the financial statements.

         The issues discussed above also raise uncertainties over the future operations of other parts of the Company's business. The Company's financial statements as of December 31, 1998 and for the year then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of these uncertainties.


NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation

         Wholly-owned subsidiaries and majority-owned ventures where the Company has unilateral operating and financial control are consolidated. Those ventures where the Company exercises significant influence, but does not exercise unilateral operating and financial control are accounted for by the equity method. The Company has certain majority-owned and 50% owned ventures that are accounted for by the equity method as a result of minority shareholder rights, super majority voting conditions, or other considerations that prevent the Company from obtaining unilateral control of the venture. All significant inter-company accounts and transactions are eliminated upon consolidation.

         The Company recognizes profits and losses in accordance with its underlying ownership percentage or allocation percentage as specified in the agreements with its partners; however, the Company recognizes 100% of the losses in ventures where the Company bears all of the financial risk. When such ventures become profitable, the Company recognizes 100% of the profits until such time as the excess losses previously recognized have been recovered.

         Results of subsidiaries acquired and accounted for by the purchase method have been included in operations from the relevant date of acquisition.

         Foreign Currency Translation

         Each of the legal entities domiciled in the CIS maintains its records and prepares its financial statements in the local currency (either Russian rubles or Ukrainian hryvna) in accordance with the requirements of accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in the CIS in that they reflect certain adjustments, recorded on the Company's CIS legal entities' books, which are appropriate to present the financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The principal adjustments are related to foreign currency translation, deferred taxation, consolidation, and depreciation and valuation of property and equipment.

         The Company follows a translation policy in accordance with US Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," (as amended by SFAS No. 130, "Reporting Comprehensive Income"). The temporal method for translating assets and liabilities is used for translation of the Company's legal entities domiciled in the CIS. Accordingly, monetary assets and liabilities are translated at current exchange rates while non-monetary assets and liabilities are translated at their historical rates. Income and expense accounts are translated at average monthly rates of exchange. The resultant translation adjustments are included in the operations of the subsidiaries and ventures.

         All foreign currency gains and losses recognized in the operations of consolidated subsidiaries are included in the Company's statement of operations as "foreign currency losses." The Company's proportionate share of all foreign currency gains and losses recognized in the operations of ventures accounted for by the equity method of accounting are recognized in the Company's statement of operations as "equity in earnings of ventures".

         The local currencies of the countries located within the CIS are not convertible outside the territory of the respective countries. Official exchange rates are determined daily by the respective Central Banks and were considered to be reasonable approximations of market rates until mid-August 1998. Since that date, liquidity in the currency trading and interbank trading has varied. As a result, the market rates have fluctuated significantly and have, at times, diverged from the official rates. Nonetheless, the various market-related rates are based on the official rates. Accordingly, the respective official rates have been used for translation purposes in these financial statements. The translation of local currency denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

         Cash and Cash Equivalents

         The Company classifies cash on hand and deposits in banks, including commercial paper, money market accounts, and any other investments with an original maturity of three months or less, that the Company may hold from time to time, as cash and cash equivalents. The Company had $8.1 million and $27.5 million of restricted cash at December 31, 1997 and 1998, respectively. The restricted cash is primarily related to cash held in escrow at a financial institution for the collateralization of debt obligations that certain of the Company's equity ventures have borrowed from such financial institution.

         Inventories

         Inventories are stated at the lower of cost or market. Cost is computed on a specific identification basis.

         Property and Equipment

         Property and equipment is stated at cost. Depreciation is calculated on a straight-line basis over the lesser of the estimated lives, ranging from five to ten years for telecommunications equipment and three to five years for furniture, fixtures and equipment and other property, or their contractual term. Construction in process reflects amounts incurred for the configuration and build-out of telecommunications equipment not yet placed into service. Maintenance and repairs are charged to expense as incurred.

         Goodwill and Intangible Assets

         Goodwill represents the excess of acquisition costs over the fair market value of the net assets of acquired businesses, and is being amortized on a straight-line basis over their estimated useful lives, generally five to ten years. Intangible assets, principally telecommunications service contracts and licenses, are amortized on a straight-line basis over the lesser of their estimated useful lives, generally three to five years, or their contractual term. In accordance with Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets," the Company continues to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits of its intangible assets.

         Long-Lived Assets

         In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," long-lived assets to be held and used by the Company are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques. No impairment expense was recognized in 1996, 1997 or 1998.

         Income Taxes

         The Company uses the liability method of accounting for income taxes. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis as reported in the consolidated financial statements. The Company does not provide for deferred taxes on the undistributed earnings of its foreign companies, as such earnings are intended to be reinvested in those operations permanently. Prior to its formation, the Company was functioning as operating units of GTS and was included in the consolidated tax return of GTS.

         Revenue Recognition

         The Company records as revenue the amount of telecommunications services rendered, as measured primarily by the minutes of traffic processed, after deducting an estimate of the traffic that will be neither billed nor collected. Revenue from service contracts is accounted for when the services are provided. Billings received in advance of service being performed are deferred and recognized as revenue as the service is performed. Revenues are stated net of any value-added taxes ("VAT") charged to customers. Certain other taxes that are based on revenues earned were incurred at rates ranging from 1.5% to 4.0% during 1996, 1997 and 1998, and have been included in operating expenses since these taxes are incidental to the revenue cycle.

         Pro forma Net Loss Per Share

         Pro forma net loss per share has been computed pursuant to the provisions of SFAS No. 128, "Earnings Per Share," which requires the Company to present basic and diluted earnings per share for all years presented. The Company's pro forma net loss per share calculation (basic and diluted) is based upon the number of shares of the Company issued to GTS upon formation and are considered to be outstanding for all periods presented. There are no reconciling items in the numerator or denominator of the Company's pro forma net loss per share calculation.

         Comprehensive Income

         On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from non-owner sources. For the years ended December 31, 1996, 1997 and 1998, comprehensive income for the Company is equal to net income.

         Off Balance Sheet Risk and Concentration of Credit Risk

         Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, most of which is maintained in several foreign-owned and, to a lesser extent, local financial institutions within the CIS. The Company extends credit to various customers and establishes an allowance for doubtful accounts for specific customers that it determines to have significant credit risk.

         On August 17, 1998 the exchange rate of the Russian ruble, relative to other currencies, declined significantly. It is anticipated that the ruble will continue to devalue. Due to the devaluation, there is an ongoing risk that many Russian banks may be declared bankrupt. Deposits held at Russian banks, other than Sberbank, are not insured by the Russian government. The last official exchange rate prior to the suspension of trading on August 17, 1998 was 6.2725 rubles per US dollar. The official exchange rate as of December 31, 1998 and June 18, 1999 was 20.65 rubles and 24.23 per US dollar, respectively. The Company has taken and intends to continue to take actions that may minimize the unfavorable effect of a continued ruble devaluation.

         Stock-Based Compensation

         Prior to its formation, certain employees of the Company participated in one or more of the stock option plans of GTS.

         The Company will follow the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for its plan. SFAS No. 123 establishes a fair value method of accounting for employee stock options and similar equity instruments. The fair value method requires compensation cost to be measured at the grant date based on the value of the award and is recognized over the service period. SFAS No. 123 generally allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of APB No. 25, "Accounting for Stock Issued to Employees." The Company will elect to account for its stock-based compensation in accordance with the provisions of APB No. 25 and present pro forma disclosures of net loss as if the fair value method had been adopted.

         Use of Estimates in Preparation of Financial Statements

         The preparation of these consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 3: VENTURE TRANSACTIONS

         During 1998, the Company increased its ownership interest in several of its previously existing ventures by either buying all or part of the minority shareholders' interest in these ventures. These transactions have enabled the Company to consolidate certain ventures that were previously accounted for following the equity method of accounting. The Company has executed these transactions by paying cash and has accounted for these transactions under the purchase method of accounting, and as such, any purchase price paid over net tangible assets acquired has been reflected as goodwill, which is being amortized on a straight-line basis for a period of five years.

         In February 1998, the Company acquired the remaining interest in Sovam Teleport ("Sovam") for cash consideration of $5.0 million. The Company's 1998 financial statements reflect the allocation of the purchase price, and as such, the Company recorded approximately $4.6 million of goodwill.

         In July 1998, the Company acquired the remaining interest in GTS Vox Ltd., the holding company for TCM, for cash consideration of $37.0 million. The Company's 1998 financial statements reflect the allocation of the purchase price, and as such, the Company has recorded approximately $30.2 million in goodwill.

         In June 1998, the Company increased its beneficial interest in Golden Telecom LLC ("Golden Telecom (Ukraine)") to 56.7% from 24.5% for cash consideration of approximately $9.8 million. The Company's 1998 financial statements reflect the allocation of the purchase price, and as such, the Company recorded approximately $1.4 million in goodwill.

         The following unaudited pro forma combined results of operations for the Company gives effect to the Sovam, TCM and Golden Telecom (Ukraine) business combinations as if they had occurred at the beginning of each period presented (in thousands, except per share data). These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future:

                                                FOR THE YEAR ENDED
                                                   DECEMBER 31,
                                             ------------------------
                                                1997           1998
                                             ---------      ---------
                                                  (in thousands)
Revenues ...............................     $  79,706      $ 117,367

Net loss ...............................        (9,530)       (32,832)

Net loss per common share ..............     $              $

NOTE 4: INVESTMENTS IN AND ADVANCES TO VENTURES

         The Company has various investments in ventures that are accounted for by the equity method. The Company's ownership percentages in its equity method investments range from 50% to 70%. The Company has no investments in ventures that are accounted for by the cost method.

         The components of the Company's investments in and advances to ventures are as follows:


                                                                                                DECEMBER 31,
                                                                                          ----------------------
                                                                                            1997          1998
                                                                                          --------      --------
                                                                                              (IN THOUSANDS)
Equity in net assets acquired                                                             $ 29,656      $ 10,006
Excess of investment cost over equity in net assets acquired net of amortization of $4,851 and $3,752 at December 31, 1997 and
  1998, respectively                                                                         7,582         1,512
Accumulated earnings recognized                                                             20,178        20,737
Dividends                                                                                   (3,848)         (706)
Cash advances and other                                                                     20,764        14,970
                                                                                          --------      --------
          Total investments in and advances to ventures                                   $ 74,332      $ 46,519
                                                                                          ========      ========

         In applying the equity method of accounting, the Company's policy is to amortize the excess of investment cost over equity in net assets acquired based upon an assignment of the excess to the fair value of the venture's identifiable tangible and intangible assets, with any unassigned amounts designated as goodwill. The Company then amortizes the allocated costs in accordance with its policies defined in Note 2, "Summary of Significant Accounting Policies."

         The Company has financed the operating and investing cash flow requirements of several of its ventures in the form of cash advances. The Company anticipates that these ventures will generate sufficient cash inflows for the repayment of the cash advances as their businesses mature. Also, due to the long-term nature of the anticipated repayment period and the potential risk associated with the repatriation of the cash advances, the Company has aggregated its investments in and cash advances to the ventures.

         The Company's share of the ventures' foreign currency translation adjustments is reflected in the investment accounts.

               CHANGES IN THE INVESTMENTS IN AND ADVANCES TO VENTURES

         The changes in the investments in and advances to ventures are as follows:


                                                                                                       DECEMBER 31,
                                                                                                 ----------------------
                                                                                                   1997          1998
                                                                                                 --------      --------
                                                                                                     (IN THOUSANDS)
Balance, at beginning of period ............................................................     $ 50,188      $ 74,332

Equity in net assets acquired ..............................................................       29,656        10,372
  Excess of investment cost over equity in net assets acquired .............................        4,340        48,125
  Dividends ................................................................................       (3,848)         (706)
  Cash advances (repayments) and other......................................................      (18,432)        1,542
  Effect of consolidating equity method companies ..........................................           --       (89,705)
                                                                                                 --------      --------
                                                                                                   11,716       (30,372)

  Equity ownership in earnings .............................................................       15,711         6,914
  Excess losses recognized over amount attributable to ownership interest ..................       (2,043)       (2,253)
  Interest income on advances ..............................................................        1,767           932
  Amortization of excess of investment cost over equity in net assets acquired .............       (3,007)       (3,034)
                                                                                                 --------      --------
                                                                                                   12,428         2,559
                                                                                                 --------      --------

Balance, at end of period ..................................................................     $ 74,332      $ 46,519
                                                                                                 ========      ========

         For all periods presented through December 31, 1998, the significant investments accounted for under the equity method and the percentage interest owned consist of the following:


                                                   Equity Method Entities
                                                   ----------------------
                                         Period                               Ownership
                                         ------                               ---------
EDN Sovintel                              All                                    50%
TeleRoss Ventures                         All                                    50%
Vostok Mobile Ventures                    All                                  50%-70%
Sovam                             Through January 1998                         66.67%
TCM                                Through June 1998                             50%
Golden Telecom (Ukraine)           Through June 1998                           24.5%


         Sovam, TCM and Golden Telecom (Ukraine) are all accounted for using the consolidation method subsequent to the dates indicated above.

         The following tables present condensed financial information of the Company's ventures that are accounted for by the equity method of accounting as of December 31, 1997 and 1998.


                                                                      YEAR ENDED DECEMBER 31, 1997
                                                          ----------------------------------------------------

                                                          MAJORITY OWNED       50% OR LESS      TOTAL EQUITY
                                                             VENTURES        OWNED VENTURES    METHOD VENTURES
                                                          --------------     --------------    ---------------
                                                                             (IN THOUSANDS)
Revenue............................................          $52,496            $159,651           $212,147
Gross margin.......................................           19,792              82,990            102,782
Net income.........................................           10,161              20,110             30,271
Equity in net losses...............................            7,233               8,477             15,710
Current assets.....................................           16,640              52,972             69,612
Total assets.......................................           33,635             160,362            193,997
Current liabilities................................           16,945              57,512             74,457
Total liabilities..................................           20,263              84,743            105,006
Net assets.........................................           13,372              75,619             88,991
Ownership interest in equity in net assets.........            9,528              47,342             56,870


                                                                      YEAR ENDED DECEMBER 31, 1997
                                                          ----------------------------------------------------

                                                          MAJORITY OWNED       50% OR LESS      TOTAL EQUITY
                                                             VENTURES        OWNED VENTURES    METHOD VENTURES
                                                          --------------     --------------    ---------------
                                                                             (IN THOUSANDS)
Revenue                                                      $ 4,306           $168,422           $172,728
Gross margin.......................................            1,889             75,549             77,438
Net (loss) income..................................             (187)             4,611              4,424
Equity in net (losses) earnings....................              (51)               122                 71
Current assets.....................................              953             41,806             42,759
Total assets.......................................            7,837            136,658            144,495
Current liabilities................................            3,431             50,880             54,311
Total liabilities..................................            6,975             68,175             75,150
Net assets.........................................              862             68,481             69,343
Ownership interest in equity in net assets.........              548                122                670

NOTE 5: SUPPLEMENTAL BALANCE SHEET INFORMATION


                                                                     DECEMBER 31
                                                                 -------------------
                                                                   1997        1998
                                                                 -------     -------
Accounts receivable consists of:
  Trade accounts receivable ................................     $ 9,779     $15,420
  Value added taxes receivable .............................       1,857       1,276
  Other receivables ........................................         643         916
                                                                 -------     -------
                                                                  12,279      17,612
  Less: allowance for doubtful accounts ....................       3,947       4,208
                                                                 -------     -------
          Total accounts receivable, net ...................     $ 8,332     $13,404
                                                                 =======     =======

Other assets consists of:
  Inventories ..............................................     $ 4,256     $ 4,216
  Other assets .............................................         266       1,073
                                                                 -------     -------
          Total other assets ...............................     $ 4,522     $ 5,289
                                                                 =======     =======

Property and equipment consists of:
  Telecommunications equipment .............................     $19,476     $55,219
  Furniture, fixtures and equipment ........................       2,646       7,224
  Other property ...........................................         549       3,880
  Construction in process ..................................         138       5,044
                                                                 -------     -------
                                                                  22,809      71,367
Less: accumulated depreciation .............................       5,997      19,181
                                                                 -------     -------
          Total property and equipment, net ................     $16,812     $52,186
                                                                 =======     =======

Goodwill and intangible assets consists of:
  Goodwill .................................................     $11,271     $78,761
  Other intangibles ........................................       3,318      16,673
                                                                 -------     -------
                                                                  14,589      95,434
  Less: accumulated amortization ...........................       3,940      23,510
                                                                 -------     -------
          Total goodwill and intangible assets, net ........     $10,649     $71,924
                                                                 =======     =======

Accounts payable and accrued expenses consists of:
  Accounts payable .........................................     $ 2,082     $10,570
  Interest payable .........................................          --         964
  Income taxes .............................................         508       4,206
  Accrued compensation .....................................       1,037       1,764
  Accrued other taxes ......................................         778       1,912
  Other accrued expenses ...................................       1,805       6,354
                                                                 -------     -------
          Total accounts payable and accrued expenses ......     $ 6,210     $25,770
                                                                 =======     =======

NOTE 6: DEBT OBLIGATIONS

         Company debt consists of:


                                                                        DECEMBER 31,
                                                                    -------------------
                                                                      1997        1998
                                                                    -------     -------
                                                                      (IN THOUSANDS)
Citibank General Credit Agreement .............................     $   150     $12,665
Siemens Equipment Agreement ...................................          --       3,440
Motorola Equipment Agreement ..................................          --       8,354
Other short-term indebtedness .................................       1,475          --
                                                                    -------     -------
                                                                      1,625      24,459
Less: debt maturing within one year ...........................       1,475       3,018
                                                                    -------     -------
          Total long-term debt ................................     $   150     $21,441
                                                                    =======     =======


         Aggregate maturities of long-term debt, as of December 31, 1998, are as follows: 1999 -- $3.0 million, 2000 -- $16.3 million, 2001 -- $3.1 million, and
2002 -- $2.1 million.

         The Company paid interest of $0.2 million, $0.3 million and $1.9 million in 1996, 1997, and 1998, respectively.

         In September 1997, the Company's finance subsidiary entered into a $30.0 million credit facility with Citibank. Drawings outstanding under this agreement by the Company's consolidated ventures totaled $0.2 million and $12.7 million at December 31, 1997 and 1998, respectively. Total borrowings outstanding by all entities under the Citibank General Credit Agreement totaled $4.7 and $27.4 million at December 31, 1997 and 1998, respectively. All amounts outstanding under this agreement are due September 30, 2000 and are fully collateralized by the Company's restricted cash. The loan is subject to certain covenants which require all contracted companies to be in compliance. The companies were in compliance with these covenants as of December 31, 1998. The loan carries interest at a rate equal to the three-month London Inter-Bank Offering Rate ("LIBOR") rate plus 5.0 percent per annum (equivalent to 10.08% at December 31, 1998).

         In November 1996, Golden Telecom (Ukraine) entered into an agreement with Siemens GmbH, which was amended to include MKM Telekom (a subsidiary of Siemens) (collectively referred to as the "Siemens equipment agreement") whereby Golden Telecom (Ukraine) could purchase up to 8.6 million Deutsche Marks (DM) of certain equipment from Siemens. The terms allowed Golden Telecom (Ukraine) to finance up to 70% of this amount. Golden Telecom (Ukraine) is required to make semiannual principal payments plus accrued interest for three years beginning six months after completion of installation of such equipment. Amounts outstanding under this agreement totaled 5.8 million DM ($3.4 million) at December 31, 1998. The agreement carries interest at a rate equal to the LIBOR rate plus 4.5 percent per annum (equivalent to 8.375% at December 31, 1998).

         In June 1996, Golden Telecom (Ukraine) entered into an agreement with Motorola Corporation (the "Motorola equipment agreement") whereby Golden Telecom (Ukraine) could purchase up to $20.0 million of certain equipment from Motorola. Through December 31, 1998, the Company had purchased $13.5 million of equipment under this agreement. Golden Telecom (Ukraine) is required to make semiannual payments plus accrued interest beginning six months after completion of installation of such equipment. Amounts outstanding under this agreement totaled $8.4 million at December 31, 1998. The agreement carries interest at a rate equal to the LIBOR rate plus 3.0 percent per annum (equivalent to 8.7% at December 31, 1998).

         Prior to June 30, 1998, amounts outstanding under the Siemens and Motorola equipment agreements were not included in the debt of the consolidated accounts of the Company. Effective June 30, 1998, the Company acquired a controlling interest in Golden Telecom (Ukraine) and, accordingly, amounts outstanding under these agreements were consolidated at December 31, 1998 (See
Note 3). Golden Telecom (Ukraine) also has an unused revolving $0.5 million credit facility that expires April 9, 1999.

         In 1996, certain non-consolidated joint ventures of the Company entered into a 4.0 million Netherlands Guilders ("NLG") credit facility which is guaranteed by Vostok Mobile B.V., a subsidiary of the Company. Borrowings outstanding by the regional joint ventures totaled NLG 2.5 million ($1.3 million) at December 31, 1998.

         In 1997, certain non-consolidated joint ventures of the Company entered into a $30.7 million credit facility with Chase Manhattan Bank, which is guaranteed by Lucent Technologies. GTS has provided a guarantee to Lucent of 50% of the amounts guaranteed by Lucent to Chase. At December 31, 1998, $16.5 million was outstanding under this credit facility.


NOTE 7: SHAREHOLDERS' EQUITY

               COMMON STOCK

         On June 10, 1999, the Company issued one thousand shares of $0.01 par common stock to GTS. The accompanying financial statements have been prepared with the assumption that these shares were outstanding for all periods presented.

         The Company does not intend to pay dividends on common stock in the foreseeable future. In addition, certain of the Company's financing agreements include covenant restrictions precluding the payment of dividends by the Company.


NOTE 8: STOCK OPTION PLANS

         Prior to the formation of the Company, certain employees participated in one or more of the stock option plans of GTS. As a result of changes made to certain individual GTS option agreements in 1997, the Company has recorded a $2.2 million expense for the year ended December 31, 1997. No such expenses were incurred for the years ended December 31, 1996 or 1998.

         The Company intends to establish a stock option plan similar to the principal option plan of GTS. It is the Company's intention to offer options to key employees and members of the Board of Directors of the Company. No charge to operations is expected to result from options issued under this new plan.


NOTE 9: EMPLOYEE BENEFIT PLAN

         Prior to the formation of the Company, certain employees participated in the GTS 401(k) retirement savings plan (the "Savings Plan") covering all US citizen employees. The Savings Plan qualifies under section 401(k) of the Internal Revenue Code and, as such, participants may defer pretax income in accordance with federal income tax limitations. GTS provides a 50% matching contribution on the first 5% contributed by the employee. GTS may also, at its discretion, make non-matching contributions. Both matching and non-matching contributions by GTS vest 100% after three years of service. The Company's expense under the Savings Plan for the Company's employees was approximately $30,000, $32,000 and $40,000 for the years ended December 31, 1996, 1997 and
1998, respectively. GTS made no discretionary (non-matching) contributions for the years ended December 31, 1996, 1997 or 1998.

         The Company intends to establish a 401(k) retirement Savings Plan similar to the GTS Savings Plan.

NOTE 10: INCOME TAXES

         The components of loss before income taxes and minority interest were as follows:


                                                               YEAR ENDED DECEMBER 31,
                                                       ------------------------------------
                                                         1996          1997          1998
                                                       --------      --------      --------
                                                                    (IN THOUSANDS)
Pretax loss:
  Domestic .......................................     $ (3,442)     $ (4,976)     $ (8,210)
  Foreign ........................................      (11,743)       (2,260)      (19,210)
                                                       --------      --------      --------
                                                       $(15,185)     $ (7,236)     $(27,420)
                                                       ========      ========      ========

         For the years ended December 31, 1996, 1997 and 1998, the Company recorded $0.3 million, $0.6 million, and $5.2 million respectively, in income tax expense that related exclusively to its current provision for foreign taxes.

         The Company paid foreign income taxes of $0.0 million, $0.1 million and $5.4 million in 1996, 1997 and 1998, respectively.

         The Company has not recorded a domestic provision for income taxes as, prior to its formation, the Company was functioning as operating units of GTS. The domestic US based subsidiaries of the Company (the "US subsidiaries") were wholly-owned subsidiaries of GTS and accordingly, were included in GTS' US consolidated income tax returns. Under the previous structure, had the US subsidiaries filed a consolidated US income tax return (which is required upon formation of the Company), the Company would have incurred income taxes of $1.7 million, $2.9 million, and $2.9 million for years ended December 31, 1996, 1997 and 1998, respectively. However, as a component of the formation of the Company, certain elections and transactions have been made that would have eliminated any US income tax liabilities incurred under the previous structure. Although no provision for domestic US taxes has been recorded in the accompanying financial statements, the Company's future effective tax rate will depend largely on its structure and tax strategies as a separate, independent company.

         Effective upon the formation of the Company, any taxable income or losses recorded is reported on the Company's consolidated income tax return. The Company was allocated its proportionate share of GTS' US net operating loss carryforwards. A valuation allowance has been established by the Company, due to management's estimate of the future benefits of these amounts that are less likely than not to be realized. Accordingly, there was no impact in the accompanying financial statements.

         The reconciliation of the US statutory federal tax rate of 35.0% to the Company's effective tax rate is as follows:


                                                                   YEAR ENDED DECEMBER 31,
                                                                 --------------------------
                                                                 1996       1997       1998
                                                                 ----       ----       ----
Taxes at US statutory rates ................................     35.0%      35.0%      35.0%
Foreign income taxes .......................................     (1.9)      (8.9)     (18.9)
Foreign operating losses with no related tax benefit .......     35.0       35.0       35.0
                                                                 ----       ----      -----
                                                                 (1.9)%     (8.9)%    (18.9)%
                                                                 ====       ====      =====

Deferred tax assets and liabilities are recorded based on temporary differences between earnings as reported in the financial statements and earnings for income tax purposes. The following table summarizes major components of the Company's deferred tax assets and liabilities:

                                                                         DECEMBER 31,
                                                                    --------------------
                                                                      1997         1998
                                                                    -------      -------
                                                                        (IN THOUSANDS)
Deferred Tax Assets:
  Net operating loss carry-forwards ...........................     $ 3,119      $ 6,300
  Other deferred tax assets ...................................         700          700
                                                                    -------      -------
Total deferred tax asset ......................................       3,819        7,000
  Less: valuation allowance ...................................      (3,819)      (7,000)
                                                                    -------      -------
          Total ...............................................     $    --      $    --
                                                                    =======      =======

         As of December 31, 1998, the Company had net operating loss carryforwards for US federal income tax purposes of approximately $18.0 million expiring in fiscal years 2010 through 2018. Because of the "change in ownership" provisions of the Tax Reform Act of 1986, the utilization of the Company's net operating loss carryforwards may be subject to an annual limitation.

         Certain of the Company's consolidated foreign ventures have foreign tax loss carryforwards in excess of $27.2 million. These tax los carryforwards are typically denominated in the local currency, subject to annual limitations and expire in fiscal years 1999 through 2003. The Company's financial statements do not reflect any provision for benefits that might be associated with such loss carryforwards.

         GTS' investment in EDN Sovintel has historically been treated for US tax purposes as a partnership and, therefore, GTS' share of EDN Sovintel's income has flowed through to the GTS' consolidated federal income tax return on a current basis. However, as part of the formation of the Company and the transfer of ownership rights in EDN Sovintel to the Company, the Company elected to treat it's ownership in EDN Sovintel as a corporation for US tax purposes; accordingly, such undistributed future earnings of EDN Sovintel will be treated consistent with the Company's investments in other foreign entities. Undistributed earnings of the Company's other foreign investments are considered to be indefinitely reinvested and, accordingly, no provision for US federal and state income taxes, or foreign withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to foreign withholding taxes and US income taxes (subject to reduction for foreign tax credits).


NOTE 11: COMMITMENTS AND CONTINGENCIES

         LEASES

         The Company has various cancelable and non-cancelable operating lease agreements for equipment and office space with terms ranging from one to five years. Rental expense for operating leases aggregated $1.1 million, $1.0 million, and $2.5 million for the years ended December 31, 1996, 1997 and 1998, respectively.

         Future minimum lease payments under non-cancelable operating leases with terms of one year or more, as of December 31, 1998, are as follows: 1999 -- $2.0 million, 2000 -- $2.0 million, 2001 -- $2.0 million, 2002 -- $2.0 million, and 2003 -- $2.0 million.

         OTHER COMMITMENTS AND CONTINGENCIES

         The Company's non-consolidated ventures have future purchase commitments amounting to $1.2 million as of December 31, 1998.

         In the ordinary course of business, the Company has issued financial guarantees on debt for the benefit of certain of its non-consolidated ventures. The total amounts guaranteed at December 31, 1998 were approximately $9.5 million.

         MAJOR CUSTOMERS

         There were no major customers in 1996 or 1997 and in 1998, the Company had one major customer, representing $17.4 million, or 20%, of total revenues.

         TAX MATTERS

         The taxation systems within the various countries of the CIS ("CIS Taxes") are evolving as the respective governments transform from command to market-oriented economies. The various CIS governments have introduced and continue to introduce new tax and royalty laws and related regulations. These laws and regulations are not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and other governmental bodies. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and other governmental bodies are not unusual.

         The Company's policy is to accrue for contingencies in the accounting period in which a liability is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the CIS Taxes, the Company's final CIS Taxes may be in excess of the estimated amount expensed to date and accrued at December 31, 1996, 1997, and 1998. It is the opinion of management that the ultimate resolution of the Company's CIS Tax liability, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of this contingency, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

         In various foreign jurisdictions, the Company is obligated to pay value added taxes ("VAT") on the purchase or importation of assets, and for certain other transactions. In many instances, VAT can be offset against VAT the Company collects and otherwise would remit to the tax authorities, or may be refundable. Because the law in some jurisdictions is unclear, the local tax authorities could assert that the Company is obligated to pay additional amounts of VAT. In the opinion of management, any additional VAT the Company may be obligated to pay would not be material.


NOTE 12: RELATED PARTY TRANSACTIONS

         Golden Telecom and GTS will enter into agreements providing for the separation of the companies and governing various relationships between Golden Telecom and GTS, including a separation agreement, employee programs agreement, registration rights agreement and shared services agreement. Subsequent to the offering, Golden Telecom will be required to manage these functions and will be responsible for the expenses associated with the operations of a public company.

         Pursuant to a 1995 purchase agreement, the Company received its interest in GTS-Vox Limited, the intermediate holding company of TCM, in exchange for a note in the principal amount of $0.7 million issued to the sellers and certain additional consideration to its partners payable in the form of either cash or Common Stock of GTS based upon its financial performance. The Company paid the note in 1996. On January 17, 1997, the agreement was amended such that the consideration would only be in the form of the issuance of Common Stock of GTS. In the first quarter of 1997, pursuant to this agreement GTS issued 504,600 common shares at the then current fair market value of $13.33 per share.

         In April 1996, the Company entered into an agreement with First NIS Regional Fund SICAF, an affiliate of Baring International Investment Management Limited ("Barings"), to acquire a 29% effective interest in Golden Telecom (Ukraine), a Ukrainian limited liability company. Such acquisition closed in May 1996. Barings funded $4.5 million to be applied towards the purchase of the interest in Golden Telecom (Ukraine). Barings could exercise an option to convert its initial investment into 438,311 shares of GTS Common Stock at an exercise price of $10.27.

In June 1997 the agreement was amended, such that Barings funded an additional $4.1 million to be applied to Golden Telecom (Ukraine). In connection with a restructuring of Golden Telecom (Ukraine), the agreement was further amended in June 1998 to restructure the capital and ownership of Golden Telecom (Ukraine). Pursuant to such amendment Barings exercised and received 713,311 Shares of GTS Common Stock and made an additional investment of $5.75 million to be applied toward Golden Telecom (Ukraine)'s capital expenditure and operating capital requirements. As a result of the June 1998 amendment, the Company increased its effective ownership interest in Golden Telecom (Ukraine) to approximately 57%. Affiliates of Barings, which consist primarily of investment funds and trusts, are shareholders of GTS.

         In September 1997, the Company acquired from its minority partner, Tricor B.V., their 49% ownership interest in Vostok Mobile B.V., the Company's intermediate holding company that has investment interests, between 50% and 100%, in eleven cellular operating companies, for total consideration of up to $7.7 million. Pursuant to the Company's agreement with Tricor B.V., the Company made payments of $5.3 million and $2.4 million in 1997 and 1999, respectively. Tricor B.V. is owned by three individuals, one of whom is the former chief executive officer of GTS Mobile Services (CIS).

         The Company derived revenue from non-consolidated affiliates of $2.7 million, $5.7 million and $6.6 million in 1996, 1997 and 1998, respectively.


NOTE 13: SEGMENT INFORMATION

         The Company operates in two segments within the telecommunications industry. The industry consists of a wide range of telecommunications services to international business customers, including long distance voice and data services and electronic messaging services. As a result of the planned initial public offering of the Company's stock and a change in management's focus, there may be three segments in the future as opposed to two. The Company has adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The following table presents consolidated financial information segmented by the Company's lines of businesses for 1996, 1997 and 1998. Transfers between lines of businesses were not considered material for disclosure purposes.

LINE OF BUSINESS DATA:

         CONSOLIDATED:


                                              BUSINESS        MOBILE        CORPORATE,
                                              SERVICES       SERVICES         OTHER &
                                                CIS            CIS         ELIMINATIONS      TOTAL
                                             ---------      ---------      ------------   ---------
                                                                     (IN THOUSANDS)
Year Ended December 31, 1996
Total revenue ..........................     $   9,211      $   3,485      $     444      $  13,140
Gross margin ...........................           817          1,809            431          3,057
Selling general and administrative .....         8,278          5,992          3,416         17,686
Net loss ...............................        (3,084)        (9,777)        (2,610)       (15,471)
Identifiable assets ....................        71,138         25,126         (3,715)        92,549
Liabilities ............................        69,530         41,297        (90,493)        20,334
Net (liabilities)/assets ...............         1,608        (16,171)        86,778         72,215

Year Ended December 31, 1997
Total revenue ..........................     $  24,732      $   2,313      $     153      $  27,198
Gross margin ...........................         6,233            351            194          6,778
Selling general and administrative .....        11,458          3,290          6,501         21,249
Net income (loss) ......................         1,085         (5,953)        (3,015)        (7,883)
Identifiable assets ....................        69,388         26,719         33,513        129,620
Liabilities ............................        38,022         19,143        (43,113)        14,052
Net assets .............................        31,366          7,576         76,626        115,568

Year Ended December 31, 1998
Total revenue ..........................     $  75,394      $   9,818      $     874      $  86,086
Gross margin ...........................        36,119          6,234            159         42,512
Selling general and administrative .....        26,075         11,357          7,895         45,327
Net loss ...............................       (13,839)       (17,595)        (2,210)       (33,644)
Identifiable assets ....................       169,998         51,659         14,192        235,849
Liabilities ............................        89,721         47,571        (78,219)        59,073
Net assets .............................        80,277          4,088         92,411        176,776

                              GOLDEN TELECOM, INC.
                   Condensed Consolidated Financial Statements
                          For the First Quarter of 1999
                                   (Unaudited)

                              GOLDEN TELECOM, INC.
                      Condensed Consolidated Balance Sheets
                                   (unaudited)



                                                                               December 31,   March 31,
                                                                                  1998          1999
                                                                               -----------    ---------
                                                                          (in thousands, except share data)
ASSETS

Current assets
Cash and cash equivalents                                                      $  14,164      $  15,330
Accounts receivable, less allowance for doubtful accounts of $4,208 and
   $4,377 at December 31, 1998 and March 31, 1999, respectively                   13,404         15,572
Prepaid expenses                                                                   4,643          4,374
Other assets                                                                       5,289          4,199
                                                                               ---------      ---------

Total current assets                                                              37,500         39,475

Property and equipment, net of accumulated depreciation of $19,181 and
  $22,196 at December 31, 1998 and March 31, 1999, respectively                   52,186         54,714
Investments in and advances to ventures                                           46,519         45,087
Goodwill and intangible assets, net of accumulated amortization of $23,510
  and $27,723 at December 31, 1998 and March 31, 1999, respectively               71,924         66,078
Restricted cash and other non-current assets                                      27,720         26,970
                                                                               ---------      ---------

TOTAL ASSETS                                                                   $ 235,849      $ 232,324
                                                                               =========      =========


LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities

Accounts payable and accrued expenses                                          $  25,770      $  23,571
Debt maturing within one year                                                      3,018          4,063
Other current liabilities                                                          5,674          5,674
                                                                               ---------      ---------
Total current liabilities                                                         34,462         33,308
Long-term debt, less current portion                                              21,441         21,396
Taxes and other non-current liabilities                                            3,170          2,632
                                                                               ---------      ---------

TOTAL LIABILITIES                                                                 59,073         57,336


COMMITMENTS AND CONTINGENCIES

Minority interest                                                                  7,993          8,452

SHAREHOLDER'S EQUITY

Common stock, $0.01 par value (1,000 shares authorized;
     1,000 and shares issued and outstanding
     at December 31, 1998 and March 31, 1999)
Additional paid-in capital                                                       241,881        247,410
Accumulated deficit                                                              (73,098)       (80,874)
                                                                               ---------      ---------

TOTAL SHAREHOLDER'S EQUITY                                                       168,783        166,536
                                                                               ---------      ---------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                     $ 235,849      $ 232,324
                                                                               =========      =========

                              GOLDEN TELECOM, INC.
                Condensed Consolidated Statements of Operations
                                   (unaudited)


                                                                  Three Months    Three Months
                                                                 Ended March 31, Ended March 31,
                                                                      1998            1999
                                                                 --------------  ---------------
                                                              (in thousands, except per share data)
REVENUES, NET:

   Telecommunication services                                         $ 12,255      $ 23,426
   Equipment sales                                                       1,502           759
                                                                      --------      --------
                                                                        13,757        24,185
OPERATING COSTS AND EXPENSES:

   Cost of revenues:
      Telecommunication services                                         7,413         8,640
      Equipment sales                                                    1,520           686
   Selling, general and administrative                                   8,791         8,638
   Depreciation and amortization                                         1,809         5,962
   Equity in (earnings) losses of ventures                              (4,405)        4,413
                                                                      --------      --------
LOSS FROM OPERATIONS                                                    (1,371)       (4,154)

OTHER INCOME/(EXPENSE):

   Interest income                                                          --           759
   Interest expense                                                       (704)         (580)
   Foreign currency losses                                                 (38)         (742)
                                                                      --------      --------
                                                                          (742)         (563)
                                                                      --------      --------
Net loss before income taxes and minority interest                      (2,113)       (4,717)
Income taxes                                                               193         2,600
                                                                      --------      --------
Net loss before minority interest                                       (2,306)       (7,317)
Minority interest                                                           --          (459)
                                                                      --------      --------
NET LOSS                                                              $ (2,306)     $ (7,776)
                                                                      ========      ========

Pro forma net loss per share                                          $             $
                                                                      ========      ========
Weighted average common shares outstanding
                                                                      ========      ========

                              GOLDEN TELECOM, INC.

                Condensed Consolidated Statements of Cash Flows

                                   (unaudited)


                                                                              Three Months    Three Months
                                                                             Ended March 31, Ended March 31,
                                                                                  1998            1999
                                                                             --------------  --------------
                                                                                      (in thousands)
OPERATING ACTIVITIES
Net loss                                                                         $ (2,306)     $ (7,776)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:
   Depreciation and amortization                                                    1,809         5,962
   Equity in (earnings) losses of ventures, net of dividends received              (4,405)        4,413
   Minority interest                                                                   --           459
   Foreign currency losses                                                             38           742
   Other                                                                              226          (421)
   Changes in assets and liabilities, excluding effects of
     acquisitions and ventures:
         Accounts receivable                                                       (1,376)       (2,672)
         Accounts payable and accrued expenses                                      4,833        (2,662)
         Other changes in assets and liabilities                                      257         1,326
                                                                                 --------      --------


NET CASH USED IN OPERATING ACTIVITIES                                                (924)         (629)


INVESTING ACTIVITIES
   Acquisitions, net of cash acquired                                              (3,787)           --
   Investments in and advances to ventures, net of repayments                       2,815        (2,137)
   Purchases of property and equipment                                             (1,087)       (3,066)
   Restricted cash                                                                 (4,561)          750
                                                                                 --------      --------


NET CASH USED IN INVESTING ACTIVITIES                                              (6,620)       (4,453)


FINANCING ACTIVITIES
   Proceeds from debt                                                               3,512         1,229
   Repayments of debt                                                                  --          (230)
   Net proceeds from GTS                                                            4,575         5,527
                                                                                 --------      --------


NET CASH PROVIDED BY FINANCING ACTIVITIES                                           8,087         6,526

Effect of exchange rate changes on cash and cash equivalents                          (18)         (278)
                                                                                 --------      --------
Net increase in cash and cash equivalents                                             525         1,166
Cash and cash equivalents at beginning of period                                    3,934        14,164
                                                                                 --------      --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                       $  4,459      $ 15,330
                                                                                 ========      ========

                              GOLDEN TELECOM, INC.
              Notes to Condensed Consolidated Financial Statements
                                   (unaudited)

1.       FINANCIAL PRESENTATION AND DISCLOSURES

         On June 10, 1999, Golden Telecom, Inc. ("Golden Telecom" or "the Company") was incorporated in Delaware for the purpose of acting as a holding company, which as of the date of completion of its initial public offering will hold the operations of Global TeleSystems Group, Inc. ("GTS") entities within the Commonwealth of Independent States ("CIS"). Golden Telecom, a wholly-owned subsidiary of GTS, is a provider of a broad range of telecommunications services to businesses, other telecommunications service providers and consumers through its operation of voice and data networks, international gateways, local access and cellular networks and various value-added services in the CIS, primarily Russia.

         Prior to the reorganization, principally the transfer of ownership rights of GTS entities within the CIS (the "CIS entities") to the Company from GTS, the CIS entities were subsidiaries of GTS. As the CIS entities are under common control, the accompanying financial statements give effect to the reorganization as if it were a pooling of interest and have been presented on a carve-out basis and include the historical results of operations and assets and liabilities directly related to Golden Telecom and have been prepared from GTS' historical accounting records. No intangible assets are to be created and recorded as a result of this reorganization.

         The financial statements of the Company included herein are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial reporting and Securities and Exchange Commission regulations. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Significant intercompany affiliate account transactions have been eliminated; however, other adjustments may have been required had an audit been performed. In the opinion of management, the financial statements reflect all adjustments of a normal and recurring nature necessary to present fairly the Company's financial position, results of operations and cash flows for the interim periods. These financial statements should be read in conjunction with the Company's 1998 audited consolidated financial statements and the notes related thereto. The results of operations for the three months ended March 31, 1999 may not be indicative of the operating results for the full year.

         Many of the Company's operations are carried out through alliances with strategic local partners in the form of venture arrangements. Wholly-owned subsidiaries and majority-owned ventures where the Company has unilateral operating and financial control are consolidated within the Company's financial results and operations. Those ventures where the Company exercises significant influence, but does not exercise unilateral operating and financial control, are accounted for by the equity method. The Company has certain majority-owned investments that are accounted for by the equity method as a result of minority shareholder rights, super-majority voting conditions or other considerations that prevent the Company from obtaining unilateral control of the venture.

         The Company recognizes profits and losses in accordance with its underlying ownership percentage or allocation percentage as specified in the agreements with its partners; however, the Company recognizes 100% of the losses in ventures where the Company bears all of the financial risk. When such ventures become profitable, the Company recognizes 100% of the profits until such time as the excess losses previously recorded have been recovered.

Business Environment

         All of the Company's operating companies operate within the CIS. There is currently a high level of political and economic instability and uncertainty in the Russian Federation. As a result of the financial crisis in

                              GOLDEN TELECOM, INC.
              Notes to Condensed Consolidated Financial Statements
                                   (unaudited)


August 1998, financial markets were subject to significant downward adjustments. The national currency was severely devalued during the crisis and continued to deteriorate through the end of the year. The Russian banking system suffered significant liquidity problems, and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is negotiating forgiveness and/or restructuring of its external debt. Difficulties with the collection of budgeted tax revenues and fulfilling the significant pension and wages arrears to individuals in many regions and constituencies of the Russian Federation have continued. The financial crisis was further exacerbated by continuing political uncertainties over the development, and application, of existing and future legislation, tax regulations, and economic programs supported by the majority of political institutions and international funding agencies. These matters had a direct negative impact on the financial position and results of operations of the Company.

         In the telecommunications industry, the impact of the financial crisis has been more severe in the regions of Russia outside of Moscow and in the cellular business generally. The average monthly service revenue per subscriber and minutes of use in the Company's cellular businesses, which are all regionally-based, have declined significantly both since August 1998 for all of the Company's cellular businesses and continued during 1999 for certain of its cellular businesses. Accordingly, management has begun evaluating and assessing these conditions as they exist in the regional cellular businesses to determine the nature and scope of any actions it may consequently take. As part of the reorganization and transfer of ownership rights of CIS entities to the Company, GTS and the Company will complete a full evaluation of all such properties. This may include curtailing or abandoning certain businesses or other actions. However, this evaluation and assessment is not completed or near completion and, accordingly, no decisions have been taken by management. When completed, the Company may incur additional liabilities or adjust the carrying value of certain assets or both and such amounts may be material to the financial statements.

         The issues discussed above also raise significant uncertainties over the future operations of other parts of the Company's business. The Company's financial statements as of March 31, 1999 and for the three-month period then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of these uncertainties.


2.       POLICIES AND PROCEDURES

         On January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from nonowner sources. For the three months ended March 31, 1998 and 1999, comprehensive income for the Company is equal to net income.

         Pro forma net loss per share has been computed pursuant to the provisions of statement of SFAS No. 128, "Earnings Per Share", which requires the Company to present basic and diluted earnings per share. The Company's pro forma net loss per share calculation (basic and diluted) is based upon the issuance of shares of the Company and are considered to be outstanding for all periods presented. There are no reconciling items in the numerator or denominator of the Company's pro forma net loss per share calculation.

                              GOLDEN TELECOM, INC.
              Notes to Condensed Consolidated Financial Statements
                                   (unaudited)

3.       SHAREHOLDERS' EQUITY

         Common Stock

         On June 10, 1999, the Company issued one thousand shares of $0.01 par common stock to GTS. The accompanying financial statements have been prepared with the assumption that these shares were outstanding for all periods presented.


4.       OTHER TRANSACTIONS

         In February 1998, the Company acquired the remaining interest in Sovam Teleport for cash consideration of $5.0 million. As a result effective February 1, 1998, Sovam is accounted for by the consolidation as opposed to the equity method of accounting. Goodwill in the amount of $4.6 million has been recorded by the Company.

         In July and June 1998, the Company increased its beneficial ownership of GTS Vox Ltd. and Golden Telecom (Ukraine) to 100% and 56.7%, respectively. As a result, effective July 1 and June 30, 1998, these companies are accounted for by the consolidation as opposed to the equity method of accounting. Goodwill in the amount of $30.2 million and $1.4 million, respectively has been recorded by the Company.

         The following pro forma combined results of operations for the Company gives effect to the Sovam, TCM and Golden Telecom (Ukraine) business combinations as if they had occurred at the beginning of each period indicated. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.


                                           FOR THE THREE MONTHS ENDED
                                                    MARCH 31,
                                           --------------------------
                                             1998              1999
                                           --------          --------
                                     (in thousands, except per share data)
Revenues ...............................   $ 27,306          $ 24,185

Net loss ...............................     (1,939)           (7,776)
Net loss per common share ..............   $                 $


5.        CONTINGENCIES

          Tax Matters

          The taxation system within the various countries of the CIS ("CIS Taxes") is evolving as the respective governments transform from a command to market oriented economies. The various CIS governments have introduced and continue to introduce new tax and royalty laws and related regulations. These laws and regulations are not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and other governmental bodies. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and other governmental bodies are not unusual.

          The Company's policy is to accrue for contingencies in the accounting period in which a liability is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the CIS Taxes, the Company's final CIS Taxes may be in excess of the estimated amount expensed to date and accrued

                              GOLDEN TELECOM, INC.
              Notes to Condensed Consolidated Financial Statements
                                   (unaudited)


at March 31, 1999. It is the opinion of management that the ultimate resolution of the Company's CIS Tax liability, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of this contingency, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

          In various foreign jurisdictions, the Company is obligated to pay value added taxes ("VAT") on the purchase or importation of assets, and for certain other transactions. In many instances, VAT can be offset against VAT the Company collects and otherwise would remit to the tax authorities, or may be refundable. Because the law in some jurisdictions is unclear, the local tax authorities could assert that the Company is obligated to pay additional amounts of VAT. In the opinion of management, any additional VAT the Company may be obligated to pay would not be material.


6.        SEGMENT INFORMATION

          The Company operates in two segments within the telecommunications industry. The industry consists of a wide range of telecommunications services to international business customers, including long distance voice and data services and electronic messaging services. As a result of the planned initial public offering of the Company's stock and a change in management's focus, there may be three segments in the future as opposed to two. The Company has adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The following table presents consolidated financial information segmented by the Company's lines of businesses for the quarters ended March 31, 1999 and 1998. Transfers between lines of businesses were not considered material for disclosure purposes.

LINE OF BUSINESS DATA:

  CONSOLIDATED:


                                                   BUSINESS        MOBILE       CORPORATE,
                                                   SERVICES       SERVICES        OTHER &
                                                     CIS            CIS        ELIMINATIONS      TOTAL
                                                  ---------      ---------     ------------    ---------
                                                                       (IN THOUSANDS)
Quarter Ended March 31, 1998
  Total revenue .............................     $  12,934      $     823      $      --      $  13,757
  Gross margin ..............................         4,303            388            133          4,824
  Selling, general and administrative .......         4,948            961          2,882          8,791
  Net income (loss) .........................           461         (1,218)        (1,549)        (2,306)
  Identifiable assets .......................        76,608         29,298         41,687        147,593
  Liabilities ...............................        52,274         19,247        (32,571)        38,950
  Net (liabilities)/assets ..................        24,334         10,051         74,258        108,643

Quarter Ended March 31, 1999
  Total revenue .............................     $  20,135      $   4,050      $      --      $  24,185
  Gross margin ..............................        11,845          3,014             --         14,859
  Selling, general and administrative .......         7,029          2,037           (428)         8,638
  Net income (loss) .........................        (4,633)        (5,037)         1,894         (7,776)
  Identifiable assets .......................       163,501         52,666         16,157        232,324
  Liabilities ...............................        92,955         51,402        (87,021)        57,336
  Net (liabilities)/assets ..................        70,546          1,264        103,178        174,988

                          AUDITED FINANCIAL STATEMENTS
                                EDN SOVINTEL LLC
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                                EDN SOVINTEL LLC


           REPORT OF ERNST & YOUNG (CIS) LIMITED, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
EDN Sovintel LLC

         We have audited the accompanying balance sheets of EDN Sovintel LLC as of December 31, 1997 and 1998, and the related statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDN Sovintel LLC at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

         We have also audited the financial statements of the Company at December 31, 1997 and 1998 and for each of the three years ended December 31, 1998, not presented herewith, prepared in compliance with the regulations for bookkeeping and accounting for income tax and statutory reporting purposes in the Russian Federation on which we expect to report separately for the 1998 audited financial statements and have reported separately for the 1996 and 1997 financial statements. The significant differences between the accounting principles applied in preparing the statutory financial statements and accounting principles generally accepted in the United States of America are summarized in Note 2.


/s/ ERNST & YOUNG (CIS) LIMITED

Moscow, Russia
February 12, 1999

                                EDN SOVINTEL LLC


                                 BALANCE SHEETS


                                                                            DECEMBER 31,
                                                                        -------------------
                                                                          1997        1998
                                                                        -------     -------
                                                                    (In Thousands of US Dollars)
ASSETS
Current assets:
     Cash and cash equivalents                                          $ 5,620     $ 5,116
     Cash deposit with related party                                        485          --
     Accounts receivable, net                                            16,223      16,726
     Due from affiliates                                                  1,586       1,329
     Inventories                                                          1,697       1,487
     Prepaid expenses and other assets                                    1,630       3,716
     VAT receivable, net                                                  3,688       4,904
     Prepaid taxes                                                           --       2,836
     Deferred income taxes                                                  186          --
                                                                        -------     -------
Total current assets                                                     31,115      36,114

Property and equipment, net                                              38,709      51,057
Deferred expenses                                                           945         810
                                                                        -------     -------

Total assets                                                            $70,769     $87,981
                                                                        =======     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Trade payable                                                      $ 5,725     $10,897
     Accrued liabilities and other payables                               3,233       3,779
     Taxes accrued or payable                                             1,088          --
     Amounts due to shareholder and affiliates                           10,104      12,736
     Amount due to partner in commercial venture                          1,350       1,350
     Short-term loan                                                         --       3,500
     Deferred income taxes                                                   --       2,190
                                                                        -------     -------
Total current liabilities                                                21,500      34,452

Commitments and contingencies

Shareholders' equity:
     Capital contributions                                                2,000       2,000
     Retained earnings                                                   47,269      51,529
                                                                        -------     -------
Total shareholders' equity                                               49,269      53,529
                                                                        -------     -------

Total liabilities and shareholders' equity                              $70,769     $87,981
                                                                        =======     =======

See accompanying notes.

                                EDN SOVINTEL LLC


                   STATEMENTS OF INCOME AND RETAINED EARNINGS



                                                                YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                          1996           1997           1998
                                                        ---------      ---------      ---------
                                                              (In Thousands of US Dollars)
Revenues:
   Telecommunication services                           $  63,488      $ 105,288      $ 115,823
   Installation revenues                                    9,312          5,241          3,926
   Equipment sales                                          2,240          3,433          4,419
                                                        ---------      ---------      ---------
                                                           75,040        113,962        124,168
Operating Costs and Expenses:
   Cost of revenues:
      Service costs                                        34,648         62,926         71,010
      Cost of installation                                  4,656          2,621          1,963
      Equipment sales                                       1,370          2,834          3,264
   Selling, general and administrative                     10,009         15,899         23,772
   Depreciation and amortization                            3,638          5,312          6,341
                                                        ---------      ---------      ---------

Income from operations                                     20,719         24,370         17,818

Interest expense                                              638            503             --
Interest income                                               (87)          (392)          (199)
Foreign currency losses                                       252            131          7,628
                                                        ---------      ---------      ---------

Income before taxes                                        19,916         24,128         10,389

Income taxes                                                5,154          5,664          6,129
                                                        ---------      ---------      ---------

Net income                                                 14,762         18,464          4,260

Retained earnings, beginning of year                       14,043         28,805         47,269
                                                        ---------      ---------      ---------

Retained earnings, end of year                          $  28,805      $  47,269      $  51,529
                                                        =========      =========      =========


See accompanying notes.

                                EDN SOVINTEL LLC


                            STATEMENTS OF CASH FLOWS


                                                                                 YEARS ENDED DECEMBER 31
                                                                         ------------------------------------
                                                                           1996          1997          1998
                                                                         --------      --------      --------
                                                                             (In Thousands of US Dollars)
OPERATING ACTIVITIES
Net income                                                               $ 14,762      $ 18,464      $  4,260
Adjustments to reconcile net income to net cash provided by
   operating activities:
     Depreciation and amortization                                          3,638         5,312         6,341
     Deferred income taxes                                                     --          (186)        2,376
     Provision for doubtful accounts                                          678           602         2,684
     Write-off of accounts receivable                                        (147)         (859)         (900)
     Foreign exchange loss                                                    252           131         7,628
Changes in operating assets and liabilities:
     Accounts receivable                                                   (8,460)         (637)      (16,402)
     Due from affiliates                                                     (683)          293           257
     Inventories                                                             (811)           52           210
     Prepaid expenses and other assets                                     (1,108)         (538)       (2,086)
     VAT receivable, net                                                       54        (2,609)       (6,011)
     Trade payables                                                          (193)       (2,491)       16,891
     Accrued liabilities and other payables                                   310         1,533         3,451
     Taxes accrued or payable                                                 326           570        (1,609)
     Amounts due to shareholder and affiliates                              3,039         4,401         2,632
                                                                         --------      --------      --------
Net cash provided by operating activities                                  11,657        24,038        19,722

INVESTING ACTIVITIES -- Purchases of and advances for
   property and equipment                                                  (9,863)      (16,177)      (18,554)

FINANCING ACTIVITIES
     Proceeds from shareholder                                             11,300        10,760            --
     Payments to shareholder                                              (11,100)      (16,421)          (39)
     Proceeds from short-term loan                                             --            --         3,500
     Payments of long-term loan                                              (694)           --            --
     Cash withdrawn (deposited) with related party                           (476)          (41)          121
                                                                         --------      --------      --------
Net cash (used in) provided by financing activities                          (970)       (5,702)        3,582
Effect of exchange rate changes on cash and cash
  equivalents                                                                (312)         (145)       (5,254)
                                                                         --------      --------      --------

Net increase (decrease) in cash and cash equivalents                          512         2,014          (504)
Cash and cash equivalents at beginning of year                              3,094         3,606         5,620
                                                                         --------      --------      --------
Cash and cash equivalents at end of year                                 $  3,606      $  5,620      $  5,116
                                                                         ========      ========      ========

See accompanying notes.

                                EDN SOVINTEL LLC
                          NOTES TO FINANCIAL STATEMENTS
                   (US DOLLAR AMOUNTS EXPRESSED IN THOUSANDS)

1.       DESCRIPTION OF BUSINESS AND ENVIRONMENT

         EDN Sovintel LLC (the "Company") was created in August 1990 to design, construct, and operate a telecommunications network in Moscow. This network provides worldwide communications services, principally to major hotels, business offices and mobile communication companies. Telecommunications services are subject to local licensing. The Company's license for international, intercity and local calls was most recently renewed on January 15, 1999 and is valid until May 1, 2000. The Company received a license for leased lines on January 15, 1999 valid for five years. The Company began operating in December 1991, providing services under long-term contracts payable in US dollars.

         The Company initially registered as a Soviet-American joint venture. The venture re-registered as a Russian limited liability partnership in November 1992 and further reregistered as a limited liability company (LLC) in December 1998. The Company is 50% owned by Open Joint Stock Company "Rostelecom", a domestic and international long distance carrier which is 50.67% controlled indirectly by the Government of the Russian Federation, and 50% owned by Sovinet, a US general partnership, owned by two wholly-owned Global TeleSystems Group, Inc. ("GTS") subsidiaries.

         There is currently a high level of political and economic instability and uncertainty in the Russian Federation. As a result of the financial crisis in August 1998, financial markets were subject to significant downward adjustments. The national currency was severely devalued during the crisis and continued to deteriorate through the end of the year. The Russian banking system suffered significant liquidity problems, and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is negotiating forgiveness and/or restructuring of its external debt. Difficulties with the collection of budgeted tax revenues and fulfilling the significant pension and wages arrears to individuals in many regions and constituencies of the Russian Federation have continued. The financial crisis was further exacerbated by continuing political uncertainties over the development, and application, of existing and future legislation, tax regulations, and economic programs supported by the majority of political institutions and international funding agencies. These matters had a direct negative impact on the financial position and results of operations of the Company.

         The issues discussed in the preceding paragraph raise significant uncertainties over the future operations of the Company. The Company's financial statements as of December 31, 1998 and for the year then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of these uncertainties.

                                EDN SOVINTEL LLC

2.       BASIS OF PRESENTATION

         The Company maintains its records and prepares its financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, not recorded on the Company's books, which are appropriate to present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The principal adjustments are related to certain accrued revenue and expenses, foreign currency translation, deferred taxation, and depreciation and valuation of property and equipment.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

         The preparation of financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION

         The Company's functional currency is the US dollar because the majority of its revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian rubles) have been remeasured into US dollars in accordance with the relevant provisions of US Financial Accounting Standard ("FAS") No. 52, "Foreign Currency Translation".

         Under FAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

         The ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia ("CBR") and were considered to be a reasonable approximation of market rates until mid-August 1998. Since that date, liquidity in the CBR currency trading and interbank trading has varied as have bid and offer exchange rates. As a result, the market rates have fluctuated significantly and have diverged from the CBR rate. Nonetheless, the various market-related rates are based on the CBR rate. Accordingly, CBR rates have been used for translation purposes in these financial statements. The translation of ruble denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

                                EDN SOVINTEL LLC

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSLATION (CONTINUED)

         The exchange rates at December 31, 1996, 1997 and 1998 for one US dollar were RUR 5.56, RUR 5.96 and RUR 20.65, respectively. At February 12, 1999, the CBR rate had changed to RUR 22.79; the effect of this subsequent devaluation of the ruble on monetary assets and liabilities has not been determined.

         On January 1, 1998, the CBR introduced a new ruble to replace existing rubles. The new ruble has been redenominated so that one new ruble is equivalent to one thousand old rubles. The old ruble continued in circulation until December 31, 1998 and will be accepted as legal tender until December 31, 2002. All amounts herein are presented in new rubles.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash on hand and in the bank.

ACCOUNTS RECEIVABLE

         Accounts receivable are shown at their net realizable value which approximates fair value. Accounts receivable are shown in the balance sheet net of an allowance for uncollectible accounts of $643 and $2,427 at December 31, 1997 and 1998, respectively.

INVENTORIES

         Inventories consist of telecommunication equipment held for resale and are stated at the lower of cost or market. Cost is computed on a weighted average basis.

PROPERTY AND EQUIPMENT

         Property and equipment are recorded at their historical cost. Depreciation is provided on the straight-line method over the following estimated useful lives:


          Network equipment                                            10 years
          Other property and equipment                                3-5 years

         There is no depreciation charge for construction-in-progress. Depreciation commences upon completion of the related project.

         The Company recognizes impairment of property and equipment in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. During the years ended December 31, 1996, 1997 and 1998, the Company's analyses indicated that there was not an impairment of its property and equipment.

                                EDN SOVINTEL LLC

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED EXPENSES

         Deferred expenses represent the Company's interest in the historical cost of network equipment owned by MTU Inform, a partner in a commercial venture (Note 9). These expenses are amortized over the equipment's useful life of 10 years.

REVENUE RECOGNITION AND TAXES ON REVENUE

         Revenues from telecommunication traffic are recognized in the period in which the traffic occurs. Revenues from equipment sales, connection fees, and other services are recognized in the period in which the equipment is sold, connections made, and services rendered. Taxes on certain revenues were charged at rates ranging from 3.0% to 4.0% over the three years ended December 31, 1996, 1997 and 1998 and amounted to $2,792, $4,458 and $4,953, respectively, and are charged to selling general and administrative expenses.

ADVERTISING

         The Company expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 1996, 1997 and 1998 were $512, $671 and $555, respectively, and are included in selling, general and administrative expenses.

INCOME TAXES

         The Company computes and records income taxes in accordance with FAS No. 109, "Accounting for Income Taxes."

INVESTMENT INCENTIVE DEDUCTIONS

         Russian legislation allows for certain additional tax deductions related to new asset investments. These deductions are accounted for as a reduction to current income taxes in the year in which they arise.

GOVERNMENT PENSION FUNDS

         The Company contributes to the Russian Federation state pension fund, social fund, medical insurance fund, unemployment fund and transport fund on behalf of all its Russian employees. Contributions were 40.5%, 40.5% and 39.5% from base payroll for 1996, 1997 and 1998, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of financial instruments included in current assets and liabilities is considered to be the carrying value.

                                EDN SOVINTEL LLC

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPREHENSIVE INCOME

         Effective January 1, 1998, the Company adopted FAS No. 130, "Reporting of Comprehensive Income". FAS No. 130 establishes standards for the display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in equity during a period except those resulting from the issuance of shares of stock and distributions to shareholders. There were no differences between net income and comprehensive income.

BUSINESS SEGMENTS

         Effective January 1, 1998, the Company adopted FAS No. 131, "Disclosure about Segments on an Enterprise and Related Information". FAS No. 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management believes the Company's operations comprise only one segment and as such adoption of FAS No. 131 did not impact the disclosures made in the Company's financial statements.

COMPARATIVE FIGURES

         Certain of the 1996 and 1997 amounts have been reclassified to conform to the presentation adopted in the current year.

                                EDN SOVINTEL LLC

4.       PROPERTY AND EQUIPMENT

         Property and equipment consists of the following at December 31:


                                                                              1997          1998
                                                                            --------      --------
Network equipment                                                           $ 43,876      $ 59,805
Other property and equipment                                                   4,527         5,567
                                                                            --------      --------

                                                                              48,403        65,372

Accumulated depreciation                                                     (14,557)      (20,763)

Construction-in-progress                                                       4,409         6,448

Network equipment and advances for network equipment not yet in service          454            --
                                                                            --------      --------

Net book value                                                              $ 38,709      $ 51,057
                                                                            ========      ========

         Total depreciation expense on property and equipment for 1996, 1997 and 1998 was $3,503, $5,177 and $6,206, respectively.

5.       INCOME TAXES

         The Russian Federation was the only tax jurisdiction in which the Company's income was taxed. The income tax expense reported in the accompanying statements of income and retained earnings for the years ended December 31, 1996, 1997 and 1998 represents the provision for current and deferred taxes.

Significant components of the provision for income taxes for the years ended December 31 are as follows:


                                     1996        1997         1998
                                   -------     -------      -------
Current tax expense                $ 5,154     $ 5,850      $ 3,753
Deferred tax expense (benefit)          --        (186)       2,376
                                   -------     -------      -------

Provision for income taxes         $ 5,154     $ 5,664      $ 6,129
                                   =======     =======      =======

                                EDN SOVINTEL LLC

5.       INCOME TAXES (CONTINUED)

         A reconciliation between the statutory rate and the effective income tax rate is as follows for the years ended December 31:

                                                                     1996         1997         1998
                                                                    -------      -------      -------
Income tax expense at statutory tax rate of 35%                     $ 6,970      $ 8,445      $ 3,636
Tax effect of permanent differences:
   Investment incentive deductions                                   (3,161)      (4,318)      (3,753)
   Tax loss carryforwards utilized                                      (40)         (34)          --
   Depreciation differences due to revaluation of fixed assets          524          735        1,625
   Taxes on local currency exchange gains                                --           --        3,241
   Other permanent differences                                          700        1,266          890
Increase (decrease) in the valuation allowance for deferred tax
   assets                                                               161         (430)         490
                                                                    -------      -------      -------

Income tax expense reported in the financial statements             $ 5,154      $ 5,664      $ 6,129
                                                                    =======      =======      =======

         The deferred tax balances are calculated by applying the statutory tax rates in effect at the respective balance sheet dates to the temporary differences between the tax basis of assets and liabilities and the amount reported in the accompanying financial statements, and consist of the following at December 31:


                                                               1996         1997         1998
                                                             -------      -------      -------
Deferred tax assets (liabilities):
       Depreciation                                          $   300      $   398      $   393
       Inventory write-downs and allowances
                                                                 235          235          257
       Accrual of expenses                                       898        1,132          965
       Accrual of revenue                                       (383)        (946)      (1,134)
       Taxes on unrealized local currency exchange gains
                                                                  --           --       (1,561)
       Other deferred tax liabilities                             --          (13)          --

Deferred tax (liabilities)/assets                              1,050          806       (1,080)

Valuation allowance for deferred tax assets                   (1,050)        (620)      (1,110)
                                                             -------      -------      -------

Net deferred tax (liabilities)/assets                        $    --      $   186      $(2,190)
                                                             =======      =======      =======

                                EDN SOVINTEL LLC

INCOME TAXES (CONTINUED)

         For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate of the deferred tax assets that are less likely than not to be realized.

         The Company paid in cash Russian profits tax of $5,849, $4,302 and $7,309, in 1996, 1997 and 1998, respectively.

6.       NOTE DUE TO SHAREHOLDER

         On January 16, 1997, a six-month facility was established with GTS Finance, Inc. for $7,000 which was then extended to December 19, 1997. The loan was repaid prior to December 31, 1997 except for withholding taxes on interest which were paid in 1998. The loan carried interest at a rate equal to the then current six-month LIBOR rate plus 5.0 percent per annum.

         The Company paid in cash interest of $542, $697 and $0, in 1996, 1997 and 1998, respectively.

7.       SHORT-TERM LOAN

         In December 1998, the Company entered into a $10,000 credit facility with Citibank. This loan is issued under a three-year General Credit Agreement obtained by GTS Finance, Inc. (a related entity) and certain other related entities on September 30, 1997. Drawings outstanding under this agreement by the Company totaled $3,500 at December 31, 1998. Collective maximum borrowings that are allowed under this agreement are $30,000. Total borrowings outstanding by all entities under the General Credit Agreement totalled $27,415 at December 31, 1998. All amounts outstanding under this agreement are due at the earlier of thirty days after a request from GTS Finance, Inc. or September 30, 2000. The loan is subject to certain covenants which require all contracted companies to be in compliance. The companies were in compliance with these covenants as of December 31, 1998. The loan carries interest at a rate equal to the three-month LIBOR rate plus 5.0 percent per annum (10.08% at December 31, 1998).

                                EDN SOVINTEL LLC

8.       SHAREHOLDERS' EQUITY

         The Company's capital structure as specified in the charter capital document is as follows as of December 31:


                                                             1997       1998
                                                            ------     ------
 Registered capital in Russian rubles:
     Rostelecom                                                600        600
     Sovinet                                                   600        600
                                                            ------     ------

                                                             1,200      1,200
                                                            ======     ======

Historical value of the Company's capital in US dollars     $2,000     $2,000
                                                            ======     ======

         As a Russian limited liability company, the Company has no capital stock; rather, it has only contributed and locally registered capital in accordance with its charter. As such, no earnings per share data are presented in these financial statements.

         Retained earnings available for distribution at December 31, 1998 amounted to 415 million rubles or approximately $20,119 at applicable year-end exchange rates.

9.       RELATED PARTY TRANSACTIONS

         Transactions and balances with Rostelecom (one of the Company's shareholders) and its affiliates were as follows, as of and for the years ended December 31:


                                                1996        1997        1998
                                              -------     -------     -------
Sales                                         $ 1,525     $ 2,310     $   900
Telecommunication lease and traffic costs       4,586      11,183      15,962

Amounts due to shareholder and affiliates         656       4,184       4,860
Cash deposit with related party                   476         485          --

         At the request of Rostelecom, a shareholder, the Company placed a deposit of 2.65 million rubles in August 1996 with a Russian bank related to this shareholder. The bank deposit agreement stated a deposit term of one year, which was rolled over for an additional year during 1997. The deposit earned interest quarterly at a rate of 15% per annum plus any devaluation losses against the US dollar up to a maximum of 4.8% per quarter. This amount was withdrawn in October and November 1998 for a total value of $121.

                                EDN SOVINTEL LLC

9.       RELATED PARTY TRANSACTIONS (CONTINUED)

         Transactions and balances with GTS and its affiliates were as follows, as of and for the years ended December 31:

                                                            1996       1997       1998
                                                           ------     ------     ------
Sales                                                      $3,115     $4,974     $5,097
Management service fees and reimbursements of expenses
   of expatriate staff                                        927      1,318      1,265

Balances due under credit facility                          5,700         39         --
Interest expense                                              626        503         --

Amounts due from affiliates                                 1,879      1,586      1,329
Amounts due to shareholder and affiliates                   5,047      5,919      7,876

         Transactions and balances with MTU Inform, an entity with which the Company entered into a commercial agreement to co-develop and operate phone exchange operations were as follows, as of and for the years ended December 31:


                                                    1996        1997        1998
                                                  -------     -------     -------
Telecommunication settlement and rent expense     $15,889     $19,003     $15,001

Balances in trade payables                          1,237          --          39
Balances in accounts receivable                        --         487         266
Amount due to partner in commercial venture         1,350       1,350       1,350
Balances in prepaid expenses and other assets          --         800          --

         The Company also has an interest in the cost of the related network equipment owned by MTU Inform, which is reflected in the balance sheet, net of related amortization, as deferred expenses. In 1997, the Company prepaid $800 of 1998 rent to MTU-Inform for additional office space to be occupied during 1998.

                                EDN SOVINTEL LLC

10.      CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

         Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash deposits and trade accounts receivable. The Company deposits the majority of its available cash with two foreign-owned financial institutions in Russia and maintains certain balances with several Russian financial institutions. The Company's sales and accounts receivable are made to and due from a variety of international and Russian business customers. As of December 31, 1996, two customers accounted for 17% and 16% of revenues and 25% and 10% of accounts receivable, respectively. As of December 31, 1997, one customer accounted for 11% of revenues and 11% of accounts receivable. As of December 31, 1998, this same customer accounted for 13% of revenues and 5% of accounts receivable. The Company has no other significant concentrations of credit risk except for transactions with related parties as discussed in Note 9.

11.      COMMITMENTS

         The Company has several cancelable operating leases for office and warehouse space and telecommunications lines with terms ranging from one to five years.

         Total rent expense for 1996, 1997 and 1998 was $2,137, $2,794 and $2,261, respectively.

12.      CONTINGENCIES

         The tax, legal and banking regulatory system continues to evolve in the Russian Federation as the Russian government manages the transformation from a command to a market-oriented economy. There were many new tax and foreign currency laws and related regulations introduced during 1997 and 1998 which were not always clearly written and were, at times, conflicting. In addition, their interpretation is subject to the opinions of a variety of local, regional and federal tax inspectors, the Central Bank of Russia officials and the Ministry of Finance. Instances of inconsistent opinions among and between these authorities are not unusual.

         The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax and legal systems, the ultimate taxes as well as penalties and interest, if any, assessed may be in excess of the amounts paid to date and accrued as of December 31, 1998. Management believes, based upon its best estimates, that the Company has paid or accrued all taxes that are applicable for the current and prior years, and complied with all essential provisions of laws and regulations of the Russian Federation. In management's opinion, the ultimate determination of the Company's overall tax liability and potential loss contingencies, to the extent not previously provided for, will not have a material effect on the financial position of the Company.

         The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations which significantly impact Russian economy. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's current activity and its overall ability to continue operations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

13.      IMPACT OF THE YEAR 2000 (UNAUDITED)

         The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software which is not "Year 2000 Compliant" may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure of miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities.

         The Company has completed an assessment and will have to modify portions of its software so that its computer systems will function properly with respect to dates in year 2000 and thereafter. The total cost of modification or replacement is included in the maintenance agreements with the respective software companies. To date, the Company has taken actions, primarily for assessment of the Year 2000 Issue, and the development of a modification plan and upgrades to software.

         The project is expected to be completed not later than September 1999, which is prior to any anticipated impact on the Company's operating systems. The Company believes that with modifications to existing software, the Year 2000 Issue will not pose significant operational problems for its computer systems. If, however, such modifications are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.

         The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issues. In particular, it is unclear as to the extent that the Russian government and other organizations who provide significant infrastructure services within the Russian Federation have addressed the Year 2000 Issue. Furthermore, the current crisis discussed in Notes 1 and 12 could adversely affect the ability of the government and such organizations to fund adequate Year 2000 compliance programs. There is no guarantee that the systems of the government or of other organizations on which the Company relies will be timely converted and would not have an adverse effect on the Company and its systems.

         The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. There can be no guarantee, however, that these estimates will be achieved and actual results could differ materially from those anticipated. The Company's financial statements as of December 31, 1998 and for the year then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of this uncertainty.

                                EDN SOVINTEL LLC
                         CONDENSED FINANCIAL STATEMENTS
                          FOR THE FIRST QUARTER OF 1999
                                   (UNAUDITED)

                                EDN SOVINTEL LLC
                            CONDENSED BALANCE SHEETS
                                   (UNAUDITED)


                                                                                                       December 31,  March 31,
                                                                                                           1998       1999
                                                                                                       -----------   --------
                                                                                                           (in thousands)
                 ASSETS
Current assets
   Cash and cash equivalents                                                                             $ 5,116     $ 2,119
   Accounts receivable, less allowance for doubtful accounts of $2,427 and
    $2,082 at December 31, 1998 and March 31, 1999, respectively                                          16,726      17,364
   Due from affiliated companies                                                                           1,329         573
   Inventory                                                                                               1,487       1,065
   VAT receivable, net                                                                                     4,904       6,110
   Prepaid taxes                                                                                           2,836       3,934
   Prepaid expenses and other assets                                                                       3,716       3,305
                                                                                                         -------     -------

    Total current assets                                                                                  36,114      34,470

Property and equipment, net of accumulated depreciation of $20,763 and
    $22,736 at December 31, 1998 and March 31, 1999, respectively                                         51,057      51,183

Deferred expenses                                                                                            810         776
                                                                                                         -------     -------

TOTAL ASSETS                                                                                             $87,981     $86,429
                                                                                                         =======     =======

                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Accounts payable                                                                                      $10,897     $11,924
   Accrued expenses                                                                                        3,779       3,838
   Due to affiliated companies                                                                            12,736       8,724
   Other liabilities                                                                                       1,350       1,350
   Short-term loan                                                                                         3,500       3,500
   Deferred income taxes                                                                                   2,190       2,576
                                                                                                         -------     -------

      TOTAL LIABILITIES                                                                                   34,452      31,912

Commitments and contingencies

                 SHAREHOLDERS' EQUITY

Contributed capital                                                                                        2,000       2,000
Retained earnings                                                                                         51,529      52,517
                                                                                                         -------     -------

      TOTAL SHAREHOLDERS' EQUITY                                                                          53,529      54,517
                                                                                                         -------     -------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                         $87,981     $86,429
                                                                                                         =======     =======

                                EDN SOVINTEL LLC
                         Condensed Statements of Income
                                   (unaudited)


                                                                        Three Months Ended
                                                                            March 31,
                                                                     ----------------------
                                                                       1998          1999
                                                                     --------      --------
                                                                         (in thousands)
REVENUES, NET:                                                       $ 32,404      $ 22,484

COST OF REVENUES:                                                      20,629        13,538
                                                                     --------      --------

Gross margin                                                           11,775         8,946

OPERATING EXPENSES:
   Selling, general and administrative                                  3,031         3,106
   Depreciation and amortization                                        1,501         1,859
   Non-income taxes                                                     1,442         1,087
                                                                     --------      --------
      Total operating expenses                                          5,974         6,052
                                                                     --------      --------

Income from operations                                                  5,801         2,894

OTHER INCOME/(EXPENSE):

   Interest income                                                         37            25
   Interest expense                                                        --           (87)
   Foreign currency losses                                               (220)         (899)
                                                                     --------      --------

Net income before taxes                                                 5,618         1,933
Income taxes                                                            1,273           945
                                                                     --------      --------

Net income                                                           $  4,345      $    988
                                                                     ========      ========

                                EDN SOVINTEL LLC
                       Condensed Statements of Cash Flows
                                   (unaudited)

                                                                 Three Months Ended
                                                                      March 31,
                                                                --------------------
                                                                  1998         1999
                                                                -------      -------
                                                                   (in thousands)
OPERATING ACTIVITIES

Net income                                                      $ 4,345      $   988
Adjustments to reconcile net income to net cash provided by
    operating activities:
    Depreciation and amortization                                 1,501        1,859
    Provision for doubtful accounts                                 157          335
    Foreign currency loss                                           220          899

Changes in assets and liabilities:
       Accounts receivable                                       (3,861)      (1,125)
       Prepaid expenses and other assets                         (1,974)      (1,471)
       Accounts payable and accrued expenses                      2,853        1,472
                                                                -------      -------

Net cash provided by operating activities                         3,241        2,957

INVESTING ACTIVITIES -- Purchases of property and equipment      (3,500)      (1,951)

FINANCING ACTIVITIES -- Due to affiliated companies, net          1,654       (3,256)

Effect of exchange rate changes
    on cash and cash equivalents                                    (59)        (747)
                                                                -------      -------

Net increase (decrease) in cash and cash equivalents              1,336       (2,997)

Cash and cash equivalents at beginning of period                  5,620        5,116
                                                                -------      -------

Cash and cash equivalents at end of period                      $ 6,956      $ 2,119
                                                                =======      =======

                                EDN SOVINTEL LLC


                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (unaudited)

1.       FINANCIAL PRESENTATION AND DISCLOSURES

         EDN Sovintel LLC (the "Company") was created in August 1990 to design, construct, and operate a telecommunications network in Moscow. This network provides worldwide communications services, principally to major hotels, business offices and mobile communication companies. Telecommunications services are subject to local licensing. The Company's licenses for international, intercity and local calls were most recently renewed on January 15, 1999 and April 16, 1999, and are valid until May 1, 2000 and April 16, 2007, respectively. The Company received licenses for leased lines on January 15, 1999 and April 16, 1999, and each these licenses is valid for five years. The Company also holds two licenses to provide data services. The Company began operating in December 1991, providing services under long-term contracts payable in US dollars. Currently, customers have the option of being billed in rubles or dollars. All payments from Russian companies are made in rubles.

         The Company initially registered as a Soviet-American joint venture. The venture re-registered as a Russian limited liability partnership in November 1992 and further reregistered as a limited liability company (LLC) in December 1998. The Company is 50% owned by Open Joint Stock Company "Rostelecom", a domestic and international long distance carrier which is 50.67% controlled indirectly by the Government of the Russian Federation, and 50% owned by Sovinet, a US general partnership, owned by a wholly-owned Global TeleSystems Group, Inc. ("GTS") subsidiary.

          In the opinion of management, the accompanying unaudited condensed financial statements of EDN Sovintel LLC contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's financial position as of December 31, 1998 and March 31, 1999, and the results of operations and cash flows for the periods indicated.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Material accruals have been recorded; however, other adjustments may have been required had an audit been performed. It is suggested that these financial statements be read in conjunction with the Company's 1998 audited financial statements and the notes related thereto. The results of operations for the three months ended March 31, 1999 may not be indicative of the operating results for the full year.

         The Company maintains its records and prepares its financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, not recorded on the Company's statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The principal adjustments are related to certain accrued revenue and expenses, foreign currency translation, deferred taxation, and depreciation and valuation of property and equipment. The preparation of financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                EDN SOVINTEL LLC

                                   (unaudited)

Business Environment

         There is currently a high level of political and economic instability and uncertainty in the Russian Federation. As a result of the financial crisis in August 1998, financial markets were subject to significant downward adjustments. The national currency was severely devalued during the crisis and continued to deteriorate through the end of the year. The Russian banking system suffered significant liquidity problems, and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is negotiating forgiveness and/or restructuring of its external debt. Difficulties with the collection of budgeted tax revenues and fulfilling the significant pension and wages arrears to individuals in many regions and constituencies of the Russian Federation have continued. The financial crisis was further exacerbated by continuing political uncertainties over the development, and application, of existing and future legislation, tax regulations, and economic programs supported by the majority of political institutions and international funding agencies. These matters had a direct negative impact on the financial position and results of operations of the Company.

         The issues discussed in the preceding paragraph raise significant uncertainties over the future operations of the Company. The Company's financial statements as of March 31, 1999 and for the period then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of these uncertainties.

2.       POLICIES AND PROCEDURES

         On January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from nonowner sources. For the three months ended March 31, 1998 and 1999, comprehensive income for the Company is equal to net income.

3.       CONTINGENCIES

         The tax, legal and banking regulatory system continues to evolve in the Russian Federation as the Russian government manages the transformation from a command to a market-oriented economy. There were many new tax and foreign currency laws and related regulations introduced during 1998 and 1999 which were not always clearly written and were, at times, conflicting. In addition, their interpretation is subject to the opinions of a variety of local, regional and federal tax inspectors, the Central Bank of Russia officials and the Ministry of Finance. Instances of inconsistent opinions among and between these authorities are not unusual.

         The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax and legal systems, the ultimate taxes as well as penalties and interest, if any, assessed may be in excess of the amounts paid to date and accrued as of December 31, 1998 and March 31, 1999. Management believes, based upon its best estimates, that the Company has paid or accrued all taxes that are applicable for the current and prior years, and complied with all essential provisions of laws and regulations of the Russian Federation.

                                EDN SOVINTEL LLC

                                   (unaudited)


3.       CONTINGENCIES (CONTINUED)

         The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations which significantly impact the Russian economy. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's current activity and its overall ability to continue operations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

                          AUDITED FINANCIAL STATEMENTS
                        TELECOMMUNICATIONS OF MOSCOW LLC
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

           REPORT OF ERNST & YOUNG (CIS) LIMITED, INDEPENDENT AUDITORS



The Board of Directors and Shareholders
TeleCommunications of Moscow LLC


         We have audited the accompanying balance sheets of TeleCommunications of Moscow LLC as of December 31, 1997 and 1998, and the related statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TeleCommunications of Moscow LLC at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

         We have also audited the financial statements of the Company at December 31, 1997 and 1998 and for each of the three years ended December 31, 1998, not presented herewith, prepared in compliance with the regulations for bookkeeping and accounting for income tax and statutory reporting purposes in the Russian Federation and have reported separately for the 1996, 1997 and 1998 financial statements. The significant differences between the accounting principles applied in preparing the statutory financial statements and accounting principles generally accepted in the United States of America are summarized in Note 2.



/s/ ERNST & YOUNG (CIS) LIMITED

Moscow, Russia

February 12, 1999

                        TELECOMMUNICATIONS OF MOSCOW LLC

                                 BALANCE SHEETS


                                                                 DECEMBER 31
                                                            -------------------
                                                              1997        1998
                                                            -------     -------
                                                        (In Thousands of US Dollars)
ASSETS
Current assets:
     Cash and cash equivalents                              $ 3,447     $   483
     Short-term investments                                   1,704          --
     Accounts receivable, net                                 1,920       4,367
     Due from affiliates                                      2,146       7,218
     VAT receivable, net                                        134         309
     Prepaid expenses and other assets                          164         851
Total current assets                                          9,515      13,228

Property and equipment, net                                   6,324       8,267
                                                            -------     -------
Total assets                                                $15,839     $21,495
                                                            =======     =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                       $   194     $   165
     Accrued liabilities and other payables                     454       1,781
     Taxes accrued or payable                                   998         349
     Amounts due to shareholder and affiliates                   44          36
     Other taxes payable                                        584         169
                                                            -------     -------
Total current liabilities                                     2,274       2,500

Commitments and contingencies

Shareholders' equity:
     Capital contributions                                       --           4
     Retained earnings                                       13,565      18,991
                                                            -------     -------
Total shareholders' equity                                   13,565      18,995
                                                            -------     -------
Total liabilities and shareholders' equity                  $15,839     $21,495
                                                            =======     =======


See accompanying notes.

                        TELECOMMUNICATIONS OF MOSCOW LLC

                   STATEMENTS OF INCOME AND RETAINED EARNINGS


                                                                       YEARS ENDED DECEMBER 31
                                                                ------------------------------------
                                                                  1996          1997          1998
                                                                --------      --------      --------
                                                                      (In Thousands of US Dollars)
Revenues:
   Telecommunication services                                   $  9,990      $ 20,704      $ 32,803
   Connection Fees                                                 6,517         8,604         9,437
                                                                --------      --------      --------
                                                                  16,507        29,308        42,240
Operating Costs and Expenses:
   Cost of revenues:
      Service costs                                                2,083         4,948         8,936
      Connection costs                                             1,155         1,722         1,567
   Selling, general and administrative                             1,838         2,762         3,951
   Depreciation                                                      108           633           945
                                                                --------      --------      --------

Income from operations                                            11,323        19,243        26,841

Other Income/(expense)
Interest income                                                     (478)         (467)         (851)
Foreign currency losses                                              242           220         4,524
                                                                --------      --------      --------

Income before taxes                                               11,559        19,490        23,168

Income taxes                                                       2,685         6,467         9,738
                                                                --------      --------      --------

Net income                                                         8,874        13,023        13,430

Dividends paid                                                    (2,106)       (6,218)       (8,004)

(Accumulated deficit) Retained earnings, beginning of year            (8)        6,760        13,565
                                                                --------      --------      --------

Retained earnings, end of year                                  $  6,760      $ 13,565      $ 18,991
                                                                ========      ========      ========


                             See accompanying notes.

                        TELECOMMUNICATIONS OF MOSCOW LLC

                            STATEMENTS OF CASH FLOWS


                                                                        YEARS ENDED DECEMBER 31
                                                                 ------------------------------------
                                                                   1996          1997          1998
                                                                 --------      --------      --------
                                                                      (In Thousands of US Dollars)
OPERATING ACTIVITIES
Net income                                                       $  8,874      $ 13,023      $ 13,430
Adjustments to reconcile net income to net cash provided by
operating activities:
     Depreciation                                                     108           633           945
     Foreign exchange loss                                            242           220         4,524
Changes in operating assets and liabilities:
     Accounts receivable                                             (933)       (1,218)       (3,812)
     Due from affiliates                                           (1,211)         (935)       (5,072)
     Prepaid expenses and other assets                               (838)          661        (1,547)
     VAT receivable, net                                             (399)           73          (270)
     Trade payables                                                 1,252        (1,060)          (29)
     Accrued liabilities and other payables                           236           735           912
     Taxes accrued or payable                                          71           941          (401)
     Amounts due to shareholder and affiliates                        211          (167)           (8)
                                                                 --------      --------      --------
Net cash provided by operating activities                           7,613        12,906         8,672
INVESTING ACTIVITIES
    Purchases of and advances for property and equipment           (5,165)       (1,859)       (2,888)
    (Purchase) disposal of short-term investments                      --        (1,704)        1,704
                                                                 --------      --------      --------
Net cash used in investing activities                              (5,165)       (3,563)       (1,184)

FINANCING ACTIVITIES
     Proceeds from shareholder                                         --            --             4
     Dividends paid                                                (2,106)       (6,218)       (8,004)
                                                                 --------      --------      --------
Net cash used in financing activities                              (2,106)       (6,218)       (8,000)


Effect of exchange rate changes on cash and cash equivalents          (17)          (23)       (2,452)
                                                                 --------      --------      --------

Net increase (decrease) in cash and cash equivalents                  325         3,102        (2,964)
Cash and cash equivalents at beginning of year                         20           345         3,447
                                                                 --------      --------      --------
Cash and cash equivalents at end of year                         $    345      $  3,447      $    483
                                                                 ========      ========      ========

                             See accompanying notes.

                        TELECOMMUNICATIONS OF MOSCOW LLC

1.       DESCRIPTION OF BUSINESS AND ENVIRONMENT

         AOZT Invest-Project was established in May 1994, and reregistered as TeleCommunications of Moscow LLC ("TCM" or the "Company") in November 1995. GTS-Vox Limited ("Vox") purchased 95% of TCM in July 1995. Global TeleSystems Group, Inc. ("GTS") owned 52% of Vox through June 1998. Effective July 1, 1998, Vox became a wholly-owned subsidiary of GTS (see Note 4). The remaining 5% of TCM is owned by MTU-Inform.

         There is currently a high level of political and economic instability and uncertainty in the Russian Federation. As a result of the financial crisis in August 1998 all financial markets were subject to significant downward adjustments. The national currency was severely devalued during the crisis and continued to deteriorate through the end of the year. The Russian banking system suffered significant liquidity problems, and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is likely to seek forgiveness and/or restructuring of its external debt. Difficulties with the collection of budgeted tax revenues and fulfilling the significant pension and wages arrears to individuals in many regions and constituencies of the Russian Federation have continued. The economic crisis was further exacerbated by continuing political uncertainties over the development, and application, of existing and future legislation, tax regulations, and economic programs supported by the majority of political institutions and international funding agencies. These matters had a direct negative impact on the financial position and results of operations of the Company.

         The issues discussed in the preceding paragraph raise significant uncertainties over the future operations of the Company. The Company's financial statements as of December 31, 1998 and for the year then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of these uncertainties.

2.       BASIS OF PRESENTATION

         The Company maintains its records and prepares its financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, not recorded on the Company's books, which are appropriate to present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The principal adjustments are related to certain accrued revenue and expenses, foreign currency translation and depreciation and valuation of property and equipment.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

         The preparation of financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        TELECOMMUNICATIONS OF MOSCOW LLC

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSLATION

         The Company's functional currency is the US dollar because the majority of its revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian rubles) have been remeasured into US dollars in accordance with the relevant provisions of US Financial Accounting Standard ("FAS") No. 52, "Foreign Currency Translation".

         Under FAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

         The ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia ("CBR") and were considered to be a reasonable approximation of market rates until mid-August 1998. Since that date, liquidity in the CBR currency trading and interbank trading has varied as have bid and offer exchange rates. As a result, the market rates have fluctuated significantly and have diverged from the CBR rate. Nonetheless, the various market-related rates are based on the CBR rate. Accordingly, CBR rates have been used for translation purposes in these financial statements. The translation of ruble denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

         The exchange rates at December 31, 1996, 1997 and 1998 for one US dollar were RUR 5.56, RUR 5.96 and RUR 20.65, respectively. At June 18, 1999, the CBR rate had changed to RUR 24.23. The effect of this devaluation of the ruble on monetary assets and liabilities has not been determined.

         On January 1, 1998, the CBR introduced a new ruble to replace existing rubles. The new ruble has been redenominated so that one new ruble is equivalent to one thousand old rubles. The old ruble continued in circulation until December 31, 1998 and will be accepted as legal tender until December 31, 2002. All amounts herein are presented in new rubles.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash on hand and in the bank.

ACCOUNTS RECEIVABLE

         Accounts receivable are shown at their net realizable value which approximates fair value. No allowance for uncollectable accounts was deemed necessary at December 31, 1997 nor 1998.

                        TELECOMMUNICATIONS OF MOSCOW LLC

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

         Property and equipment are recorded at their historical cost. Depreciation is provided on the straight-line method over the following estimated useful lives:


          Network equipment                                           10 years
          Other property and equipment                               3-5 years

         There is no depreciation charge for construction-in-progress. Depreciation commences upon completion of the related project.

         The Company recognizes impairment of property and equipment in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. During the years ended December 31, 1996, 1997 and 1998, the Company's analyses indicated that there was not an impairment of its property and equipment.

REVENUE RECOGNITION AND TAXES ON REVENUE

         Revenues from telecommunication traffic are recognized in the period in which the traffic occurs. Revenues from connection fees and other services are recognized in the period in which the connections made and services rendered. Taxes on certain revenues were charged at rates ranging from 3.0% to 4.0% over the three years ended December 31, 1996, 1997 and 1998 and amounted to $600,000, $1,119,000 and $1,071,000, respectively, and are charged to selling general and administrative expenses.

INCOME TAXES

         The Company computes and records income taxes in accordance with FAS No. 109, "Accounting for Income Taxes".

INVESTMENT INCENTIVE DEDUCTIONS

         Russian legislation allows for certain additional tax deductions related to new asset investments. These deductions are accounted for as a reduction to current income taxes in the year in which they arise.

                        TELECOMMUNICATIONS OF MOSCOW LLC

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOVERNMENT PENSION FUNDS

         The Company contributes to the Russian Federation state pension fund, social fund, medical insurance fund, unemployment fund and transport fund on behalf of all its Russian employees. Contributions were 40.5%, 40.5% and 39.5% from base payroll for 1996, 1997 and 1998, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of financial instruments included in current assets and liabilities is considered to be the carrying value.

COMPREHENSIVE INCOME

         Effective January 1, 1998, the Company adopted FAS No. 130, "Reporting of Comprehensive Income" ("FAS No. 130"). FAS No. 130 establishes standards for the display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in equity during a period except those resulting from the issuance of shares of stock and distributions to shareholders. There were no differences between net income and comprehensive income.

BUSINESS SEGMENTS

         Effective January 1, 1998, the Company adopted FAS No. 131, "Disclosure about Segments on an Enterprise and Related Information" ("FAS No. 131"). FAS No. 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management believes the Company's operations comprise only one segment and as such adoption of FAS No. 131 did not impact the disclosures made in the Company's financial statements.

4.       GTS-VOX TRANSACTIONS

         During 1996 through 1998, GTS-Vox Limited ("Vox") recorded $26,251,000 of goodwill. This goodwill resulted from a series of issuances of GTS' shares for the initial purchase of GTS' 52.6% interest in Vox.

         Also during 1998, GTS acquired the remaining outstanding shares of Vox from its minority shareholder. As part of this transaction, Vox recorded $30,183,000 of goodwill.

\
                        TELECOMMUNICATIONS OF MOSCOW LLC

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


         The goodwill and related amortization expense related to these transactions have not been pushed down to the Company and is instead reflected in the Vox financial statements at the following amounts:


                                                                    1997          1998
                                                                  --------      --------
                                                                      (IN THOUSANDS)
Goodwill
     Beginning balance                                            $  5,200      $  6,728
     Purchases                                                       1,528        49,706
                                                                  --------      --------
Ending balance                                                    $  6,728      $ 56,434
                                                                  ========      ========
Amortization Accumulated
     Beginning balance                                            $   (234)     $ (1,975)
     Charge for the year                                            (1,741)       (7,427)
                                                                  --------      --------
Ending balance                                                    $ (1,975)     $ (9,402)
                                                                  ========      ========

5.        PROPERTY AND EQUIPMENT

          Property and equipment consists of the following at December 31:


                                                                    1997         1998
                                                                  -------      -------
                                                                      (IN THOUSANDS)
Network equipment                                                 $ 6,165      $ 8,537
Other property and equipment                                          281          508
                                                                  -------      -------
                                                                    6,446        9,045
Accumulated depreciation                                             (741)      (1,686)
Construction-in-progress                                              619          908
                                                                  -------      -------
Net book value                                                    $ 6,324      $ 8,267
                                                                  =======      =======

         Total depreciation expense on property and equipment for 1996, 1997 and 1998 was $108,000, $633,000, and $945,000, respectively.

6.       INCOME TAXES

         The Russian Federation was the only tax jurisdiction in which the Company's income was taxed. The income tax expense reported in the accompanying statements of income and retained earnings for the years ended December 31, 1996, 1997 and 1998 represents the provision for current and deferred taxes.

         Significant components of the provision for income taxes for the years ended December 31 are as follows:


                                                     1996       1997       1998
                                                    ------     ------     ------
                                                            (IN THOUSANDS)
Current tax expense                                 $2,685     $6,467     $9,738
Deferred tax expense                                    --         --         --
                                                    ------     ------     ------

Provision for income taxes                          $2,685     $6,467     $9,738
                                                    ======     ======     ======


         A reconciliation between the statutory rate and the effective income tax rate is as follows for the years ended December 31:

                        TELECOMMUNICATIONS OF MOSCOW LLC

6.       INCOME TAXES (CONTINUED)

                                                                                                 1996         1997         1998
                                                                                               -------      -------      -------
                                                                                                         (IN THOUSANDS)
Income tax expense at statutory tax rate of 35%                                                $ 4,046      $ 6,822      $ 8,109
    Tax effect of permanent differences:

       Investment incentive deductions                                                            (220)        (449)      (1,167)
       Depreciation differences due to revaluation of fixed assets                                  40          120          390

       Taxes on local currency exchange gains                                                       --           --        1,017
       Other permanent differences                                                              (1,219)         (11)       1,400
    Increase (decrease) in the valuation allowance for deferred tax
       assets                                                                                       38          (15)         (11)
                                                                                               -------      -------      -------

    Income tax expense reported in the financial statements                                    $ 2,685      $ 6,467      $ 9,738
                                                                                               =======      =======      =======

         The deferred tax balances are calculated by applying the statutory tax rates in effect at the respective balance sheet dates to the temporary differences between the tax basis of assets and liabilities and the amount reported in the accompanying financial statements, and consist of the following at December 31:


                                                              1997       1998
                                                             -----      -----
                                                               (IN THOUSANDS)
Deferred tax assets (liabilities):
       Depreciation                                          $  23      $  12
       Accrual of expenses                                     163        141
       Accrual of revenue                                     (230)      (169)
       Other deferred tax assets (liabilities)                  67         28
                                                             -----      -----

Deferred tax (liabilities)/assets                               23         12

Valuation allowance for deferred tax assets                    (23)       (12)
                                                             -----      -----

Net deferred tax liabilities                                 $  --      $  --
                                                             =====      =====

         For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate of the deferred tax assets that are less likely than not to be realized.

         The Company paid Russian profits tax of $3,320,000, $4,725,000 and $9,546,000, in 1996, 1997 and 1998, respectively.

                        TELECOMMUNICATIONS OF MOSCOW LLC

7.       SHAREHOLDERS' EQUITY

         The Company's capital structure as specified in the charter capital document is as follows as of December 31:


                                                              1997        1998
                                                            -------     -------
 Registered capital in Russian rubles:
     MTU Inform                                                   1       3,750
     GTS-Vox Limited                                             19      71,250
                                                            -------     -------
                                                                 20      75,000
                                                            =======     =======
Historical value of the Company's capital in US dollars     $     6     $ 3,593
                                                            =======     =======

         As a Russian limited liability company, the Company has no capital stock; rather, it has only contributed and locally registered capital in accordance with its charter. As such, no earnings per share data are presented in these financial statements.

         Retained earnings available for distribution at December 31, 1998 amounted to 233 million rubles or approximately $11.3 million at applicable year-end exchange rates.

8.       RELATED PARTY TRANSACTIONS

         Transactions and balances with GTS and its affiliates were as follows, as of and for the years ended December 31:


                                                      1996       1997       1998
                                                     ------     ------     ------
                                                             (IN THOUSANDS)
Sales                                                $4,290     $6,420     $7,902
Telecommunication lease and traffic costs                --        152        284
Amounts due from affiliates                           1,211      2,146      7,218
Amounts due to shareholder and affiliates               211         44         36

         Transactions and balances with MTU Inform (one of the Company's shareholders) were as follows, as of and for the years ended December 31:


                                                                        1996        1997       1998
                                                                     ---------     ------     ------
                                                                                 (IN THOUSANDS)
Telecommunication settlement and rent expense                        $     911     $2,775     $3,259
Balances in accrued liabilities                                             --        117        204
Balances in accounts receivable                                             --        126         35

                        TELECOMMUNICATIONS OF MOSCOW LLC

9.       CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

         Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash deposits and trade accounts receivable. The Company deposits the majority of its available cash with a foreign-owned financial institution in Russia and maintains certain balances with a Russian financial institution. The Company's sales and accounts receivable are made to and due from a variety of international and Russian business customers. As of December 31, 1996, one customer accounted for 54% of revenues and 100% of accounts receivable. As of December 31, 1997, this same customer accounted for 41% of revenues and 90% of accounts receivable. As of December 31, 1998, this same customer accounted for 46% of revenues and 78% of accounts receivable, respectively. The Company has no other significant concentrations of credit risk except for transactions with related parties as discussed in Note 8.

10.      COMMITMENTS

         The Company has several cancelable operating leases for office and warehouse space and telecommunications lines with terms ranging from one to five years.

         Total rent expense for 1996, 1997 and 1998 was $75,000, $188,000, and
$195,000, respectively.

11.      CONTINGENCIES

         The tax, legal and banking regulatory system continues to evolve in the Russian Federation as the Russian government manages the transformation from a command to a market-oriented economy. There were many new tax and foreign currency laws and related regulations introduced during 1997 and 1998 which were not always clearly written and were, at times, conflicting. In addition, their interpretation is subject to the opinions of a variety of local, regional and federal tax inspectors, the Central Bank of Russia officials and the Ministry of Finance. Instances of inconsistent opinions among and between these authorities are not unusual.

         The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax and legal systems, the ultimate taxes as well as penalties and interest, if any, assessed may be in excess of the amounts paid to date and accrued as of December 31, 1998. Management believes, based upon its best estimates, that the Company has paid or accrued all taxes that are applicable for the current and prior years, and complied with all essential provisions of laws and regulations of the Russian Federation. In management's opinion, the ultimate determination of the Company's overall tax liability and potential loss contingencies, to the extent not previously provided for, will not have a material effect on the financial position of the Company.

         The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations which significantly impact Russian economy. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's current activity and its overall ability to continue operations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

                        TELECOMMUNICATIONS OF MOSCOW LLC

12.      IMPACT OF THE YEAR 2000 (UNAUDITED)

         The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software which is not "Year 2000 Compliant" may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure of miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities.

         The Company has completed an assessment and has modified portions of its software so that its computer systems will function properly with respect to dates in year 2000 and thereafter. The total cost of modification or replacement is included in the maintenance agreements with the respective software companies. To date, the Company has taken actions, primarily for assessment of the Year 2000 Issue, and appropriately modified and upgraded its software.

         The project has been completed which is prior to any anticipated impact on the Company's operating systems. The Company believes that such modifications to existing software, the Year 2000 Issue will not pose significant operational problems for its computer systems. If, however, such modifications have been made incorrectly, the Year 2000 Issue could have a material impact on the operations of the Company.

         The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issues. In particular, it is unclear as to the extent that the Russian government and other organizations who provide significant infrastructure services within the Russian Federation have addressed the Year 2000 Issue. Furthermore, the current crisis discussed in Notes 1 and 11 could adversely affect the ability of the government and such organizations to fund adequate Year 2000 compliance programs. There is no guarantee that the systems of the government or of other organizations on which the Company relies will be timely converted and would not have an adverse effect on the Company and its systems.

         The costs of the project and the fact that the Company has completed its Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. There can be no guarantee, however, that these estimates will be achieved and actual results could differ materially from those anticipated. The Company's financial statements as of December 31, 1998 and for the year then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of this uncertainty.

                        TELECOMMUNICATIONS OF MOSCOW LLC
                         CONDENSED FINANCIAL STATEMENTS
                          FOR THE FIRST QUARTER OF 1999
                                   (UNAUDITED)

                        TELECOMMUNICATIONS OF MOSCOW LLC
                            CONDENSED BALANCE SHEETS
                                   (UNAUDITED)


                                                                                     DECEMBER 31, 1998  MARCH 31, 1999
                                                                                     -----------------  --------------
                                                                                               (IN THOUSANDS)
       ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                                $   483        $   279
  Accounts receivable, net                                                                   4,367          5,431
  Due from affiliated companies                                                              7,218          9,111
  VAT receivable, net                                                                          309            165
  Prepaid expenses and other assets                                                            851          1,284
                                                                                           -------        -------
       Total current assets                                                                 13,228         16,270
Property and equipment, net of accumulated depreciation of $1,687
and $1,953 at December 31, 1998 and March 31, 1999, respectively                             8,267          8,267
                                                                                           -------        -------

TOTAL ASSETS                                                                               $21,495        $24,537
                                                                                           =======        =======

       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                                         $   165        $   157
  Accrued expenses                                                                           1,781          2,278
  Due to affiliated companies                                                                   36             45
  Taxes accrued or payable                                                                     349            822
  Other taxes payable                                                                          169             --
                                                                                           -------        -------

TOTAL LIABILITIES                                                                            2,500          3,302
Commitment and contingencies
SHAREHOLDERS' EQUITY
Contributed capital                                                                              4              4
Retained earnings                                                                           18,991         21,231
                                                                                           -------        -------
       TOTAL SHAREHOLDERS' EQUITY                                                           18,995         21,235
                                                                                           -------        -------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          $21,495        $24,537
                                                                                           =======        =======

                        TELECOMMUNICATIONS OF MOSCOW LLC
                         CONDENSED STATEMENTS OF INCOME
                                   (UNAUDITED)


                                                      THREE MONTHS ENDED
                                                           MARCH 31,
                                                    -----------------------
                                                      1998            1999
                                                    -------         -------
                                                         (in thousands)
REVENUES, NET                                       $ 9,456         $ 8,291
COST OF REVENUES                                      2,405           1,875
                                                    -------         -------
GROSS MARGIN                                          7,051           6,416
OPERATING EXPENSES:
  Selling, general and administrative                   375             433
  Depreciation                                          267             267
  Non-income taxes                                      383             621
                                                    -------         -------
     Total operating expenses                         1,025           1,321
                                                    -------         -------
  Income from operations                              6,026           5,095
OTHER INCOME/(EXPENSE):
     Interest income                                    232             205
     Foreign currency losses                           (150)           (460)
                                                    -------         -------

  Net income before taxes                             6,108           4,840
  Income taxes                                        2,058           2,600
                                                    -------         -------

  Net income                                        $ 4,050         $ 2,240
                                                    =======         =======

                        TELECOMMUNICATIONS OF MOSCOW LLC
                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)


                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                      -----------------------
                                                                       1998            1999
                                                                      -------         -------
                                                                           (IN THOUSANDS)
OPERATING ACTIVITIES
Net income                                                            $ 4,050         $ 2,240
Adjustments to reconcile net income to net cash provided by
     operating activities:
  Depreciation                                                            267             267
  Foreign currency losses                                                 150             460
Changes in assets and liabilities:
  Accounts receivable                                                    (570)         (1,702)
  Due from affiliates, net                                             (1,849)         (1,884)
  Prepaid expenses and other assets                                      (461)           (334)
  Accounts payable and accrued expenses                                 2,225           1,087
                                                                      -------         -------

Net cash provided by operating activities                               3,812             134

INVESTING ACTIVITIES
Purchases of property and equipment                                      (629)           (267)
Disposal of short-term investments                                      1,704              --
                                                                      -------         -------
Net cash provided by (used in) investing activities                     1,075            (267)
Effect of exchange rate changes
    on cash and cash equivalents                                          (82)            (71)
                                                                      -------         -------

Net increase (decrease) in cash and cash equivalents                    4,805            (204)
Cash and cash equivalents at beginning of period                        3,447             483
                                                                      -------         -------
Cash and cash equivalents at end of period                            $ 8,252         $   279
                                                                      =======         =======

                        TELECOMMUNICATIONS OF MOSCOW LLC

                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.       FINANCIAL PRESENTATION AND DISCLOSURES

         AOZT Invest-Project was established in May 1994, and reregistered as TeleCommunications of Moscow LLC ("TCM" or the "Company") in November 1995. GTS-Vox Limited ("Vox") purchased 95% of TCM in July 1995. Global TeleSystems Group, Inc. ("GTS") owned 52% of Vox through June 1998. Effective July 1, 1998, Vox became a wholly-owned subsidiary of GTS. The remaining 5% of TCM is owned by MTU-Inform.

         In the opinion of management, the accompanying unaudited condensed financial statements of the Company contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's financial position as of December 31, 1998 and March 31, 1999, and the results of operations and cash flows for the periods indicated.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Material accruals have been recorded; however, other adjustments may have been required had an audit been performed. It is suggested that these financial statements be read in conjunction with the Company's 1998 audited financial statements and the notes related thereto. The results of operations for the three months ended March 31, 1999 may not be indicative of the operating results for the full year.

         The Company maintains its records and prepares its financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, not recorded on the Company's statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The principal adjustments are related to certain accrued revenue and expenses, foreign currency translation, deferred taxation, and depreciation and valuation of property and equipment. The preparation of financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        TELECOMMUNICATIONS OF MOSCOW LLC

                                   (unaudited)

Business Environment

         There is currently a high level of political and economic instability and uncertainty in the Russian Federation. As a result of the financial crisis in August 1998, financial markets were subject to significant downward adjustments. The national currency was severely devalued during the crisis and continued to deteriorate through the end of the year. The Russian banking system suffered significant liquidity problems, and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is negotiating forgiveness and/or restructuring of its external debt. Difficulties with the collection of budgeted tax revenues and fulfilling the significant pension and wages arrears to individuals in many regions and constituencies of the Russian Federation have continued. The economic crisis was further exacerbated by continuing political uncertainties over the development, and application, of existing and future legislation, tax regulations, and economic programs supported by the majority of political institutions and international funding agencies. These matters had a direct negative impact on the financial position and results of operations of the Company.

         The issues discussed in the preceding paragraph raise significant uncertainties over the future operations of the Company. The Company's financial statements as of March 31, 1999 and for the period then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of these uncertainties.

2.       POLICIES AND PROCEDURES

         On January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from nonowner sources. For the three months ended March 31, 1998 and 1999, comprehensive income for the Company is equal to net income.

3.       CONTINGENCIES

         The tax, legal and banking regulatory system continues to evolve in the Russian Federation as the Russian government manages the transformation from a command to a market-oriented economy. There were many new tax and foreign currency laws and related regulations introduced during 1998 and 1999 which were not always clearly written and were, at times, conflicting. In addition, their interpretation is subject to the opinions of a variety of local, regional and federal tax inspectors, the Central Bank of Russia officials and the Ministry of Finance. Instances of inconsistent opinions among and between these authorities are not unusual.

         The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax and legal systems, the ultimate taxes as well as penalties and interest, if any, assessed may be in excess of the amounts paid to date and accrued as of December 31, 1998 and March 31, 1999. Management believes, based upon its best estimates, that the Company has paid or accrued all taxes that are applicable for the current and prior years, and complied with all essential provisions of laws and regulations of the Russian Federation.

                        TELECOMMUNICATIONS OF MOSCOW LLC

                                   (unaudited)


3.       CONTINGENCIES (CONTINUED)

         The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations which significantly impact the Russian economy. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's current activity and its overall ability to continue operations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

                 GLOSSARY OF TELECOMMUNICATIONS INDUSTRY TERMS

         AMPS (Advanced Mobile Phone System) -- The cellular mobile telephone system based on analog technology that is now used in US systems. Each AMPS cell can handle 832 simultaneous conversations.

         ATM (Asynchronous Transfer Mode) -- A switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a switching and transmission of mixed voice, data, and video at varying rates. The ATM format can be used by many different information systems, including LANs.

         Backbone -- The through-portions of a transmission network, as opposed to spurs which branch off the through-portions.

         Bandwidth -- The information-carrying capability of a transmission medium is measured by its bandwidth, which is the relative range of frequencies that can be passed without distortion by such medium. Bandwidth is measured in Hertz, but may also be expressed as the number of bits that can be transmitted per second.

         Capacity -- The information carrying ability of a telecommunications facility.

         Carrier -- A provider of communications transmission services by fiber, wire, or radio.

         CLEC (Competitive Local Exchange Carrier) -- A CLEC is an alternative local carrier that competes with incumbent operators by offering a similar range of services, typically on the CLEC's overlay network. The CLECs compete on a selective basis for local exchange services, as well as long distance, international, Internet access and entertainment.

         Dedicated -- Refers to telecommunications lines dedicated to or reserved for use by particular customers along predetermined routes (in contrast to telecommunications lines within the local telephone company's public switched network).

         Digital -- Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

         Earth Station -- A terrestrial antenna and the supporting equipment used to receive and/or transmit telecommunications signals via satellite.

         Electrosvyaz -- Regional telephone company in Russia and other countries of the CIS.

         Enhanced Network Services -- Telecommunications services providing digital connectivity, primarily for data applications, via frame relay, ATM, or digital interexchange private line facilities. Enhanced network services also include applications on such networks, including Internet access and other Internet services.

         Frame Relay -- A wide area transport technology that organizes data into units called frames instead of providing fixed bandwidth as with private lines. A high-speed, data-packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56 kilobits per second to 1.5 megabits per second. This service is well-suited for connecting local area networks, but is not presently well-suited for voice and video applications due to the variable delays which can occur. Frame Relay was designed to operate at high speeds on modern fiber optic networks.

         Gateway -- A network element interconnecting two otherwise incompatible networks, network nodes, subnetworks or devices; performs a protocol conversion operation across a wide spectrum of communications functions.

         GSM (Global System for Mobile Communications) -- Formerly known as Groupe Speciale Mobile. GSM began as a pan-European standard for digital cellular systems. The name was changed to reflect the fact that the standard has been adopted by several countries in Asia.

         Interconnection -- Connection of a piece of telephone equipment to the telephone network, or a data terminal to a data communications network. Also refers to the connection of one communications network to another so that users of one network can communicate with users of another network.

         IPLC (International Private Leased Circuits) -- A direct channel leased from a carrier which is dedicated to a customer's use between specified points across national boundaries.

         ISDN (Integrated Services Digital Network) -- ISDN is an internationally agreed standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video conferencing over a single line, for example, and also supports a multitude of value-added switched service applications. ISDN's combined voice and data networking capabilities reduce costs for end users and result in more efficient use of available facilities. ISDN combines standards for highly flexible customer to network signaling with both voice and data within a common facility.

         LAN (Local Area Network) -- The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer's premises and may be extended or interconnected to other locations through the use of bridges and routers.

         Local Loop -- The local loop is that portion of the local telephone network that connects the customer's premises to the local exchange provider's central office or switching center. This includes all the facilities starting from the customer premise interface which connects to the inside wiring and equipment at the customer premise to a terminating point within the switching wire center.

         MAN (Metropolitan Area Network) -- A high-speed data intra-city network that links multiple locations within a city. Typically extends as far as 50 kilometers, operates at speeds from 1 megabits per second to 200 megabits per second and provides an integrated set of services for real-time data, voice and image transmission.

         NMT (Nordic Mobile Telephone System) -- A cellular standard widely used in Northern Europe.

         Overlay Network -- An overlay network is a separate, independent telecommunications network offering a particular service, or group of services, in a geographical area similar to the area serviced by an incumbent operator. An overlay network is typically deployed to address performance issues in a local public telephone network that has not been sufficiently upgraded or maintained or which does not have adequate capacity to service the needs of large volume users.

         PBX/PABX (private branch exchange/private automatic branch exchange) -- A customer operated switch on customer premises, typically used by large businesses with multiple telephone lines.

         POP (Point of Presence) -- A physical place where a carrier has placed equipment, typically a router or a switch, to allow network access.

         Port -- A port is any point of entry or exit into a network.

         Private Line -- A direct channel specifically dedicated to a customer's use between specified points. Private lines offer highly available connectivity, as they are dedicated to the use of a single organization. As private lines are priced solely based on distance, with no usage-sensitive cost element, they can be used constantly and at maximum capacity. Therefore, they offer a highly cost-effective alternative to usage-sensitive, switched services. Private networks comprise numbers of private lines.

         PSTN (Public switched telecommunications network) -- Refers to the local, long distance and international phone system typically used by the public at large.

         Redundant Electronics -- Describes a telecommunications facility using two separate electronic devices to transmit the telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

         Route Kilometers -- The number of kilometers along which fiber optic cables are installed.

         SDH (Synchronous Digital Hierarchy) -- the international standard for ultra-high-speed broadband fiber-optic, digital transmission networks that use equipment from many different manufacturers and carry a variety of services. The basic communications channel of SDH is a 155.52 megabits per second transmission channel that is multiplexed upward.

         Switch -- A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users.

         TCP/IP (Transmission Control Protocol/Internet Protocol) -- an "open" standard operating and interface protocol for federal government local area networks that use devices from multiple vendors. TCP/IP, first developed by the US Defense Department, has been adopted by some academic and business institutions who deal regularly with the federal government.

         Trunk -- A telephone circuit with a switch at both ends. A trunk may connect two central office switches, or two PBXs, or a PBX and a central office switch.

         VSAT (Very Small Aperture Terminal) -- A relatively small satellite antenna, typically 1.5 to 3.0 meters in diameter used for satellite-based point-to-multipoint data communications applications.

         X.25 -- A standard governing the interface between data terminals and data circuit termination equipment for terminals on packet-switched data networks.

                                     Shares

                                     [LOGO]



                                  Common Stock


                                 -------------

                                   PROSPECTUS

                                 -------------






                                 Deutsche Bank


                                     , 1999

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         SEC registration fee....................................................     $
         NASD filing fee.........................................................
         Nasdaq listing fee......................................................
         Blue Sky fees and expenses..............................................
         Printing and engraving expenses.........................................
         Attorneys' fees and expenses............................................
         Accountants' fees and expenses..........................................
         Transfer agent's and registrar's fees and expenses......................
         Miscellaneous...........................................................
                                                                                      -------------
                  Total..........................................................
                                                                                      =============


         The amounts set forth above are estimates except for the SEC registration fee and the NASD filing fee.


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Golden Telecom Inc.'s Certificate of Incorporation and By-laws provide for indemnification of its directors and officers to the fullest extent permitted by the Delaware General Corporate Law, as such law may be amended from time to time.

         Section    of the Underwriting Agreement (Exhibit 1.1 hereto) contains provisions for certain indemnification rights to the directors and officers of Golden Telecom, Inc.

         In addition, Golden Telecom, Inc. maintains liability insurance for its directors and officers.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

         None.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)      EXHIBITS.

         EXHIBIT
         NUMBER            DESCRIPTION OF EXHIBIT
         ------            ----------------------
         1.1*              Form of Underwriting Agreement
         3.1*              Certificate of Incorporation of Golden Telecom, Inc.
         3.2*              By-laws of the Golden Telecom, Inc.
         4.1*              Specimen Certificate representing shares of Common Stock
         5.1*              Opinion of Shearman & Sterling as to the legality of the common shares of Golden
                           Telecom, Inc.
         21.1*             List of subsidiaries of Golden Telecom, Inc.
         23.1              Consent of Ernst & Young (CIS) Limited, Independent Auditors (Golden Telecom, Inc.)
         23.2              Consent of Ernst & Young (CIS) Limited, Independent Auditors (EDN Sovintel LLC)
         23.3              Consent of Ernst & Young (CIS) Limited, Independent Auditors (TeleCommunications
                           of Moscow LLC)
         23.4*             Consent of Shearman & Sterling (included in its opinion in Exhibit 5.1)
         24.1              Powers of Attorney (included on the signature page hereof)

-------------------
*  To be filed by amendment.
+ Exhibits for which Golden Telecom, Inc. is seeking confidential treatment for certain portions.

         (b)      CONSOLIDATED FINANCIAL STATEMENT SCHEDULES.

                  We have furnished Schedule II -- Valuation and Qualifying Accounts on page II-5 for Golden Telecom, Inc.

                  All other schedules are omitted because they are not applicable or not required, or because the required information is either incorporated herein by reference or included in the financial statements or notes thereto included in this report.


ITEM 17.  UNDERTAKINGS

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

           The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Moscow, Russia on July 14, 1999.


                                     GOLDEN TELECOM, INC.


                                     By: /s/ Stewart P. Reich
                                        --------------------------------
                                         Name: Stewart P.  Reich
                                         Title: President and Chief
                                                Executive Officer

                               POWER OF ATTORNEY

         The undersigned Directors and Officers of Golden Telecom, Inc. hereby constitute and appoint David J. Wisher and Jeffrey A. Riddell and each of them acting singly, as true and lawful attorneys-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, any related registration statement and its amendments and exhibits filed pursuant to Rule 462(b) under the Securities Act and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby or under any related registration statement or any amendment hereto or thereto, with full power and authority to do and perform each and every act and thing requisite and necessary or desirable, hereby ratifying and confirming all that each of such attorneys-in-fact or its substitute shall lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                  SIGNATURE                                   TITLE                              DATE
                  ---------                                   -----                              ----
          /s/ Stewart P. Reich                        President and                            July 13, 1999
         ---------------------------                  Chief Executive Officer,
         Stewart P. Reich                             Director
                                                      (Principal Executive
                                                      Officer)


          /s/ David J. Wisher                         Chief Financial Officer                  July 13, 1999
         ---------------------------                  (Principal Financial and
         David J. Wisher                              Accounting Officer)

                                                      Director                                 July 13, 1999
          /s/ Grier C. Raclin
         ---------------------------
         Grier C. Raclin

                                                      Director                                 July 13, 1999
          /s/ William H. Seippel
         ---------------------------
         William H. Seippel

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                              GOLDEN TELECOM, INC.


                     COL A                           COL B                 COL C                 COL D        COL E
------------------------------------------------- ------------ ------------------------------ ------------- -----------
                                                                         ADDITIONS
                                                               ------------------------------
                                                   Balance at    Charged to    Reserves                       Balance
                                                   Beginning     Costs and       from                        at End of
                  Description                      of Period     Expenses     Acquisitions     Deductions     Period
------------------------------------------------- ------------ ------------- ---------------- ------------- -----------
Allowance for doubtful accounts at 12/31/98             3,947         4,418              589        (4,746)      4,208
Allowance for doubtful accounts at 12/31/97               766         3,290               --          (109)      3,947
Allowance for doubtful accounts at 12/31/96                --           766               --            --         766

                                 EXHIBIT INDEX

         EXHIBIT
         NUMBER            DESCRIPTION OF EXHIBIT
         ------            ----------------------
         1.1*              Form of Underwriting Agreement
         3.1*              Certificate of Incorporation of Golden Telecom, Inc.
         3.2*              By-laws of the Golden Telecom, Inc.
         4.1*              Specimen Certificate representing shares of Common Stock
         5.1*              Opinion of Shearman & Sterling as to the legality of the common shares of Golden
                           Telecom, Inc.
         21.1*             List of subsidiaries of Golden Telecom, Inc.
         23.1              Consent of Ernst & Young (CIS) Limited, Independent Auditors (Golden Telecom, Inc.)
         23.2              Consent of Ernst & Young (CIS) Limited, Independent Auditors (EDN Sovintel LLC)
         23.3              Consent of Ernst & Young (CIS) Limited, Independent Auditors (TeleCommunications
                           of Moscow LLC)
         23.4*             Consent of Shearman & Sterling (included in its opinion in Exhibit 5.1)
         24.1              Powers of Attorney (included on the signature page hereof)

-------------------
*        To be filed by amendment.
+ Exhibits for which Golden Telecom, Inc. is seeking confidential treatment for certain portions.